Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259723

PROSPECTUS SUPPLEMENT NO. 2

(to prospectus dated September 30, 2021)

6,624,939 Ordinary Shares

Genius Sports Limited

(a non-cellular company limited by shares incorporated and registered under the laws of the Island of Guernsey)

This prospectus supplement no. 2 (this “prospectus supplement”) amends and supplements the prospectus dated September 30, 2021 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-259723). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2022 (the “Form 20-F”). Accordingly, we have attached the Form 20-F to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares and warrants are listed on The New York Stock Exchange under the symbols “GENI” and “GENI WS”, respectively. On March 17, 2022, the closing price of our ordinary share was $5.19 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 24 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 18, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File Number: 001-40352

Genius Sports Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Island of Guernsey
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL Telephone:

+44 (0) 20 7851 4060

(Address of Principal Executive Offices)

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue #204

Newark, Delaware 19711

Telephone: (302) 738-6680

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	GENI	New York Stock Exchange
Warrants	GENI WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, the issuer had 202,926,490 outstanding ordinary shares, 18,500,000 outstanding B shares stapled to the NFL warrants, 11,250,000 outstanding NFL warrants exercisable within 60 days, and 7,668,381 public warrants exercisable within 60 days.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting

Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

GENIUS SPORTS LIMITED

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward- looking statements, including among other things, the items identified in the section entitled “Risk Factors” of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

FREQUENTLY USED TERMS

Unless otherwise stated in this Report on Form 20-F or the context otherwise requires, references to:

“Apax Funds” means certain funds the ultimate general partners of which are advised by Apax Partners LLP.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of October 27, 2020, by and among dMY, TopCo, MidCo, Genius, Merger Sub and Sponsor, a copy of which is filed as Exhibit 4.1 to this Report, and as may be amended from time to time.

“Class A Shares” means dMY’s Class A common stock, par value $0.0001.

“Closing” means the closing of the Business Combination.

“Company” means Genius.

“Continental” means Continental Stock Transfer & Trust Company.

“dMY IPO” means dMY’s August 18, 2020 initial public offering of units, with each unit consisting of one Class A Share and one-third of one warrant, raising total gross proceeds of approximately $276,000,000.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Genius” means Genius Sports Limited.

“Genius Board” means the board of directors of Genius.

“Genius Governing Documents” means the Amended and Restated Memorandum of Incorporation and the Amended and Restated Articles of Incorporation of Genius.

“Genius ordinary shares” means the ordinary shares of Genius, par value $0.01.

“Guernsey Companies Law” means the Companies (Guernsey) Law, 2008 (as amended).

“Merger Sub” means Genius Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Genius.

“MidCo” means Maven Midco Limited, a private limited company incorporated under the laws of England and Wales.

“NewCo” means Galileo NewCo Limited, a company incorporated under the laws of Guernsey, and its subsidiaries when the context requires, that changed its name to Genius Sports Limited in connection with the Business Combination.

“NYSE” means the New York Stock Exchange.

“private placement warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of the dMY IPO, with each such warrant entitling the holder thereof to purchase one Class A Share at a price of $11.50 per share.

“public warrants” means the 9,200,000 redeemable warrants sold as part of the units in the dMY IPO.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means dMY Sponsor II, LLC, a Delaware limited liability company.

“Target Companies” means, collectively, TopCo, MidCo, Genius, Merger Sub and all direct and indirect subsidiaries of TopCo.

“TopCo” means Maven Topco Limited, a company incorporated under the laws of Guernsey.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“warrants” means the private placement warrants and public warrants.

EXPLANATORY NOTE

Certain amounts that appear in this Report may not sum due to rounding.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Our business faces significant risks and uncertainties. These risks and uncertainties could materially and adversely affect our business, financial condition or results of operations. You should carefully consider all of the information set forth in this Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Additional risks not presently known to us or that we currently deem immaterial, may also impair our business operations, share price, financial condition or reputation. These risks include, among others, the following:

•

Health epidemics or pandemics, such as COVID-19, can and have adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of sporting live sporting events, all of which can affect our financial results, our business operations, and prospects.

•

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, geopolitical circumstances and events, such as the Russia and Ukraine conflict, and the health of the sports, entertainment and sports betting industries.

•	We may not be able to offset higher costs associated with inflation and other general cost increases.

•	The international scope of our operations may expose us to increased risk, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

•	Fluctuating foreign currency and exchange rates may negatively impact our business, results of operations and financial position.

•

We rely on relationships with sports organizations from which we acquire sports data, including, among other things, via arrangements for exclusive rights for such data. Loss of existing relationships, overreliance on certain relationships, or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage, or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

•	Risks related to the U.K.’s exit from the European Union (“Brexit”) may have a negative effect on global economic conditions, financial markets and our business in years to come.

•	We operate in a competitive market and we may lose customers and relationships to both existing and future competitors.

•

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of the Company, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

•

Our collection, storage and processing of personal data is subject to applicable data protection and privacy laws in various jurisdictions, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action.

•

We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business.

•

Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects.

•	We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

•

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

•	We have a history of losses and may not be able to achieve or sustain profitability in the future.

•

Genius may issue additional Genius ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Genius ordinary shares.

•

Because Genius is incorporated under the laws of the States of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

•	It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

•

As a company incorporated in the States of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may, and in some cases does afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

Risks Related to Genius Sports Group’s Business

Macroeconomic and Geopolitical Risks

Health epidemics or pandemics, such as COVID-19, can and has adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of sporting live sporting events, all of which can affect our financial results, our business operations and prospects.

The outbreak of COVID-19 has negatively affected economic conditions regionally as well as globally, and has caused a reduction in consumer spending and continues to have an unpredictable impact on consumer spending and the operation of leisure and sporting events. Efforts to contain the effect of the virus have included business closures, travel restrictions and restrictions on public gatherings and events. Governments around the world, including governments in Europe and state and local governments in the U.S., have restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date, governmental authorities have imposed or have recommended various measures, including social distancing, quarantine and stay-at-home or “shelter-in-place” directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings.

The direct impact on our business and the business of our customers, including sports organizations and bookmakers, beyond disruptions in normal business operations in several of our and their offices and business establishments, has been primarily through the suspension, postponement and cancellation of sports and sporting events. The suspension, postponement and cancellation of sporting events affected by COVID-19 has reduced the volume of sporting events on which we can collect data and has had an adverse impact on our revenue and the revenue of our customers and sports organizations.

Additionally, as a result of the cancellation of major and professional sporting events, bookmakers have increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposes our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to our international operations. Although many sports seasons and sporting events have recommenced in recent months, the rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to us, our performance, and our financial results. The revenue of our customers and sports organizations and our revenue continues to depend on sports events taking place, and we may not generate as much revenue as we would have without the cancellation or postponements in the wake of COVID-19. The continued impact of COVID-19 remains uncertain at this time and therefore we cannot predict the full impact it may have on our end markets and our operations; however, the effect on our results has been material and adverse, and it may continue to be material and adverse in the future. Any significant or prolonged decrease in sporting events and in consumer spending on entertainment or leisure activities could adversely affect the demand for offerings of our customers and sports organizations and, in turn, our offerings, reducing our cash flows and revenues, and thereby materially harm our business, financial condition, results of operations and prospects.

Moreover, as a result of orders issued by governmental authorities around the world, a number of our customers’ operations have been restricted and certain of their properties continue to see intermittent periods of forced closure. While many of these operations have resumed and properties have reopened, demand for our products and services may continue to be adversely impacted by such closures and restrictions in the future.

If a large number of our employees and/or a subset of our key employees and executives are impacted by COVID-19, our ability to continue to operate effectively may be negatively impacted. We have taken precautionary measures intended to help minimize the risk of the virus to our staff which may disrupt our operations, however it may impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition.

COVID-19 could continue to have a material adverse impact on economic and market conditions and trigger a period of continued global or regional economic slowdown. Our business and the businesses of our customers and sports organizations are particularly sensitive to reductions in discretionary consumer spending. Demand for entertainment and leisure activities, including sporting events, sports betting and online gaming, can be affected by changes in the economy and consumer tastes, both of which are difficult to predict and beyond our control. Unfavorable changes in general economic conditions, including recessions, economic slowdowns, sustained high levels of unemployment, high inflation, and rising prices or the perception by consumers of weak or weakening economic conditions, may reduce consumers’ disposable income or result in fewer individuals engaging in entertainment and leisure activities, such as sporting events, sports betting and online gaming. In particular, the effects of COVID-19 have reduced the coverage we are able to offer to our customers and required us to amend payment terms to reflect this.

We rely on relationships with sports organizations from which we acquire sports data, including, among other things, via arrangements for exclusive rights for such data. Loss of existing relationships, overreliance on existing relationships or failure to renew or expand existing relationships may cause unanticipated costs or loss of competitive advantage or require us to modify, limit or discontinue certain offerings, which could materially affect our business, financial condition and results of operations.

We rely on relationships with sports organizations from which we acquire rights to collect and supply sports data that we provide to our customers. Substantially all of our offerings and services use sports data acquired from sports organizations. The future success of our business may depend, in part, on our ability to obtain, retain and expand relationships with sports organizations. We have arrangements with sports organizations for rights to their sports data, including, in certain cases, exclusive rights for such data. Our arrangements with sports organizations, including exclusive arrangements, may not continue to be available to us on commercially reasonable terms or at all. In the event that we lose exclusive existing arrangements or cannot renew and expand existing arrangements, we may lose our competitive advantage or be required to discontinue or limit our offerings or services. Additionally, our competitors may choose to infringe on our exclusive stadium rights by collecting data on events on which we have exclusive rights. In these instances, our rights may be devalued and litigation to enforce our rights or recover damages incurred by such infringement may be costly, ineffective and time consuming.

Our exclusivity arrangements with certain sports organizations are subject to short and medium term contracts, which may not be renewed on favorable terms or at all. Additionally, we are party to litigation regarding whether entering into arrangements with sports organizations to be the exclusive acquirer and provider of sports data for such sports organizations violates competition laws. The loss of such exclusive arrangements with one or more sports organizations, whether due to a judicial judgment, order or settlement, or otherwise, including as a result of the expiration or termination of our exclusivity arrangements, may cause loss of competitive advantage and could materially adversely affect our financial condition and business operation.

Fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians collecting data on behalf of the Company, may adversely affect our business, financial condition and results of operations and negatively impact our reputation.

Our reputation and the strength of our brand are key competitive strengths. To the extent that the sports and sports betting industry as a whole or the Company, relative to its competitors, suffers a loss in credibility, our business will be significantly impacted. Factors that could potentially have an impact in this regard include fraud, corruption or negligence related to sports events, including as a result of match fixing, or by our employees or contracted statisticians collecting data on behalf of the Company or third parties. Operational errors, whether by us or our competitors, could also harm the reputation of the Company or the sports data, sports betting, online gaming and sports marketing industries. Damage to reputation and credibility could have a material adverse impact on our business, financial condition and results of operations.

Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand and reputation, including as a result of negative publicity, our business and operating results may be harmed.

We believe that developing, maintaining and enhancing our brand is critical to achieving widespread acceptance of our products and services, attracting new customers, retaining existing customers, persuading existing customers to adopt additional products and services and hiring and retaining our employees. We believe that the importance of our brand will increase as competition in our markets further intensifies. Successful promotion of our brand will depend on a number of factors, including the effectiveness of our marketing efforts, including thought leadership, our ability to provide high- quality, reliable and cost-effective products and services, the perceived value of our products and services and our ability to provide quality customer success and support experience. Brand promotion activities require us to make substantial expenditures. To date, we have made significant investments in the promotion of our brand. The promotion of our brand, however, may not generate customer awareness or increase revenue, and any increase in revenue may not offset the expenses we incur in building and maintaining our brand.

We operate in a public-facing industry where negative publicity, whether or not justified, can spread rapidly through, among other things, social media. Negative publicity, including related to the use of fixed-odds betting terminals, sports betting by vulnerable parties, whether or not it is connected with our services or brand and lack of diversity within the industry may adversely impact our reputation and the willingness of the public to participate in sports betting, negatively impact the promotion of our brand or cause jurisdictions to place restrictions on, or ban, sports betting. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand could be harmed. Moreover, even if we are able to respond in a timely and appropriate manner, we cannot predict how negative publicity may affect our reputation and business.

We and our employees also use social media to communicate externally. There is risk that the use of social media by us or our employees to communicate about our business may give rise to liability or result in public exposure of personal information of our employees or customers, each of which could affect our revenue, business, results of operations and financial condition.

We may not be able to offset higher costs associated with inflation and other general cost increases.

We are subject to inflationary and other general cost increases, including with regard to our labor costs, selling and marketing costs, communications costs, travel costs, software development costs, professional fees and other costs. General economic conditions may result in higher inflation, which may increase our exposure to higher costs. If we are unable to offset these cost increases by price increases, growth, and/or cost reductions in our operations, these inflationary and other general cost increases could have a material adverse effect on our operating cash flows, profitability, and liquidity.

We operate in a competitive market and we may lose customers and relationships to both existing and future competitors.

The markets for sports data and sports data technology services and solutions and marketing services are competitive and rapidly changing. The sports media industry is particularly competitive and fast growing. Competition in these markets may increase further if economic conditions or other circumstances, including as a result of COVID-19, cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing competitors, or future competitors, may have or obtain greater name recognition, larger customer bases, better technology or data, lower prices, exclusive or better access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, sports betting operators, sports organizations, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. We currently rely on data journalists to attend events to collect data. If our competitors develop technology before we do, whether through artificial intelligence or otherwise, that makes scouts obsolete, our business could be materially harmed, and our profitability would be reduced. Further, if competitors gain access to faster visual feeds from stadiums, our exclusive in-stadium rights would have reduced value and our revenues could decline. If we are unable to retain customers or obtain new customers or maintain or develop relationships with sports organizations, our revenues could decline. Increased competition for exclusive league partnerships could result in lower revenues and higher expenses, which would reduce our profitability.

Our business may be materially adversely affected if our existing and future products, technology, services and solutions do not achieve and maintain broad market acceptance, if we are unable to keep pace with or adapt to rapidly changing technology, evolving industry standards and changing regulatory requirements, or if we do not invest in product development and provide services that are attractive to our customers.

Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers, to achieve and maintain broad market acceptance for our existing and future products and services, to successfully introduce new and upgraded products and services and to successfully implement our current and future geographic expansion plans. To be successful, we must be able to quickly adapt to changes in technology, industry standards and regulatory requirements by continually enhancing our technology, services and solutions. Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes burdens on our product development team, management and researchers. These processes are costly, and our efforts to develop, integrate and enhance our services may not be successful. In addition, successfully launching and selling a new or upgraded service puts additional strain on our sales and marketing resources. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets impose additional burdens on our research, systems development, sales, marketing and general managerial resources. If we are unable to manage our expansion efforts effectively, in obtaining greater market share or in obtaining widespread adoption of new or upgraded products and services, we may not be able to offset the expenses associated with the launch and marketing of the new or upgraded service, which could have a material adverse effect on our financial results. If we introduce new or expand existing offerings for our business, we may incur losses or otherwise fail to enter these markets successfully. Our expansion into these markets will place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years, if at all.

If we are unable to develop new or upgraded services or decide to combine, shift focus from, or phase out a service, then our customers may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. If we incur significant costs in developing new or upgraded services or combining and coordinating existing services, if we are not successful in marketing and selling these new services or upgrades, or if our customers fail to accept these new or combined and coordinating services, then there could be a material adverse effect on our results of operations due to a decrease of our revenues and a reduction of our profitability. If we eliminate or phase out a service and are not able to offer and successfully market and sell an alternative service, our revenue may decrease, which could have a material adverse effect on our results of operations.

If we lose any official accreditation from one of our league or federation partners, we could lose our exclusive rights to collect certain data and our services would be less attractive to customers. Our revenue may decrease as a result, which could have a material adverse effect on the results of our operations.

Further, increased competition for skilled staff in locations where we are based could have a material adverse effect on our business operations. Our service provisions and operations requires that we recruit, retain and develop personnel from diverse backgrounds across a wide range of expertise areas and geographies. In order to maintain and grow in a competitive market, we require significant intellectual capital in the fields of technology, gaming, customer service and key management functions across various jurisdictions. Failure to retain key positions could result in increased recruitment costs for senior management positions and across competitive markets. If we cannot retain, attract and develop our intellectual capital we may see a decrease in our service provision, data collection, technological development, corporate functionality and operations which could cause slower growth or a loss in interest to competitors which could result in lost revenues and long-term prospects.

Our success depends on our continued improvements to provide products and services that are attractive to our customers. As a result, we must continually invest resources in product development, retention of human capital and successfully incorporate and develop new technology.

We must use all efforts to retain and acquire sports data rights and to protect and enforce our data rights. If we are unable to do so or otherwise provide products and services that customers want, then customers may become dissatisfied and use competitors’ services. If we are unable to continue offering innovative services, we may be unable to attract additional customers or retain our customers, which could harm our business, results of operations and financial condition.

The loss or significant reduction in business from one or more of our large customers could materially adversely affect our business, financial condition and results of operations.

A material portion of our revenues is concentrated in some of our largest customers. Our revenue growth depends on our ability to obtain new clients and achieve and sustain a high level of renewal rates with respect to our existing customers. Failure to achieve one or more of these objectives could have a material adverse effect on our business, financial condition and operating results. If we lose one or more of our large customers or have significant reduction in business from such customers, our business, financial condition or results of operations could be materially adversely affected. In addition, our customers’ losses in the betting market may adversely affect our financial condition if we are participating in a profit sharing arrangement with that customer.

We have historically achieved growth organically, but have supplemented such growth via strategic acquisitions of key targets. We may undertake acquisitions or divestitures in the future, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations. Our business may suffer if we are unable to successfully integrate acquired businesses into the Company or otherwise manage the growth associated with such acquisitions.

As part of our business strategy, we have made, and we intend to continue to make, acquisitions as opportunities arise to add new or complementary businesses, products, brands or technologies. From time to time, we may enter into letters of intent, agreements, agreements in principle or memoranda of understanding or similar documents or commitments related to acquisitions of a new or complementary business. In some cases, the costs of such acquisitions may be substantial, including as a result of professional fees and due diligence efforts. There is no assurance that the time and resources expended on pursuing a particular acquisition will result in a completed transaction, or that any completed transaction will ultimately be successful.

In addition, we may be unable to identify suitable acquisition or strategic investment opportunities, or may be unable to obtain any required financing or regulatory approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all. We may decide to pursue acquisitions with which our investors may not agree and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. In addition, acquisitions and the integration thereof require significant time and resources and place significant demands on our management, as well as on our operational and financial infrastructure. In addition, if we fail to successfully close transactions or integrate new teams, or integrate the products and technologies associated with these acquisitions into our company, our business could be seriously harmed. Acquisitions may expose us to operational challenges and risks, including:

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the ability to profitably manage acquired businesses or successfully integrate the acquired businesses’ operations, culture, personnel, financial reporting, accounting and internal controls, technologies and products into our business;

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increased indebtedness and the expense of integrating acquired businesses, including significant administrative, operational, economic, geographic or cultural challenges in managing and integrating the expanded or combined operations;

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entry into jurisdictions or acquisition of products or technologies with which we have limited or no prior experience, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

•	exposure to compliance, intellectual property or other issues, not uncovered by a limited due diligence review of the target or otherwise;

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diversion of management’s attention and the over-extension of our operating infrastructure and our management systems, information technology systems, and internal controls and procedures, which may be inadequate to support growth;

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bringing new businesses into compliance with various laws and regulations, including but not limited to Sarbanes Oxley Section 404, and implementing adequate financial, risk and compliance controls to ensure appropriate financial reporting.

•	failure to fully integrate new business into our operations and difficulty in utilizing personnel and technology effectively.

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the ability to fund our capital needs and any cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties; and

•	the ability to retain or hire qualified personnel required for expanded operations.

Our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. Issuing additional equity to fund an acquisition has and would cause economic dilution to existing stockholders. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our equity unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy and our business may be seriously harmed.

Our operations are subject to seasonal fluctuations that may impact our cash flows.

Although the sporting calendar is year round, there is seasonality in sporting events that may impact our operations and operations of our customers and sports organizations. The broad geographical mix of our customer base also impacts the effect of seasonality as customers in different territories will place differing importance on different sporting competitions and those competitions will often have different sporting calendars. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause peaks in our revenues and revenues of our customers and such sports organizations. On the other hand, their respective off-seasons may cause troughs in our revenues and revenues of our customers and such sports organizations. Certain sports only hold events during portions of the calendar year. For example, our revenues are significantly impacted by the NFL and European football season calendars. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, or the cancellation or postponement of sporting events and races. Such fluctuations and uncertainties may negatively impact our cash flows.

Indemnity provisions in customer and other third-party agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments of damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products and services, damage our reputation and harm our business, results of operations and financial condition.

Our business and operating results and the business and operating results of our customers, suppliers and vendors may be significantly impacted by general economic, political and social conditions, pandemics, wars or terrorist activity, severe weather events and other natural disasters, geopolitical circumstances and events, such as the Russia and Ukraine conflict, and the health of the sports, entertainment and sports betting industries.

Our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to global economic conditions and their impact on levels of consumer spending. Economic recessions have had, and may continue to have, far reaching adverse consequences across many industries, including the global sports, entertainment and sports betting industries, which may adversely affect our business and financial condition and the business and financial condition of our customers, suppliers and vendors. In the past decade, global, U.S. and U.K. economies have experienced tepid growth following the financial crisis in 2008 – 2009 and there appears to be an increasing risk of a recession due to international trade and monetary policy, COVID-19 and other changes. If the national and international economic recovery slows or stalls, these economies experience another recession or any of the relevant regional or local economies suffers a downturn, we and our customers, suppliers and vendors may experience a material adverse effect on our and their business, financial condition, results of operations and prospects.

Further, our business and operating results and the business and operating results of our customers, suppliers and vendors are subject to geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism. For example, we operate an office in Zaporizhzhia, Ukraine and have operations and revenue generating business within Ukraine and Russia. Geopolitical tensions with the ongoing conflict between Russia and Ukraine may adversely affect our operations involving Ukraine, Russia and other countries involved in the conflict and present safety risks to our office and staff in Zaporizhzhia. Due to the conflict, we have ceased all commercial operations in Russia and Belarus until further notice. Further, certain countries or organizations have implemented actions and may implement further actions in relation to the conflict, including trade actions, tariffs, export controls, cyber-attacks and sanctions, against other countries or localities, including potentially against certain government, government-related, or other entities or individuals, which along with any retaliatory measures, could increase costs, adversely affect our operations, or adversely affect our ability to meet contractual and financial obligations. Although we generated only approximately 1% of our revenues in Russia, Belarus and Ukraine for the year ended December 31, 2021, the ongoing conflict between Russian and Ukraine, uncertainty and disruption in the global economy and financial markets due to such conflict, and further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business, which could adversely affect our business and/or our customers, suppliers and vendors in the broader region.

Additionally, we, and our customers, partners and suppliers, are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to our or our customers’ and suppliers’ products and services, or changes in tax rules and regulations or interpretation thereof related to our or our customers’ and suppliers’ products and services, could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

Adverse developments affecting financial markets and economies throughout the world, including fluctuation in stock markets resulting from, among other things, trends in the economy as a whole, a general tightening of availability of credit, decreased liquidity in certain financial markets, increased interest rates, foreign exchange fluctuations, increased energy costs, acts of war or terrorism, transportation disruptions, severe weather events and other natural disasters, declining consumer confidence, sustained high levels of unemployment or significant declines or volatility in stock markets, as well as concerns regarding pandemics, epidemics and the spread of contagious diseases, may further reduce spending on sporting events, sports betting and marketing services and may negatively affect the sports, entertainment and sports betting industries. Any one of these developments could have a material adverse effect on our and our customers’, suppliers and vendors’ business, financial condition, results of operations and prospects.

Risks Related to Legal Matters and Regulations

We and our customers, partners and suppliers are subject to a variety of domestic and foreign laws and regulations, which are subject to change and interpretation and which could subject us to claims or otherwise harm our and our customers’ and suppliers’ respective businesses. Any change in existing regulations or their interpretation, or the regulatory climate and requirements applicable to our or our customers’ and suppliers’ products and services, or changes in tax rules and regulations or interpretation thereof related to our or our customers’ and suppliers’ products and services, could adversely impact our or our customers’ and suppliers’ ability to operate our or their respective businesses as currently conducted or as we seek to operate in the future, which could have a material adverse effect on our financial condition and results of operations.

We and our customers, partners and suppliers are generally subject to laws and regulations relating to sports, sports betting, online gaming, marketing and advertising in the jurisdictions in which we and they conduct our and their businesses or in some circumstances, of those jurisdictions in which we and they offer services or those are available, as well as the general laws and regulations that apply to all e-commerce and online businesses as well as all publicly listed businesses, such as those related to privacy and personal information, tax, anti-money laundering, anti-bribery, advertising, competition, inside information and disclosures, and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, and changes in legislative or governmental priorities, may have a material impact on our operations and financial results. In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit sports betting, online gaming and advertising, while others have taken the position that sports betting or online gaming should be licensed and regulated and have adopted or are in the process of considering legislation and regulations to enable sports betting or online gaming in their jurisdictions. In some jurisdictions, additional requirements and restrictions may continue to develop. For example, recently, the Committees of Advertising Practice in the U.K. recommended new rules which ban sports betting advertisements if they are likely to appeal to minors, which evidences a trend in Europe for an increasingly restrictive approach to gambling advertising more generally. Additionally, some jurisdictions in which we may operate could presently be unregulated or partially regulated and therefore more susceptible to the enactment or change of laws and regulations. Some jurisdictions do not have laws that grant us rights in the data we collect. Any enactment of laws in these jurisdictions would require a change in how we conduct business in such jurisdictions.

As of 31 December 2021, we have licenses in 17 states and are permitted to provide services in a total of 21 states in the U.S. that have adopted legislation permitting online sports betting. We also have a further 3 tribal licenses in the U.S., 2 licenses in Romania, and 2 licenses in UK. However, we offer our services to customers in many more countries, but do not always have visibility of where our customers use our products and services to offer their services to their customers. Any of our licenses could be revoked, suspended or conditioned at any time. Our license applications may also be denied or conditioned. The loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause us to cease offering some or all of our offerings in the impacted jurisdictions. As laws and regulations change, we may need to obtain and maintain licenses or registrations in additional jurisdictions. In addition, once licensed, we may be subject to various ongoing requirements, including supervision by the respective governmental agency of certain transfers of ownership and acquisitions.

In May 2018, the U.S. Supreme Court struck down the Professional and Amateur Sports Protection Act of 1992 (“PASPA”) as unconstitutional. This decision has the effect of lifting federal restrictions on sports betting and thus allows states to determine by themselves the legality of sports betting. Since the repeal of PASPA, several states have legalized online sports betting. To the extent new real money gaming or sports betting jurisdictions are established or expanded, we cannot guarantee that we will be successful in penetrating such new jurisdictions or expanding our business or customer base in line with the growth of existing jurisdictions. If we are unable to effectively develop and operate directly or indirectly within these new jurisdictions or if our competitors are able to successfully penetrate geographic jurisdictions that we cannot access or where we face other restrictions, there could be a material adverse effect on our business, operating results and financial condition. Our failure to obtain or maintain the necessary regulatory approvals and licenses in jurisdictions, whether individually or collectively, could have a material adverse effect on our business. See Item 4.B. To expand into new jurisdictions, we may need to be licensed and obtain approvals of our product offerings. This is a time-consuming process that can be extremely costly. Any delays in obtaining or difficulty in maintaining regulatory approvals or licenses needed for expansion within existing jurisdictions or into new jurisdictions can negatively affect our opportunities for growth, including the growth of our customer base, or delay our ability to recognize revenue from our offerings in any such jurisdictions.

Future legislative and regulatory action, and court decisions or other governmental action, may have a material impact on our and our customers’ operations and financial results. Governmental authorities could view us or our customers as having violated applicable laws or regulations, despite our or their efforts to obtain and maintain all applicable licenses or approvals. There is also a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities or incumbent providers, or private individuals, could be initiated against us, Internet service providers, credit card and other payment processors, advertisers and others involved in sports betting and online gaming industries. Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our customers or other business partners, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our and our customers’ businesses, financial condition, results of operations and prospects, as well as impact our and our customers’ reputation.

There can be no assurance that legally enforceable legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to prohibit, legislate or regulate various aspects of sports betting and online gaming industries (or that existing laws in those jurisdictions will not be interpreted negatively). Compliance with any such legislation may have a material adverse effect on our and our customers’ businesses, financial condition and results of operations, either as a result of our determination that a jurisdiction should be blocked, or because a local license or approval may be costly for us or our customers to obtain and/or such licenses or approvals may contain other commercially undesirable conditions.

Our collection, storage and processing of personal data is subject to applicable data protection and privacy laws in various jurisdictions, and any failure to comply with such laws may harm our reputation and business or expose us to fines and other enforcement action.

In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to different laws and regulations. In particular, data security and data protection laws and regulations relating to personal and consumer information that we are subject to often vary significantly by jurisdiction. Our media business is particularly impacted by such data security and data protection laws and regulations as the business targets end consumers of gambling services.

For example, the EU-wide General Data Protection Regulation (“GDPR”) became applicable on May 25, 2018, replacing the data protection laws of each EU member state. The GDPR implemented more stringent operational requirements for processors and controllers of personal data, including, for example, expanded disclosures about what and how personal information is to be used, limitations on retention of information, increased requirements to erase an individual’s information upon request, mandatory data breach notification requirements and higher standards for data controllers to demonstrate that they have obtained valid consent from individuals to process their personal data (or reliance on another appropriate legal basis) for certain data processing activities. It also significantly increased penalties for noncompliance, including where we act as a data processor. Notwithstanding Brexit, largely identical requirements apply under the equivalent legislation in the U.K. (the “U.K. GDPR”). We have executed (other than for transfer to the U.S.) intracompany Standard Contractual Clauses (“SCCs”) which are currently in compliance with the GDPR to allow for the transfer of personal data from the EU to other jurisdictions and continue to execute SCCs with respect to newly acquired contracts. With regard to U.S. transfers, we previously relied on the EU-U.S. Privacy Shield in the U.S. while valid to do so. However, given that SCCs still remain a valid mechanism for personal data transfers to the U.S., the Company is in the process of implementing SCCs for such U.S. transfers (while following guidance and directions from the U.K.’s Information Commissioner (the “ICO”) and equivalent EU regulators to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs can be complied with in practice).

Data security and data protection laws and regulations are continuously evolving. There are currently a number of legal challenges to the validity of EU, U.K. and Swiss mechanisms for adequate data transfers such as the SCCs, and our work could be impacted by changes in law as a result of a future review of these transfer mechanisms by European regulators under the GDPR, as well as current challenges to these mechanisms in the European courts. Brexit also requires the Company to take additional steps to ensure that data flows from EU members states to the U.K and with respect to the selection of a supervisory authority in an EU member state despite our operational head office location in the UK. Additionally, we are also subject to the Data Protection (Bailiwick of Guernsey) Law, 2017 (as amended) (the “Guernsey DP Law”), which largely follows GDPR and requires us to control and process personal data only for proper purposes and in accordance with statutory data protection principals, and the Data Protection Law of Colombia, which requires the consent of the user to their data being transmitted outside of Colombia.

In recent years, U.S. and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU/U.K., marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While no official time frame has been given for the ePrivacy Regulation, there will be a transition period after the ePrivacy Regulation is agreed for compliance, and commentators consider it unlikely to come into force before 2021. On June 20, 2020, the ICO published a report setting out its views on advertising technology, specifically the use of personal data in “real time bidding” (i.e. in-play betting), and the key privacy compliance challenges arising from it. In its report, which is a status update rather than formal guidance, several key deficiencies are noted and marked for formal regulatory action in December 2020.

In January 2021, the ICO confirmed the resumption of its paused investigation into the Advertising Technology industry, and such an investigation may involve the Company. Additionally, other EU regulators are reviewing digital advertising and in some cases, such as with Belgium, the regulator has ruled that measures such as the Transparency & Consent Framework is insufficient to protect the privacy of end users. Should regulators take a stricter view on the impact of advertising technology on privacy rights, or if we are involved in an investigation, we are likely to be required to expend further capital and other resources to ensure compliance with these changing laws and regulations or to represent our interests in regulatory discussions. While we have numerous mitigation controls in place, advertisements produced by us may be erroneously served on websites that are not suitable for the advertising content of gambling (e.g. websites predominantly aimed at children). There is also a risk that gambling advertisements are viewed by people who do not want to view them, or who have taken measures not to receive them (for example, individuals on “self-exclusion” lists). In each case this may have adverse legal and reputational effects on our business. Our media customers may also use our services to target jurisdictions where they are not permitted to advertise, that our risk mitigation controls fail to identify and/or prevent this and our business suffers adverse legal and reputational effects as a result.

Because our products and services rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally. European data protection laws, including the GDPR, the U.K. GDPR and the Guernsey DP Law, generally restrict the transfer of personal information from Europe, including the European Economic Area, U.K. and Switzerland, to the U.S. and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. As noted above, one of the primary safeguards allowing importation of personal information from Europe to the U.S. had historically been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the EU effectively invalidated the EU-U.S. Privacy Shield in July 2020. The same decision also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the SCCs, can lawfully be used for personal information transfers from Europe to the U.S. or most other countries. At present, there are few, if any, viable alternatives to the EU-U.S. Privacy Shield and the SCCs. Although we rarely rely on individuals’ explicit consent to transfer their personal information from Europe to the U.S. and other countries, in most cases we have relied or may rely on the SCCs (although, as noted above, we are following ICO and EU guidance and directions to assess the adequacy of such transfers, including ensuring that the guarantees provided in the SCCs can be complied with in practice). Inability to import personal information from the European Economic Area, U.K. or Switzerland may also restrict our operations in Europe, limit our ability to collaborate with our customers, sports organizations, service providers, contractors and other companies subject to European data protection laws and require us to increase our data processing capabilities in Europe at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending SCCs where required and considering suppliers that limit their data processing activities to ensure processing occurs in Europe at all times, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer, and will be at risk of enforcement actions taken by an EU/U.K./Swiss data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to diversify our data transfer strategies, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with any new requirements and continue to progress our compliance to align with changing regulations in our existing operational regions. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed, and we could incur significant liabilities.

The ePrivacy Regulation will be directly implemented into the laws of each of the EU Member States, without the need for further enactment. When implemented, the ePrivacy Regulation is expected to alter rules on third-party cookies, web beacons and similar technology for online behavioral advertising and to impose stricter requirements on companies using these tools. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ Internet usage and promote ourselves, or provide advertising services on behalf of customers, to them. The current draft of the ePrivacy Regulation significantly increases fining powers to the same levels as the GDPR. Given the delay in finalizing the ePrivacy Regulation, certain EU regulators have issued guidance (including U.K. and French data protection regulators) on the requirement to seek strict opt-in, unbundled consent to use all nonessential cookies. We may need to make changes to our cookies notice or require additional resources to to meet these compliance requirements.

In addition, California has enacted the California Consumer Privacy Act, or CCPA and the California Privacy Rights Act, or CPRA, which became effective on January 1, 2020. The CCPA and CPRA requires new disclosures to California consumers, imposes new rules for collecting or using information, requires companies to comply with data subject access and deletion requests, and affords California consumers new abilities to opt out of certain disclosures of personal information. Further, although the California Attorney General has issued implementing regulations in connection with the CCPA, it remains unclear how it will be interpreted and enforced. The Stop Hacks and Improve Electronic Data Security Act, otherwise known as the SHIELD Act, is a New York State bill, the data protection portions of which became effective on March 23, 2020. The SHIELD Act requires companies to adopt reasonable safeguards to protect the security, confidentiality, and integrity of private information. A company should implement a data security program containing specific measures, including risk assessments, employee training, vendor contracts, and timely data disposal. The effects of the CCPA, the SHIELD Act, and data privacy regulations in other US jurisdictions, are potentially are significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply.

Although we have appointed a Data Protection Officer and a full time Data Privacy Manager, analyzed certain risks associated with our data processing activities, provided employee training, implemented certain policies and procedures, and continue to review and improve such policies and procedures, that are designed to ensure compliance with applicable laws, rules and regulations, if our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to fines, litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices or other liabilities such as compensation claims by individuals affected by a personal data breach, as well as negative publicity and a potential loss of business. Fines are significant in some countries (e.g., the GDPR introduced fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year (whichever is higher)) as well as litigation, compensation claims by affected individuals (including class action type litigation where individuals suffer harm), regulatory investigations and enforcement notices requiring us to change the way we use personal data. Recently, a group of U.K. football players issued a data subject access request under the GDPR to various participants in the sports data and sports betting industries. If the request (named “Project Red Card”) develops into legal action, it could significantly alter the way we collect and use sports data relating to players, sports staff and referees and could materially affect the sports data industry as whole.

We may face claims for data rights infringement, which could subject us to monetary damages.

Although we have generally adopted measures to avoid potential infringement of third-party data rights in the course of our operations, ownership of certain data rights is not always clear in certain jurisdictions we may operate in, particularly in “gray” jurisdictions which are presently unregulated or partially regulated. Should we face claims for illegal data rights sources or should we inadvertently infringe on another company’s data rights in any jurisdiction, we could be subject to claims of infringement, which could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. Protracted litigation costs could negatively affect our operational costs, and an adverse outcome in one or more proceedings could adversely affect our business.

We are and have been party to, and we may in the future increasingly face the risk of, claims, lawsuits, investigations, and other proceedings, including those which may involve competition and anti-trust, anti-money laundering, OFAC, gaming, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. We have in the past employed third party contractors that may operate in countries under U.S. sanctions and, as a result, have been and may continue to be subject to legal proceedings regarding compliance with U.S. sanctions laws. Litigation to defend us against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs, fines or penalties and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations and prospects. For additional information regarding legal proceedings to which we are subject see Item 4.B.

Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or we may decide to settle lawsuits on similarly unfavorable terms. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected disciplinary actions, expenses and liabilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, Project Red Card, if it develops into a legal claim, could significantly alter the way we collect and use personal data, and could materially affect the sports data industry as whole. Under the terms of our existing contractual arrangements, any adverse judgements could impact the validity of such contractual arrangements and/or our ability to rely on intellectual property rights to prevent third party infringement, which may force us to alter our business strategy and have an adverse effect on our business.

Litigation between third parties may also result in changes in (or interpretation of) law that materially adversely impact our existing business and strategy.

Our failure to comply with the anti-corruption, anti-bribery, anti-money laundering and similar laws of the U.S. and various international jurisdictions could negatively impact our reputation and results of operations.

Doing business on a worldwide basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.K. Bribery Act 2010 (“U.K. Bribery Act”), the U.S. Foreign Corrupt Practices Act (“FCPA”), the Prevention of Corruption (Bailiwick of Guernsey) Law, 2003 (as amended) (the “Guernsey Bribery Law”), as well as the laws of the other countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA, the Guernsey Bribery Law, the U.K. Bribery Act and other applicable laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to “foreign officials” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits “commercial” bribery or the appearance of such bribery. We are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and representatives into contact with “foreign officials” responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. We are further required to implement various processes around conflicts of interest and related party transactions in order to comply with our obligations under the UK Bribery Act and regulations relating to our listing as a public company. These procedures and processes must be maintained and overseen in various jurisdictions, and even still may not be sufficient to prevent a violation. A violation in our procedures and policies could result in regulatory fines, litigation, risks to the rights of shareholders with respect to a violation of listing rules and disclosures, and public relations risks; all of which could affect our reputation and results of operations. Additionally, the costs, resourcing and impact of compliance may continue as additional requirements are imposed by various regulators. These additional measures may affect our operating costs or financial results.

In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. Our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant sanctions, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. We are continuously developing and maintaining policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our employees or business partners acting on our behalf, including statisticians who attend events on our behalf, for which we may be held responsible, and any such violation could adversely affect our reputation, business, financial condition and results of operations.

Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure

Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects.

We rely on database, trademark, trade secret, confidentiality and other intellectual property protection laws to protect our rights. In certain foreign jurisdictions and in the U.S., we have filed applications to protect aspects of our intellectual property, currently hold several trademarks and domain names in multiple jurisdictions and in the future we may acquire patents, additional trademarks and domain names, which could require significant cash expenditures.

However, circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the U.S. or other countries in which we operate or intend to operate our business. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any significant impairment of our intellectual property rights could harm our business or our ability to compete. For example, it may not always have been possible or commercially desirable to obtain registered protection for our products, software, databases or other technology and, in such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. As such, if we are unable to protect our proprietary offerings via relevant laws or contractual exclusivity, technology and features, competitors may copy them. In particular, the EU database right protection we enjoy in the EU does not apply outside the EU and, as such, there are now separate UK and EU database rights protection in the UK and the EU. Certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts. Additionally, protecting our intellectual property rights is costly and time-consuming. Any unauthorized use of our intellectual property or disclosure of our confidential information or trade secrets could make it more expensive to do business, thereby harming our operating results. Furthermore, if we are unable to protect our intellectual property rights or prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished, and competitors may be able to more effectively mimic our product offerings and services. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

Further, third parties may knowingly or unknowingly infringe our proprietary and intellectual property rights (including by purposefully breaching our exclusive contractual arrangements with third parties, for example, by entering stadiums without the owner’s consent to collect data at events where we hold exclusive data collection rights) or challenge proprietary and intellectual property rights held by us. We currently do not hold any patents, which means our technology, products and services are susceptible to copying. The fact that we currently do not hold any patents also means third parties may claim patent rights over our technology, products and services and may bring infringement proceedings in respect of the same. Any pending and future trademark or patent applications may not be approved. In any of these cases, we may be required to expend significant time and expense to prevent infringement of or to enforce our rights, and we may fail to enforce our rights which may have a material adverse effect on our business. Notwithstanding our intellectual property rights, there can be no assurance that others will not offer products or services that are substantially similar to ours and compete with our business.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

Although we have generally adopted measures to avoid potential infringement of third-party intellectual property rights in the course of our operations, we may not be successful in ensuring all components of our platform have proper authorization. Additionally, the legal position in all jurisdictions in relation to the ownership and permitted use of sports data and databases is subject to change. We cannot be certain that our current uses of data from publicly available sources (including third party websites) or otherwise, which are not known to infringe or misappropriate third party intellectual property today, will not result in claims for infringement or misappropriation of third party intellectual property in the future. Intellectual property infringement claims or claims of misappropriation against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions and technologies. Claims of infringement or misappropriation of a competitor’s or other third party’s intellectual property rights, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Any such clams, which could include a claim for injunctive relief and damages, if successful, could have a material adverse effect on our business, results of operations and financial position.

We rely on information technology and other systems and platforms, including our data center and Amazon Web Services and certain other third-party platforms, and failures, errors, defects or disruptions therein could diminish our brand and reputation, subject us to liability, disrupt our business, affect our ability to scale our technical infrastructure and adversely affect our operating results and growth prospects. Our product offerings and other software applications and systems, and certain third-party platforms that we use could contain undetected errors or errors that we fail to identify as material.

Our technology infrastructure, including Amazon Web Services and certain other third party platforms, is critical to the performance of our services and product offerings and to user satisfaction. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. The performance and availability of Amazon Web Services with the necessary speed, data capacity and security for providing reliable access and services can affect the delivery, availability and performance of our services. Decisions by the owners and operators of the data centers where our cloud infrastructure, Amazon Web Services, is deployed to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth or prioritize the traffic of other parties could also affect the delivery, availability and performance of our services. Third parties may also conduct attacks designed to temporarily deny customers access to our cloud services.

We devote significant resources to network and data security to protect our systems and data. However, our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We cannot assure you that absolute security will be provided by the measures we take to: prevent or hinder cyber-attacks and protect our systems, data and user information; to prevent outages, data or information loss and fraud; and to prevent or detect security breaches. Such measures include a disaster recovery strategy for server and equipment failure, back-office systems and the use of third parties for certain cybersecurity services. We have experienced, and we may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. To date, such disruptions have not had a material impact on us, individually or in the aggregate; however, future disruptions from unauthorized access to, fraudulent manipulation of, or tampering with our computer systems and technological infrastructure, or those of third parties, could result in a wide range of negative outcomes, each of which could materially adversely affect our business, financial condition, results of operations and prospects.

We are reliant on our data centers in London and Dublin, which could also be a target of cyber-attacks, experience outages or data or information loss and security breaches. We have in the past experienced minor outage-related incidents in the London data center and any future disruptions could materially adversely affect our business, financial condition, results of operations and prospects.

Additionally, our services and product offerings, including our user interface, may contain errors, bugs, flaws or corrupted data that we have not detected, and these defects may become apparent only after their launch and could result in a vulnerability that could compromise the security of our systems. Additionally, we have detected certain errors, bugs and flaws in our service and product offerings, and have judged them to be immaterial. If we have misjudged the materiality of such errors, bugs and flaws, our business could be harmed. If a particular product offering is slower than they expect, customers may be unable to use our services and product offerings as desired and may be less likely to continue to use our services and product offerings, if at all. Furthermore, programming errors, defects and data corruption could disrupt our operations, adversely affect the experience of our customers, harm our reputation, cause our customers to stop utilizing our services and product offerings, divert our resources or delay market acceptance of our services and product offerings, any of which could result in legal liability to us or harm our business, financial condition, results of operations and prospects. Insufficient business continuity management could diminish our brand and reputation, subject us to liability, disrupt our business and adversely affect our operating results and growth prospects, and failure of planned availability and continuity solutions and disaster recovery when activated in response to an incident could result in system interruptions and degradation of service.

If our customer base and engagement continue to grow, and the amount and types of services and product offerings continue to grow and evolve, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our users’ needs. Such infrastructure expansion may be complex, and unanticipated delays in completing these projects or availability of components may lead to increased project costs, operational inefficiencies, or interruptions in the delivery or degradation of the quality of our services or product offerings. In addition, there may be issues related to this infrastructure that are not identified during the testing phases of design and implementation, which may become evident only after we have started to fully use the underlying equipment or software, that could further degrade the user experience or increase our costs. As such, we could fail to continue to effectively scale and grow our technical infrastructure to accommodate increased demands. In addition, a lack of resources (e.g., hardware, software, personnel, and service providers) could result in an inability to scale our services to meet business needs, system interruptions, degradation of service, or operational mistakes. Our business also may be subject to interruptions, delays or failures resulting from adverse weather conditions, other natural disasters, power loss, terrorism, cyber-attacks, public health emergencies (such as COVID-19) or other catastrophic events.

We believe that if our customers have a negative experience with our services and product offerings, or if our brand or reputation is negatively affected, customers may be less inclined to continue or resume utilizing our services and product offerings or to recommend our services and product offerings to other potential customers. As such, a failure or significant interruption in our service could harm our reputation, our business, financial condition, results of operations and prospects.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure, other loss or theft of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disruption of our operations and the services we provide to users, damage to our reputation, and a loss of confidence in our products and services, each of which could adversely affect our business, financial condition, results of operations and prospects.

The secure maintenance and transmission of information is a critical element of our operations. Our information technology and other systems that maintain and transmit information, or the systems of third-party service providers and business partners, may be compromised by a malicious third-party penetration of our network security, or the network security of a third-party service provider or business partner, or impacted by intentional or unintentional actions or inactions by our employees, or the actions or inactions of a third-party service provider or business partner. As a result, our information may be lost, disclosed, accessed or taken without consent. We have experienced attempts to breach our systems and other similar incidents in the past. The data industry is a particularly popular target for malware attacks, and a company in the sports data industry was recently targeted by a ransomware attack. We have also been and expect that we will continue to be subject to attempts to gain unauthorized access to or through our information systems or those we develop for our customers, whether by our employees or third parties, including phishing attacks by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs. To date these attacks have not had a material impact on our operations or financial results, but we cannot provide assurance that they will not have a material impact in the future, including by overloading our systems and network and preventing our product offering from being accessed by legitimate users through the use of ransomware or other malware.

We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including certain confidential information, which may subject us to fines or higher transaction fees or limit or terminate our access to such confidential information. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers.

Furthermore, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. In addition, any party who is able to illicitly obtain a user’s password could access the user’s transaction data or personal information, resulting in the perception that our systems are insecure. These risks may increase over time as our user number increases and the complexity and number of technical systems and applications we use and employees we have also increases. Breaches of our security measures or those of our third-party service providers or cybersecurity incidents have resulted in and may in the future result in: unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of information, including personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware, ransomware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; or litigation, regulatory action and other potential liabilities. In addition, the sports betting and online gaming industries have experienced and may continue to experience social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks. To date, we are not aware of any material breach to our business; however, such breaches could in the future have a material adverse effect on our operations. If any of these breaches of security should occur and be material, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. In addition, while we maintain cybersecurity insurance coverage that we believe is adequate for our business, such coverage may not cover all potential costs and expenses associated with cybersecurity incidents that may occur in the future. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected users and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We use third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to provide our product offerings.

We use software components licensed to us by third-party authors under “open source” licenses (“Open Source Software”). Use and distribution of Open Source Software may entail greater risks than use of third-party commercial software, as licensors of Open Source Software generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the licensed code. In addition, the public availability of Open Source Software may make it easier for others to compromise our services or product offerings.

Some licenses for Open Source Software contain requirements that we make available source code for modifications or derivative works we create, or grant other licenses to our intellectual property, if we use such Open Source Software in certain ways. If we combine our proprietary software with Open Source Software in a certain manner, we could, under certain licenses for Open Source Software, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Alternatively, to avoid the public release of the affected portions of our source code, we could be required to expend substantial time and resources to re-engineer some or all of our proprietary software.

Although we periodically review our use of Open Source Software to avoid subjecting our services and product offerings to conditions we do not intend, the terms of many licenses for Open Source Software have not been interpreted by U.S., U.K. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide or distribute our services or product offerings. From time to time, there have been claims challenging the ownership of Open Source Software against companies that incorporate Open Source Software into their solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be Open Source Software. Moreover, we cannot assure you that our processes for controlling our use of Open Source Software in our services and product offerings will be effective. If we are held to have breached or failed to fully comply with all the terms and conditions of an Open Source Software license, we could face infringement or other liability, or be required to seek costly licenses from third parties to continue providing our services and product offerings on terms that are not economically feasible, to find replacement software, to discontinue or delay the provision of our services or product offerings if replacement cannot be accomplished on a timely basis or to make generally available, in source code form, our proprietary software, any of which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Genius Sports Group’s Financial Conditions

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We experienced net losses of $592.8 million, $30.3 million, and $40.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of $757.3 million. While we have experienced significant growth in revenue in recent periods, we cannot predict when or whether we will reach or maintain profitability. We also expect our operating expenses to increase in the future as we continue to invest for our future growth, which will negatively affect our results of operations if our total revenue does not increase.

We cannot assure you that these investments will result in substantial increases in our total revenue or improvements in our results of operations. In addition to the anticipated costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. Any failure to increase our revenue as we invest in our business or to manage our costs could prevent us from achieving or maintaining profitability or positive cash flow.

If we are unable to increase our revenues or our costs are higher than expected, our profitability may decline and our operating results may fluctuate significantly.

We may not be able to accurately forecast our revenues or future revenue growth rate. Many of our expenses, particularly personnel costs, occupancy costs and sports rights costs, are relatively fixed, but we may experience higher than expected operating costs, including increased selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. Further, we expect our fixed costs to increase in future periods, due to recent acquisitions and inflation in the cost of data rights, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring other resources or on acquiring and retaining customers, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, services and products. Also, we may not generate sufficient revenue to offset our costs, including the cost of maintaining and growing our business and the fixed costs associated with our data licenses and rights. As a result, we may not be able to adjust spending quickly enough to offset any unexpected increase in expenses or revenue shortfall. Increased competition amongst sports data providers for data collection rights granted by sports organizations could lead to an increase in the cost of those rights, which we may be unable to pass on to our customers. Such competition may also mean we lose access to data on certain events if a third party data provider is granted exclusivity over data on that event. If costs exceed our expectations and cannot be adjusted accordingly, our profitability may be reduced, and our results of operations and financial position will be adversely affected. Additionally, historic growth rates may not be reflective of future growth, we may not be able to sustain our revenue growth rates, and our percentage revenue growth rates may decline. Reduced demand, whether due to a weakening of the global economy, reduction in consumer spending, competition or other reasons, may result in decreased revenues and growth, adversely affecting our operating results. Our projections are subject to significant risks, assumptions, estimates and uncertainties, including assumptions regarding future legislation and changes in regulations, both inside and outside of the U.K. and the U.S. As a result, our projected revenues, market share, expenses and profitability may differ materially from our expectations.

If we fail to implement and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We intended to and have increased the depth and experience within our accounting and finance organization, as well as designing and implementing improved processes and internal controls. However, our efforts may not be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. If our efforts are not successful or material weaknesses or control deficiencies occur in the future, we may be unable to report its financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our common stock to decline.

If certain material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of our common stock to decline. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can give no assurance that the measures taken and/or that we plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to annually furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting depending on our reporting status. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We may require additional capital to support our growth plans, including in connection with the acquisition of additional data rights, and such capital may not be available on reasonable terms or at all. This could hamper our growth and adversely affect our business.

We intend to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new technology and services or enhance our existing offering, improve our operating infrastructure, enhance our information security systems to combat changing cyber threats or implement more mature corporate processes to support growth, and acquire complementary businesses, personnel and technologies. Our success depends on our ability to retain and acquire sports data rights, which may require significant investments and additional capital. Accordingly, we may need to engage in equity or debt financings to secure additional funds. Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating and other factors. If we raise additional funds by issuing equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt, and our existing shareholders may experience dilution. If we are unable to obtain additional capital when required, or on reasonable terms, our ability to continue to support our business growth or to respond to business opportunities, challenges or unforeseen circumstances could be adversely affected, and our business may be harmed.

Risks Related to Genius Sports Group’s International Operations

The international scope of our operations may expose us to increased risk, and our international operations and corporate and financing structure may expose us to potentially adverse tax consequences.

We have international operations and, accordingly, our business is subject to risks resulting from differing legal and regulatory requirements, political, social and economic conditions and unforeseeable developments in a variety of jurisdictions. Our international operations are subject to the following risks, among others:

•	political instability;

•	international hostilities, military actions, terrorist or cyber-terrorist activities, natural disasters, pandemics, and infrastructure disruptions;

•	differing economic cycles and adverse economic conditions;

•	unexpected changes in regulatory environments and government interference in the economy, including gambling, data privacy and advertising laws and regulations;

•	changes to economic and anti-money laundering sanctions, laws and regulations;

•	varying tax regimes, including with respect to the imposition of withholding taxes on remittances and other payments by our partnerships or subsidiaries;

•	inflation fluctuations in various regions where our revenues are contingent upon consumer spending.

•	differing labor regulations;

•	foreign exchange controls and restrictions on repatriation of funds;

•	fluctuations in currency exchange rates;

•	increased costs for corporate, administrative and personnel costs to support operations in various jurisdictions;

•	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;

•	insufficient protection against product piracy and rights infringement and differing protections for intellectual property rights;

•	varying attitudes towards sports data providers and betting by foreign governments;

•	difficulties in attracting and retaining qualified management and employees, or rationalizing our workforce;

•	differing business practices, which may require us to enter into agreements that include non-standard terms; and

•	difficulties in penetrating new markets due to entrenched competitors, lack of recognition of our brands or lack of local acceptance of our products, lack of local expertise and services.

Our overall success as a global business depends, in part, on our ability to anticipate and effectively manage these risks, and there can be no assurance that we will be able to do so without incurring unexpected costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially affected.

We have expanded our presence in a number of major regions and any future actions or escalations that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business. In particular, we may have access to fewer business opportunities and our operations in that region may be negatively impacted.

As a result of the international scope of our operations and our corporate and financing structure, we are subject to taxation in, and to the tax laws and regulations of, multiple jurisdictions. We are also subject to intercompany pricing laws, including those relating to the flow of funds between our companies pursuant to, for example, purchase agreements, licensing agreements or other arrangements. Adverse developments in these laws or regulations, or any change in position regarding the application, administration or interpretation of these laws or regulations in any applicable jurisdiction, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, changes in or to the interpretation of the tax laws or tax treaties of the countries in which we operate may adversely affect the manner in which we have structured our business operations and legal entity structure to efficiently realize income or capital gains and mitigate withholding taxes, and may also subject us to tax and return filing obligations in such countries that do not currently apply to us. Such changes may increase our tax burden and/or may cause us to incur additional costs and expenses in compliance with such changes. In addition, the tax authorities in any applicable jurisdiction may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions, including the tax treatment or characterization of our indebtedness. If any applicable tax authorities were to successfully challenge the tax treatment or characterization of any of our transactions, it could result in the disallowance of deductions, the imposition of withholding taxes, the reallocation of income or other consequences that could have a material adverse effect on our business, financial condition and results of operations.

In addition, the U.S. Congress, the U.K. Government, the Organization for Economic Co-operation and Development (the “OECD”), and other government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. Also, within the EU, the European Council Directive 2016/1164 (Anti-Tax Avoidance Directive (“ATAD”)) and Directive 2017/952 (“ATAD II”) required EU member states to transpose certain measures affecting multinational corporations into national legislation by December 31, 2019. Further, the introduction of a digital services tax, such as the U.K. digital services tax introduced with effect from April 1, 2020, may increase our tax burden which and could adversely affect our business, financial condition and results of operations. Finally, the international scope of our business operations subjects us to multiple overlapping tax regimes that can make it difficult to determine what our obligations are in particular situations.

Risks related to the U.K.’s exit from the European Union (“Brexit”) may have a negative effect on global economic conditions, financial markets and our business.

We have significant business operations in Europe, and our headquarters is in the U.K. where “Brexit” has occurred in 2021, Although we generated only approximately 13% of our revenues in the U.K. for the year ended December 31, 2021, Brexit-related developments and the potential consequences of them have had and may continue to have a material adverse effect upon global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. The position regarding UK and EU database rights has now been clarified following Brexit and there will be separate UK and EU database rights protection in the UK and the EU. Certain aspects of the new Brexit legislation relating to database rights have not been tested in the courts. Adapting to a new set of data protection laws could increase costs, risk of litigation and other adverse consequences. Lack of clarity about other future U.K. laws and regulations as the U.K. determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase costs, depress economic activity, restrict our access to capital, impair our ability to attract and retain qualified personnel and have other adverse consequences. If the U.K. and the European Union are unable to negotiate acceptable withdrawal terms, barrier-free access between the U.K. and other European Union member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Fluctuating foreign currency and exchange rates may negatively impact our business, results of operations and financial position.

Due to our international operations, a portion of our business is denominated in foreign currencies. As a result, fluctuations in foreign currency and exchange rates may have an impact on our business, results of operations and financial position. Foreign currency exchange rates have fluctuated and may continue to fluctuate. Significant foreign currency exchange rate fluctuations may negatively impact our international revenue, which in turn affects our consolidated revenue. Currencies may be affected by internal factors, general economic conditions and external developments in other countries, all of which can have an adverse impact on a country’s currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future, but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the respective local currency may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries, which would reduce our profitability and adversely affect our financial position.

Risks Related to Genius Ordinary Shares

The market price of Genius’s securities may decline, and you may not be able to resell Genius’s securities at or above the price at which you purchased them.

The market price of Genius ordinary shares have declined from their listing date. The market values of Genius ordinary shares in the future may vary significantly from the date of this Report or the time you purchased them.

In addition, fluctuations in the price of Genius ordinary shares could contribute to the loss of all or part of your investment. Prior to 20 April 2021, there had not been a public market for Genius ordinary shares. Accordingly, the valuation ascribed to Genius may not be indicative of the price that will prevail in the trading at any given time. If an active market for Genius’s securities continues, the trading price of Genius ordinary shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Genius’s control. Any of the factors listed below could have a material adverse effect on your investment in Genius ordinary shares, and Genius ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Genius ordinary shares may not recover and may experience a further decline.

Factors affecting the trading price of Genius ordinary shares may include:

•	actual or anticipated fluctuations in Genius’s quarterly financial results or the quarterly financial results of companies perceived to be similar to Genius;

•	changes in the market’s expectations about Genius’s operating results;

•	success of competitors;

•	Genius’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning Genius or the industries in which Genius operates in general;

•	operating and share price performance of other companies that investors deem comparable to Genius;

•	Genius’s ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting Genius’s business;

•	concerns over customers business or the wider consumer market for sportsbooks;

•	commencement of, or involvement in, litigation involving Genius;

•

changes in Genius’s capital structure, such as future issuances of securities (including, but not limited to, pursuant to stock option plans and other equity compensation arrangements available to officers, directors or employees, or other equity issuance transactions for which Genius, as a foreign private issuer, is not required by NYSE corporate governance listing standards to seek shareholder approval) or the incurrence of additional debt;

•	changes in significant shareholding

•	the volume of Genius ordinary shares available for public sale;

•	any major change in Genius’s management or Board of Directors;

•	social, environmental or governance factors relating to our relationship to sportsbooks or otherwise;

•	sales of substantial amounts of Genius ordinary shares by Genius’s directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, inflation, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Genius ordinary shares irrespective of Genius’s operating performance. The stock market in general, and NYSE, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Genius ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies that investors perceive to be similar to Genius could depress its share price, regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of Genius ordinary shares also could adversely affect Genius’s ability to issue additional securities and its ability to obtain additional financing in the future.

Because Genius is incorporated under the laws of the States of Guernsey, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts is limited.

Genius is a limited company incorporated under the laws of the States of Guernsey. As a result, it may be difficult for investors to effect service of process within the United States upon Genius’s directors or officers, or enforce judgments obtained in the United States courts against Genius’s directors or officers.

We have been advised that there is doubt as to the enforceability in Guernsey of judgments of the United States courts of civil liabilities predicated solely upon the laws of the United States, including the federal securities laws.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.

It may be difficult to enforce a U.S. judgment against Genius or its directors and officers outside the United States, or to assert U.S. securities law claims outside of the United States.

The majority of Genius directors and executive officers are not residents of the United States, and the majority of Genius’s assets and the assets of these persons are located outside the United States. As a result, it is difficult or may be impossible for investors to effect service of process upon Genius within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it is difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim, because foreign courts may not be the most appropriate forum in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time- consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

As a company incorporated in the States of Guernsey, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ, and in some cases significantly differ, from NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

We are a company incorporated in the States of Guernsey, and our ordinary shares and public warrants are listed on the NYSE. NYSE market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Island of Guernsey, which is our home country, differ, and in some cases significantly differ, from NYSE corporate governance listing standards.

Among others, we are not required to:

(a) have a majority of the members of our board of directors who are independent;

(b) hold regular meetings of our non-executive directors without the executive directors;

(c) have a nominating and/or corporate governance committee composed of entirely independent directors;

(d) have a remuneration/compensation committee composed of entirely independent directors;

(e) adopt a code of business conduct and ethics;

(f) seek shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto;

(g) seek shareholder approval of certain equity issuances, including, but not limited to, the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party;

(h) comply with certain rules and regulations under the Exchange Act and the NYSE related to the content of proxy statements that apply to domestic issuers;

(i) have an audit committee or another independent body of the board of directors conduct a reasonable prior review and oversight of certain related party transactions that foreign private issuers are not required to disclose.

We currently follow and intend to continue to follow some of NYSE corporate governance requirements from which foreign private issuers are exempt. For example, we have adopted a code of conduct, and our board and board committees regularly meet without the executive directors. We may in the future, however, decide to use foreign private issuer exemptions with respect to some or all of such NYSE corporate governance requirements. Also, we currently utilize and intend to continue to utilize exemptions from many of NYSE corporate governance requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE corporate governance requirements applicable to domestic issuers.

Provisions in our governing documents may inhibit a takeover of Genius, which could limit the price investors might be willing to pay in the future for Genius ordinary shares and could entrench management.

Our governing documents will contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. These provisions include that the Genius Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the board only by successfully engaging in a proxy contest at two or more annual general meetings. Genius may issue additional shares without shareholder approval and such additional shares could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Genius has in the 2021 year utilized this right to issue additional shares for acquisitions and to raise capital without requiring a shareholder vote. The ability for Genius to issue additional shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise that could involve the payment of a premium over prevailing market prices for Genius ordinary shares.

If a U.S. Holder is treated as owning at least 10% of Genius ordinary shares, such U.S. Holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. Holder is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Genius ordinary shares, such U.S. Holder may be treated as a “United States shareholder” with respect to Genius, or to any of our subsidiaries, if Genius or such subsidiary constitutes a “controlled foreign corporation” (in each case, as such terms are defined under the U.S. Tax Code). Certain United States shareholders of a controlled foreign corporation may be required to annually report and include in their U.S. taxable income, as ordinary income, their pro rata share of “Subpart F income,” “global intangible low-taxed income” and certain investments in U.S. property by controlled foreign corporations, whether or not such controlled foreign corporation make any distributions to such United States shareholder. A failure by a United States shareholder to comply with its reporting obligations may subject the United States shareholder to significant monetary penalties and other adverse tax consequences, and may extend the statute of limitations with respect to the United States shareholder’s U.S. federal income tax return for the year for which such reporting was due. Genius cannot provide any assurances that it will assist investors in determining whether Genius or any of its non-U.S. subsidiaries are treated as controlled foreign corporations or whether any investor is a United States shareholder with respect to any such controlled foreign corporations. Genius also cannot guarantee that it will furnish to any United States shareholders information that may be necessary for them to comply with the aforementioned obligations. United States investors should consult their own advisors regarding the potential application of these rules to their investments in Genius. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, Genius ordinary shares.

If Genius or any of its subsidiaries is characterized as a passive foreign investment company for U.S. federal income tax purposes, U.S. Holders may suffer adverse tax consequences.

If Genius or any of its subsidiaries is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the U.S. Tax Code for any taxable year (or portion thereof) during which a U.S. Holder (as defined in “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) holds Genius ordinary shares or public warrants, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder and such U.S. Holder might be subject to additional reporting requirements.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, whether Genius is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Accordingly, we are unable to determine whether Genius will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that Genius will not be treated as a PFIC for any taxable year. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a U.S. Holder of Genius ordinary shares, provide a PFIC Annual Information Statement for 2021 or going forward, as applicable. Please see Item 10.E “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Genius’s potential PFIC status. U.S. Holders (as defined in Item 10.E “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”) are urged to consult their tax advisors regarding the possible application of the PFIC rules to U.S. Holders of the Genius ordinary shares or public warrants.

Future resales of Genius ordinary shares and/or warrants may cause the market price of such securities to drop significantly, even if its business is doing well.

Certain of our pre-Closing holders, NFL Enterprises and PIPE Investors have been granted certain rights, pursuant to the Amended and Restated Investor Rights Agreement and Subscription Agreements, respectively, to require Genius to register, in certain circumstances, the resale under the Securities Act of their Genius ordinary shares or warrants held by them, subject to certain conditions, and to certain demand, piggy-back and shelf registration rights. We have filed a registration statement on Form F-1 (the “Resale F-1”) to register such ordinary shares for resale, which was declared effective on June 1, 2021. Further, certain holders who have been issued Genius ordinary shares in connection with the FanHub Acquisition and the Second Spectrum Acquisition have certain registration rights under the respective agreements to such transactions. We have filed a registration statement on Form F-1 to register such ordinary shares for resale, which was declared effective on September 30, 2021. The sale or possibility of sale of these Genius ordinary shares and/or warrants could have the effect of increasing the volatility in Genius ordinary share price or putting significant downward pressure on the price of Genius ordinary shares and/or warrants.

Additionally, a significant portion of Genius’s ordinary shares will be subject to a lock-up and restricted from immediate resale, however, upon expiration of their respective lock-up periods, the sale of shares of Genius’s ordinary shares or the perception that such sales may occur, could cause the market price of Genius’s ordinary shares to drop significantly.

The appointment of directorships are, in some cases, subject to our Amended and Restated Investor Rights Agreement.

As a result of the Business Combination, certain shareholders have been granted the right to appoint directors to our Board, pursuant to the Amended and Restated Investor Rights Agreement. This may make it difficult for our shareholders to propose changes to our Board composition while the Amended and Restated Investor Rights Agreement remains applicable.

Genius may issue additional Genius ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of Genius ordinary shares.

Genius has, within the past year issued additional ordinary shares and other equity securities, including warrants, in connection with mergers, acquisitions and employee and director equity plans. Genius may do so again in the future, and intends to consider the issuance of shares for an employee and director equity plan on an annual basis. Genius may also issue additional ordinary shares in connection with, among other things, future capital raising and transactions and future acquisitions, or pursuant to agreements in connection with past acquisitions, without your approval in many circumstances.

Genius’s issuance of additional Genius ordinary shares or other equity securities would have the following effects:

•	Genius’s existing shareholders’ proportionate ownership interest in Genius may decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding Genius ordinary share may be diminished; and

•	the market price of Genius ordinary shares may decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such, we are exempt from certain provisions of the securities rules and regulations in the U.S. applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. We are, by our Articles required to hold an Annual General Meeting, within eighteen months of the Business Combination and intend to voluntarily furnish certain governance information when doing so. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you will not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act; however, under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

In the future, we would lose our foreign private issuer status if a majority of our shareholders are U.S. residents and if a any of the following occurs: a majority of our directors or management are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus and equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers and may still be responsible for maintaining home country governance requirements in addition to domestic governance requirements.

Genius is subject to the costs and responsibilities for mandatory corporate governance, stakeholder engagement, UK Section 172 CA 2006 and climate-related reporting on in accordance with their UK operations. Compliance with these obligations creates the need for additional public disclosures and governance compliance. These additional compliance requirements are unlikely to be released should we lose our foreign private issuer status as they are triggered by our operational footprint in the UK. Therefore, there is a risk that compliance requirements and costs in the UK and Guernsey will remain in place even if the Genius was to lose its foreign private issuer status and this could negatively affect our operations or financial results. Additionally, the added disclosures may cause our business to face increased scrutiny related to these activities which would not otherwise be disclosed by a domestic issuer, including from the investment community, could adversely affect our brand or reputation.

Genius operations and its corporate structure currently subject many of its subsidiaries to comply with certain UK corporate governance, corporate compliance and corporate reporting requirements. Individual UK compliance and reporting obligations are frequently reviewed and amended by the UK government, and may result in Genius being subject to varying or additional compliance and reporting obligations or require additional disclosures in relations to entities operating both in the UK and those operating or incorporated elsewhere. Should any corporate compliance, disclosure or reporting obligations be expanded, Genius may incur costs to comply with these obligations for many of their entities within their group companies, including those outside of the United Kingdom.

Genius may not be subject to the UK Takeover Code.

Based upon Genius’ current and intended plans for its directors and management, for the purposes of UK Takeover Code, Genius anticipates that it will be considered by the UK Takeover Panel not to have its place of central management and control in the UK, the Channel Islands or the Isle of Man. Therefore, the UK Takeover Code should not apply to us. It is possible that in the future circumstances could change that may cause the UK Takeover Code to apply to us.

The UK Takeover Code provides a framework within which takeovers of companies subject to it are conducted. If, at the time of a takeover offer, the UK Takeover Code applied to Genius, then this would result in certain restrictions and obligations applying, including but not limited to the following: (i) Genius’ ability to enter into deal protection arrangements in favor of a bidder would be extremely limited; (ii) Genius might not be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) all due diligence information given to one bidder or potential bidders would be required to be provided to all other bidders or bona fide potential bidders (even if less welcome). In addition, the UK Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

•	acquires an interest in Genius shares that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of Genius; or

•

together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% of Genius’ voting rights but does not hold shares carrying more than 50% of such voting rights, and such person (or any person acting in concert with such person) acquires additional interests in Genius shares that increase the percentage of shares carrying voting rights in which that person is interested, then the acquirer, and, depending on the circumstances, its concert parties would be required (except with the consent of the UK Takeover Panel) to make a cash offer for Genius’ outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

If Genius is not subject to the UK Takeover Code, shareholders would not be afforded the protections provided by the UK Takeover Code.

If, however, Genius is later deemed to be subject to the UK Takeover Code, the Company may incur significant costs in relation to complying with the UK Takeover Code should a shareholder, or group of shareholders acting in concert, seek to acquire significant portion of the Company’s shares.

Genius is an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Genius’s ordinary shares less attractive to investors, which could have a material and adverse effect on Genius, including its growth prospects.

Genius is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Genius will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following August 18, 2025, the fifth anniversary of dMY’s initial public offering, (b) in which Genius has total annual gross revenue of at least $1.0 billion or (c) in which Genius is deemed to be a large accelerated filer, which means the market value of our Genius ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which Genius has issued more than $1.0 billion in non-convertible debt during the prior three- year period. Genius intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that Genius’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. Genius has not chosen to “opt out” of this extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Genius, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Genius’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used. Genius cannot predict if investors will find Genius ordinary shares less attractive because Genius intends to rely on certain of these exemptions and benefits under the JOBS Act. If some investors find Genius ordinary shares less attractive as a result, there may be a less active, liquid and/or orderly trading market for Genius ordinary shares and the market price and trading volume of Genius ordinary shares may be more volatile and decline significantly.

General Risk Factors

Recruitment and retention of qualified personnel and key employees, including members of our senior management team, are vital to growing our business and meeting our business plans. The loss of any of our key executives or other key employees could harm our business.

We depend on a limited number of key employees to manage and operate our business. We believe a significant portion of our success is owed to our CEO and founder, Mark Locke. The leadership of Mr. Locke and our current executive officers has been critical and the departure, death or disability of Mr. Locke, or any one of our executive officers, or other extended or permanent loss of any of their services, or any negative market or industry perception with respect to any of them or their loss, could have a material adverse effect on our business. We may not be able to attract or retain such highly qualified personnel in the future. In addition, the loss of employees or the inability to hire qualified personnel that are knowledgeable regarding the sports data industry could result in significant disruptions to our business, and the integration of replacement personnel could be time- consuming and expensive and cause additional disruptions to our business. The sports data industry requires specific knowledge that is not easily transferable from other industries, and finding suitable replacements for specialized roles can be challenging in a limited talent pool. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing personnel, we may be unable to grow effectively and our business, financial condition, results of operations and prospects could be adversely affected.

We may not be able to achieve any specific target or make progress in other environmental, social, and governance initiatives.

Genius engages in environmental, social and governance initiatives, some of which have been disclosed in the past. Genius intends to formalise its environmental, social and governance initiatives and may set defined targets and objectives. Any estimates concerning the timing and cost of implementing our goals and targets are subject to risks and uncertainties, and there can be no assurances that our commitments will be achieved.

We are also required, by local law in various operational jurisdictions, to report publicly on compliance with certain environmental, social and governance regulations. For example we may be required to publicly disclose our compliance or publicly report in relation to various local regulations such as the Equality Act 2010 (UK), the Workplace Relations Act 1996 (Aus), Section 172 of the Companies Act 2006 (UK) (as stated above), the Modern Slavery Act 2015 (UK), the Task Force on Climate-Related Financial Disclosures, and other similar environmental, social and governance disclosures as required currently or may be required in the future, by local law in the jurisdictions in which we operate. Furthermore, we may also elect, or have elected, to share publicly our corporate environmental, social and governance (“ESG”) initiatives, policies, targets, activities, programs and other related information voluntarily by posting on our website, social media or other communications channels.

This reporting, whether voluntary or involuntary, may cause our business to face increased scrutiny related to these activities, or receive scrutiny for a lack of activities on ESG initiatives, including from the investment community, and our failure to make progress in these areas on a timely basis, or at all, could adversely affect our brand and reputation. Although we expect that our commitment to ESG-based values will improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, revenue and financial results.

The requirements of being a public company, including compliance with the reporting requirements of the SEC and the requirements of the Sarbanes-Oxley Act and any applicable stock exchange, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies for reporting and corporate governance purposes generally have been increasing. Our management team has limited experience related to managing a public company and SEC and NYSE compliance and will not be immediately familiar with the increased regulations and controls to which public companies are subject. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In estimating these costs, we took into account expenses related to investor relations, insurance, legal, accounting and compliance activities, as well as other expenses not currently incurred. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to the delisting of our common stock and warrants, fines, penalties sanctions and other regulatory action, public relations risks and potentially civil litigation.

Genius may not hold its first Annual General Meeting within 18 months of incorporation, as required under Guernsey Law.

Genius is incorporated in Guernsey. Guernsey incorporated companies are required by the Companies (Guernsey) Law, 2008 (as amended) (the “Companies Law”) to hold an annual general meeting within 18 calendar months of incorporation. However, this requirement can be waived by waiver resolution. Accordingly, on 22 December 2020, the sole shareholder of the Company passed a resolution waiving the requirement for the Company to hold an annual general meeting in accordance with the Companies Law for an indefinite period (the “Waiver Resolution”). As a result of the passing of the Waiver Resolution the Company may, but is not required to, hold an annual general meeting within the period set forth by the Companies Law. If exercised, this waiver would allow Genius to instead opt to comply with NYSE rules applicable to such meetings (along with certain requirements of the Companies Law.

The waiver has not yet been utilized as Genius continues to be within 18 months of its incorporation. However, Genius intends to utilise this waiver in 2022, and does not plan to hold its Annual General Meeting before 15 April 2022. Instead, Genius will opt to comply with the specified time periods for hosting an annual general meeting as permitted by the applicable NYSE rules. This may pose a risk to shareholders interests by delaying the first annual general meeting.

Genius may exercise its rights under Guernsey law with respect to the format, notice and process for its shareholder meetings even where common practice for a domestic issuer would dictate alternative format, notice and process requirements.

Guernsey laws may not offer as stringent of shareholder protections with respect to annual and extraordinary shareholder meetings, as would be required for a domestic issuer. Genius has outlined these exceptions in the Company’s Articles of Incorporation (as amended and approved on 20 April 2021. Genius may exercise its rights under Guernsey law with respect to the format, notice and process for its shareholder meetings even where common practice for a domestic issuer would dictate alternative format, notice and process requirements.

The terms of future indebtedness may contain restrictions on our business and operations. Our inability to comply with the terms of any of our existing or future indebtedness may adversely affect our business.

The terms of our future indebtedness may contain covenants that could, among other things, restrict our business and operations, our ability to incur additional indebtedness, pay dividends or make other distributions or repurchase stock, make certain investments, create liens on certain of our corporate assets, enter into affiliate transactions, merge, consolidate or sell all or substantially all of our assets. If we breach any of these covenants, our lenders and holders of other indebtedness may be entitled to accelerate our debt obligations. Any default could require that we repay outstanding indebtedness prior to maturity or that a lender could enforce a lien on our assets, as well as limit our ability to obtain additional financing, which in turn may have a material adverse effect on our cash flow and liquidity.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the Company is Genius Sports Limited. The Company was incorporated under the laws of Guernsey as a non-cellular company limited by shares on October 21, 2020. The Company’s registered office in Guernsey is PO Box 656, East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3PP. The address of the principal executive office of the Company is Genius Sports Group, 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL, and the telephone number of the Company is +44 (0) 20 7851 4060.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in Item 4.B “Business Overview” and is incorporated herein by reference. The material terms of the Business Combination are described in Item 10 of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is http://www.geniussports.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

In 2021, following the Closing of the Business Combination, Genius made acquisitions totaling over $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NBA, EPL, and NCAA that drove a significant portion of Sports Technology revenue in 2021. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

B. Business Overview

The following discussion reflects the business of Genius. The “Company,” the “Business,” “we,” “us” or “our” generally refers to Genius Sports Group.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports betting and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, the Company creates engaging and immersive fan experiences while simultaneously providing sports leagues with reliable and sustainable revenue streams.

Genius sits at the heart of the global sports betting ecosystem where the Company has deep, critical relationships with over 400 sports leagues and federations, over 500 sportsbook brands and over 150 marketing customers (which includes some of the aforementioned sportsbook brands). The following are examples of services Genius provides its partners globally:

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Sports Leagues: Genius provides the technology infrastructure for the collection, integration and distribution of live data that is essential both to running a league’s operations and to growing their profile and revenue streams. Genius also works alongside leagues to protect the integrity of their competitions from the threat of match-fixing through global bet monitoring technology, online and offline education services, and consultancy services including integrity audits and investigations.

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Sportsbooks: Genius’ technology, content and services allow sportsbook operators to outsource selected core, but resource-heavy, functions necessary to run their business. This includes the collection of live sports data, oddsmaking, risk management and player marketing.

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Sports Media (brands and digital publishers): Genius engages with sports media customers both from the gaming and non-gaming sectors to provide a range of online marketing and fan engagement tools that drive customer acquisition and retention.

What Genius Does

Genius is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of Genius’ software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that help Genius’ customers create engaging experiences for the ultimate end-user, who are primarily sports fans.

The collection of high quality, live sports data has become indispensable for sportsbooks as in-game betting has continued to grow rapidly across the world. In mature markets such as the United Kingdom, major sportsbooks report that in-game betting currently represents the majority of Gross Gaming Revenue (“GGR”), which represents the difference between the amount of money players wager and the amount that they win, making it a critical offering for all major sportsbooks. In-game betting typically increases in popularity as markets mature, and it is expected that the United States will follow suit.

Genius’s live data services, alongside other value-add solutions, are deeply integrated into nearly all regulated sportsbook operators, comprising over 500 sportsbook brands worldwide. None of these sportsbooks currently take Genius’s entire product offering and so these integrations provide a clear runway for future growth. Genius provides customized solutions depending on its customers’ requirements, ranging from supplying live data feeds, in-game oddsmaking and risk management, to managing a sportsbook’s entire back-end operation. Genius customers include global sportsbook brands such as bet365, DraftKings, FanDuel, and Entain (formerly GVC), as well as leading B2B gaming technology platform providers such as Scientific Games, IGT, Kambi and DraftKings B2B (formerly SBTech).

In order to supply sportsbooks with a sufficient volume of sports data, Genius has built a broad portfolio that covers over 285,000 events, and over 190,000 events under official data and/or streaming rights agreements (of which approximately 120,000 are exclusive). This includes official data and trading for leagues such as the English Premier League (“EPL”), National Football Association (“NFL”), and National Basketball Association (“NBA”), as well as several events that are popular with bettors. Due to the need for sportsbooks to provide their customers with deep betting markets and content at all times of the day, Genius believes that its critical mass of events is vital to the operation of these companies.

Genius has established long-term, mutually beneficial relationships with sports leagues and federations and has acquired the rights to collect and monetize their data. Genius utilizes a network of more than 7,000 highly trained statisticians across over 150 countries who work on the ground, pitch-side and court-side, to capture data in real-time using Genius software.

In exchange for these sports data rights, for the majority of Genius’s league partners, the Company provides vital technology infrastructure solutions, including competition management software, scoreboard technology, athlete registration, data collection and distribution, fan-facing websites, officiating, fan engagement tools, performance data tracking solutions, and coaching analysis tools. The integration of sports leagues and robust human infrastructure gives Genius a highly diversified rights portfolio and deep competitive position.

Genius’s technology and services extend beyond the symbiotic sports data—sports betting relationship. The Company provides data-driven performance marketing technology and services to a range of advertisers, primarily sportsbooks and iGaming brands, which effectively optimize player acquisition, retention and engagement costs. Genius’s multiple data sets, including real-time statistics, betting odds, behavioral data and engagement data, enhance its digital marketing solutions and further deepen its relationships with its customer base.

Company Background

The Company was co-founded by the current Chief Executive Officer, Mark Locke, as a software company which specialized in aggregating sports betting data. It then evolved into providing outsourced oddsmaking solutions to sportsbooks. The Company then expanded into a software provider to sports and media technology companies and, in 2015, Genius Sports Group was formed.

With a growing portfolio of betting customers that were driving increasingly large volumes of in-game bets, the Company and its leadership team realized the importance of live sports data and began to develop the technology that would enable Genius to own and control the entire value chain, from live data collection to pre-game and in-game oddsmaking. As of the date of this Report, Genius has invested more than $130 million in building out its full suite of proprietary technology and software solutions.

A portion of this amount was provided by private equity firm Three Hills Capital Partners (“THCP”), who have been an investment partner of Genius since 2015. THCP’s investment also bolstered Genius’ growth strategy into new territories and financed strategic acquisitions.

In September 2018, Apax Funds acquired a majority interest in Genius. Approximately $35 million of additional capital was invested into the Business, which enabled Genius to invest in people and key sports relationships which has accelerated the Company’s growth. As a key partner, Apax Funds helped realign the Company’s global operations, strengthen the management team, support the Company to execute its acquisition strategy, and grow the organization that is now scaled and poised for growth.

In 2021, following the Closing of the Business Combination, Genius has made acquisitions totaling over $250 million on proprietary technology such as Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NBA, EPL, and NCAA that drove a significant portion of Sports Technology revenue in 2021. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

Genius is the Global Leader in Official Data Rights

Official data as it pertains to sports betting is the feed of live statistics that is sanctioned by sports rights holders, typically sports leagues and federations, and used to create betting markets, update odds in real-time, and settle bets accurately and timely. The Company believes that as the global sports betting industry, especially in-game betting, is expected to grow, the reliance on high quality data is similarly expected to increase over time. Further, the Company believes that the adoption of official data is inevitable as the sports betting market matures, and Genius’ technology and relationships are critical to capturing this trend.

The Company believes that:

•	official data is critical to sports, as it serves as a means for rights holders to monetize their data;

•	official data is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting; and

•	official data is critical to regulators, as it is legally compliant and an independent source of truth that protects consumers.

Genius’ existing portfolio of official data includes some of the most valuable sports rights, including the NFL, EPL, NBA, NCAA, and the International Basketball Federation (“FIBA”). Genius continues to identify and strategically acquire additional sports rights that are expected to generate a positive return and create value for Genius’ shareholders.

Genius classifies sports and the associated rights as Tiers 1 through 4. Sports rights classified as Tier 1 are those from leagues with global name recognition, which are typically acquired by rights fees alone. Sports rights that are not classified as Tier 1 are typically from regional leagues. These non-Tier1 rights are typically acquired by Genius through a contra model in which Genius secures long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and occasionally de minimis cash fees). This allows the Company to develop mutually beneficial partnerships with leagues globally and integrate Genius’ technology and services deeply within each league’s operations. It is notable that while non-Tier 1 sports are typically smaller leagues that are less popular at a global level, they are very popular in their local countries or regions and often have large, dedicated fan bases.

Taking this dual approach to Tier 1 and non-Tier 1 rights respectively is unique and beneficial for several reasons. The low cost “contra” strategy in the non-Tier 1 sports helps mitigate the risk of rights inflation for this content while also helping to lock in sports with strong future potential value into long-term deals. The Company believes that these tiers facilitate the vital content a sportsbook needs to be competitive at all times. Furthermore, this approach gives Genius the fiscal flexibility to be competitive for Tier 1 rights when it believes they will be strategically accretive to its portfolio.

The Company started its expansion into the provision of audio visual (“A/V”) services in the second half of 2019. This includes providing sports leagues with proprietary AI-powered A/V production services to capture live game streams with minimal human intervention. These streams are a valuable addition to Genius’ portfolio of sports betting services as a complimentary offering to in-game data and oddsmaking. The Company has over 39,000 streaming rights under official rights.

The Sports Betting Industry and Genius’ Opportunity

The Growing Global Sports Betting Market

Genius operates in the global sports betting industry. H2 Gambling Capital projects the Global Sports Betting industry GGR to grow from $50 billion in 2021 to $86 billion by 2026. The Company believes it is well positioned to grow alongside this rapidly expanding industry. Most of the GGR currently generated by the entire industry is estimated to come from Asia and the Middle East, with Europe being the second largest region.

H2 Gambling Capital expects the sports betting industry to grow across all regions globally, led by rapid expansion in newly regulating markets such as the United States. In May 2018, the US Supreme Court repealed the Professional and Amateur Sports Protection Act of 1992 (“PASPA”), which lifted federal restrictions on sports betting and gave individual states the power to legalize sports betting. As of year-end 2021, 32 states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 30 states have already launched active sports betting industries with 19 states, including New York following their early January 2022 launch, allowing mobile sports betting. The Company expects additional states to legalize sports betting in the coming years, which will further grow the U.S. sports betting market. Per H2 Gambling Capital, the US sports betting market is projected to generate an estimated $12 billion in GGR in 2026, increased from just an estimated $4 billion in 2021.

Regions such as Europe also have several countries, such as Germany, that remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital expects Europe to generate an estimated $30 billion in GGR in 2026, increased from an estimated $20 billion in 2021. Europe remains a key market for Genius due to its large scale and relevance within the global sports betting industry.

Genius’s wide-ranging, well-embedded role across the sports betting industry means that the Company generates revenue regardless of which operators take market share within any given jurisdiction. Genius’s revenue share model also gives it upside exposure as its customers grow and expand.

Sports betting helps leagues create exciting and memorable moments for their fans. Naturally, in-game sports betting is an engaging type of sports betting experience and adds another layer of connection for fans as they watch the action unfold in real time. As sports betting markets mature, in-game betting typically increases in popularity and eventually represents both the majority of both bets placed and GGR. For example, Bet365 reported that in-game accounted for 75% of its total sports betting revenue in the twelve months ending March 31, 2020.

Given the nature of the sports betting data market, where sportsbook operator expenditure on data is mainly driven by in-game data consumption, this is a tailwind that Genius is well-positioned to capitalize on given its strong focus on expanding its portfolio of rights and the focus on official live data.

Furthermore, Genius believes its position in the sports data value chain and ability to continually and effectively upsell on betting content, services and product innovations will allow the Company to increase its share of customers over time. This includes several end-user engagement solutions, including live streaming and ad-tech products, which Genius expects to become a larger part of its business in the future.

Advantages of Scale

Genius believes that its scale creates meaningful competitive advantages. The human infrastructure the Company has built, with more than 2,300 staff and access to a network of more than 7,000 trained statisticians and agents worldwide, provides scale enabling Genius to better serve its customers.

The broad portfolio of events Genius offers is enabled by its technological expertise and deep relationships and integrations with sports leagues. Building this portfolio has taken many years and requires a deep understanding of each sport league’s technical and strategic requirements, along with developing bespoke technology to meet those requirements. For example, Genius developed technology for basketball leagues that is used by more than 180 leagues in 120 countries around the world, equating to more than 80% of all organized basketball competitions.

To gain access to Genius’s sports betting services, such as live sports data feeds or outsourced oddsmaking, sportsbooks must integrate their back office systems with Genius’s proprietary technology. This technology and the managed services provided by Genius drives the sportsbook’s consumer facing offering – from the events they offer on their site to the odds on those events. This makes Genius’s technology a core and critical part of every customers’ operations on a day-to-day basis.

Core Strengths

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The largest portfolio of official betting data: The combination of greater numbers of sports leagues taking control over their data assets and rapid growth of in-game betting makes official data both increasingly valuable and harder to acquire. The scale of Genius’ portfolio, built up over more than a decade, puts it at the very forefront of this trend and is a key differentiator from its main competitor.

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Market-leading data and technology: Genius’ currency is real-time data. Its value is derived from the Company’s ability to capture, process and distribute vast volumes of data points in milliseconds, which requires highly robust technology alongside machine learning and complex analytics capabilities. Genius’ core systems are highly scalable to support ongoing growth in customers, sports event coverage, and volume of bet types. The Company’s technology framework is standardized, allowing it to support multiple sports leagues at a low incremental cost to the business.

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Good earnings visibility due to long-term contracts with a large share of recurring revenues and low customer churn: Genius holds long-term contracts with sportsbooks and sports rights holders, and has historically experienced low churn. Sportsbook contracts are structured with guaranteed minimum payments throughout the life of the term (typically 3-5 years), which allow for good earnings visibility. Approximately 60% of Genius’ revenue is from recurring revenue related to contractual minimum guarantees. Genius’ contracts are also structured with upside levers that allow the Company to benefit as its partners grow through increased GGR, expansion into new markets, and utilization of more events.

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Improved operating margins from scaled cost structure with high operating leverage: Genius benefits from significant economies of scale driven by its highly scalable technology and software architecture. Approximately 70% of the Company’s operating expenses, such as data production, trading and hosting costs, are expected to grow slower than revenues.

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World-class management team with depth of experience and track record of success: Genius is led by a highly experienced management team with a strong track record of success. The executive team has extensive experience in the global sports, betting and iGaming sectors. Management has successfully led the business to capture meaningful growth as the regulatory landscape matured in Europe over the past decade, and is well positioned to capitalize on developing markets around the globe including the United States and Latin America. Genius co-Founder and CEO Mark Locke is recognized as a global expert on sports technology, integrity and sports betting.

The Genius Company Culture

Genius’ purpose is to champion a more sustainable sports data ecosystem with the highest-quality data and products that optimize, and enrich experiences for sports, betting and media organizations. Our Company purpose and values are set by our Board and are periodically reviewed by our Nominating and Governance Committee. In accordance with the principals of home country governance, we take the view that our purpose, values and strategy should be aligned and form the basis of our company culture. Accordingly, Genius’ culture is fair, ethical and performance-oriented. The Company operates a clear ‘Game Plan’ and Code of Conduct setting out the company vision and values that all staff are expected to uphold. It also sets out the Company’s ‘team goals,’ in the form of a simple set of targets for which staff can aim. These encapsulate Genius’ values as an organization, encouraging staff to think big, get stuck in, do the right thing, go fast/aim high, express themselves – and win as a team.

The Company believes this is key to fostering a culture that values performance with integrity, with everyone having the chance to make their mark, and where every contribution counts.

The Company’s success is highly dependent on human capital and a strong leadership team. Genius aims to attract, retain and develop a diverse staff with the skills, experience and potential necessary to implement its growth strategy. As part of this, emphasis is placed on the development of a ready pipeline of ‘home-grown’ management talent, supplemented as necessary by external hires with appropriate experience and expertise.

Genius regularly engages with staff on issues relating to its values and/or affecting the business generally, through a combination of group-wide and location-specific ‘town hall’ sessions, engagement with corporate responsibility initiatives, and through other engagement platforms. Regular surveys indicate healthy staff engagement and identification with the business, and highlight opportunities for further growth and development. The results of these surveys are shared with our Audit Committee of the Board from time-to-time. The Company refreshed its various ethical dealings policies in 2021 and continues to rollout new policies, procedures and training to underpin a culture of integrity and ethical behaviour.

The Genius Growth Strategy

Genius has multiple levers for growth with existing customers, as well as ongoing customer and partner acquisition strategies.

Capitalizing on the growth of global sports betting

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Share in existing customer growth. Typically betting customer contracts include some form of minimum commitment to Genius, whether that be revenue and/or number or quality of events utilized. However, none of these contracts provide customers with Genius’ entire product offering. As a result,

Genius’ betting customer contracts may be further expanded as its customers expand and grow. This is especially true as customers move into newly regulated markets, such as the United States, which is expected to continue approving legislation to legalize sports betting across multiple states.

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Expand Genius’ presence and acquire new customers in growth markets such as the US and Canada. Genius’ strong partnerships with sports leagues, data-driven marketing products and existing relationships with B2B sports betting platform providers give the Company a major competitive advantage in high growth jurisdictions. Genius is a preferred data supplier to a majority of significant sportsbooks in the U.K. and anticipates this will translate well in new markets.

Additionally, the Company has a forward-looking licensing strategy. Genius is already permitted to supply in 21 U.S. states and plans to be licensed in all states that legalize sports betting. Genius expects to employ a similar licensing strategy in countries, such as Canada and Greece, that can potentially liberalize sports betting in the near future. Genius also has permission to supply in 3 tribal jurisdictions in the United States.

As new states open up in the US and other growth markets such as Canada begin to liberalize, we expect to benefit from GGR growth across these regions without much incremental cost. Each new market brings new potential customers for sports and events that we are already cover and we expect to see further growth from these regions in the future.

Increase in sports rights and event utilization

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Continue to develop strong partnerships with sports leagues worldwide. Genius strategically acquires rights in both high profile and non-Tier 1 sports worldwide in a way that enhances the Company’s rights portfolio and offering to sportsbooks. In non-Tier 1 sports, Genius will continue to aggressively deploy its “contra” model and acquire long-term agreements in exchange for technology and software solutions.

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Ability to capitalize on the expansion of adjacent total addressable market opportunities. As other nascent industries such as iGaming grow, Genius will have the opportunity to leverage its technology and existing distribution to expand its offerings into new verticals.

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Continue to grow event utilization. Genius has historically seen strong growth in its sport events utilization as the demand for its services and its number of customers has grown. The Company expects this growth to continue, which should create stronger operating leverage.

Price escalators and wallet share

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Price escalators. Many of Genius’ customer contracts for Betting Technology, Content and Services have already built in price escalators whereby customer revenue and product commitments grow through the term of the contract.

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Expand value-add services and increase share of wallet. Genius is constantly expanding its services to sportsbooks. For example, the Company developed and has started to commercialize streaming and risk services capabilities. As these and other verticals grow and develop, the Company believes this will allow it to increase its share of the customer’s wallet.

Media and Advertising

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Expand its dynamic and tailored digital marketing capabilities beyond sports betting and iGaming. Genius’ ad-tech solutions are deployed by dozens of sportsbooks to reach sports fans with relevant marketing messages that include game statistics and real-time betting odds. The Company expects that non-betting brands may recognize the value in the Company’s ability to align online advertising campaigns to live sporting action, enabling Genius to diversify its client base for digital marketing services.

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The acquisitions of FanHub and Spirable in 2021 provide Genius with new capabilities across Media and Advertising to engage casual audiences and leverage data to target a wider array of sports fans around the world. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to collect more data and better target their customers with relevant ads or offers. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale providing the ability for Genius to offer the right ad, to the right fan, at the right time.

Sports Technology

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Additional Development of Sports Facing Technology and Services. Continued development in the breadth of Genius’ sports facing technology and services means that the Company expects to expand the number of sports leagues it works with, as well as the number of products it offers to existing and new customers. This is an enabler to further build long-term, sticky relationships with sports leagues. The acquisition of Second Spectrum is expected to drive future growth of the Sports Technology segment moving forward as we expand our optical tracking capabilities into new sports and new leagues around the world.

Strategic acquisitions and investments

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Selectively pursue strategic acquisitions and investments. Genius seeks acquisition and investment opportunities that it believes will provide long-term value to its shareholders. While a primary area of focus is expected to be on smaller, complimentary technology companies that improve its product and technology offerings, the Company also maintains an active pipeline of larger, more transformational opportunities.

In December 2020, Genius acquired Sportzcast, a U.S. based company, which builds and supplies proprietary devices that automate collection of low latency, official data feeds direct from in-venue scoreboards.

In 2021, Genius acquired Second Spectrum, FanHub, and Spirable to complement its existing core business. Second Spectrum is an optical tracking solution that uses computer vision and machine learning to generate performance data, analytics, insights, and visualization solutions for major sports leagues such as the NBA, EPL, MLS, and NCAA. FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media and Fan Engagement Platform. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to engage casual sports fans. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale.

Additionally, Genius may opportunistically seek to make minority investments in sports leagues that benefit from Genius’s full suite of services and broad distribution network. The Canadian Football League (“CFL”) was an early example of this in January 2022.

Products and Business Model

Genius provides critical technology and services required to power the global ecosystem connecting sports, betting and media. Genius’ services are organized into three key products areas:

•	Sports Technology and Services;

•	Betting Technology, Content and Services; and

•	Media Technology, Content and Services.

All of Genius’ products are powered by proprietary technology and robust data infrastructure.

Sports Technology and Services

Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data. Genius has trained statisticians globally that are highly skilled in collecting accurate, real-time data during events and matches. The data can then be repackaged and analyzed almost instantaneously, where it can then be used to help leagues and teams analyze real time statistics, develop coaching tools, and support broadcast partners. It is this same data that Genius also uses to power its Betting Content and Services.

The recent acquisition of Second Spectrum also allows Genius to capture performance data through an optical tracking system using computer vision and machine learning. These data points are used to generate analytics, insights, and visualization solutions for sports leagues, teams, and media companies.

Using the data collected, Genius can also develop additional tools that help sports leagues deepen fan engagement. These include automated creation of fan-facing websites, social media content, and statistical content such as team and player standings that are updated in real time.

Genius’ streaming solution provides the technology, automatic production and distribution needed by sports to commercialize video footage of their games. This is particularly useful for non-Tier 1 sports leagues that lack the capabilities or resources to develop their own live streaming solutions.

Genius also provides end-to-end integrity services to sports leagues, and is the trusted integrity partner for over 150 sports leagues worldwide. Integrity services range from full-time active monitoring technology, which uses mathematical algorithms to identify and flag suspicious betting activity in global betting markets, to a full suite of online and offline educational and consultancy services. The technology and services provided to sports leagues are typically provided on a contra basis in return for access to live sports data for commercialization in betting and media. In some cases, sports leagues also pay fees for licensing the technology.

Betting Technology, Content and Services

Genius supplies the technology, content and services that powers global sportsbooks. Sportsbooks can outsource as much or as little of these capabilities as necessary depending on their requirements. Genius’ offering includes:

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Live sports data: Fast and reliable feeds of live match data, the majority of which are delivered direct from stadiums around the world in under a second using Genius technology. These real-time data points allow sportsbooks to create odds for in-game betting markets on over 240,000 events a year.

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Pre-game and in-game odds feeds: A combination of automated oddsmaking powered unique mathematic algorithms, a specialist trading team of over 400 people and robust technology, enables Genius to manage the full sports betting lifecycle on behalf of its sportsbook customers. This includes creating the events, setting the odds and managing them in real-time as the game unfolds, and settling betting markets so that sportsbooks can update their users’ accounts. Configuration by the customer within Genius’ backend system enables sportsbooks to create a bespoke experience for their userbase.

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Risk management services: Genius offers real-time management of all sportsbook liabilities, including customer profiling, monitoring of incoming bets, automated acceptance and rejection of bets, and limit setting. Risk management is a vital part of a sportsbook’s operation because it protects its profitability.

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Live streaming: Thousands of official live streams, most of which are derived from Genius’ official partnerships with Tier 2 through 4 sports leagues, captured at courtside and pitchside around the world using Genius technology. This service is designed to boost betting appeal and drive sportsbook handle at off-peak times, in a cost-efficient manner when compared to Tier 1 streaming content.

These services are provided to sportsbooks under long term contracts. In each of these contracts the sportsbook makes a commitment to Genius regarding what services and/or what sports events they will use Genius’ products and services for. The business model is either revenue share, where Genius receives a share of customer NGR or GGR,or a usage-based license fee model.

Media Technology, Content and Services

Genius builds and supplies technology, services and data to enable its partners to efficiently acquire, retain and engage with their customers in a highly cost-effective manner. These partners include sportsbooks, online and brick and mortar gaming operators, sports leagues and other non-gaming brands that target sports fans. Genius provides services such as the creation, delivery and measurement of personalized online marketing campaigns, all run through Genius’ proprietary technology. These campaigns have been proven to help brands significantly reduce acquisition costs.

Genius also develops fan engagement widgets for digital publishers, featuring live game statistics and betting-related content that drive traffic to sportsbooks. This helps unlock alternative revenue streams for digital content developers and sports betting affiliate programs.

The acquisitions of FanHub and Spirable provide Genius with additional capabilities that complement Genius’s Media business. FanHub is a market leader in free to play games such as fantasy, trivia, and contests, which allow sports leagues, media companies, and sportsbooks to collect more data and better target their customers with relevant ads or offers. Spirable is an automated content creation platform that uses live sports data and audience data to create, distribute, and optimize personalized video at scale providing the ability for Genius to offer the right ad, to the right fan, at the right time.

In most cases, Genius is compensated through a performance-based model which fully aligns the Company’s interests with its partners, ultimately resulting in increased partner retention and satisfaction.

Awards

Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. In 2020, Genius’s in-game betting services were awarded In-play Betting Software of the Year and Sports Data Supplier of the Year at the 2020 EGR B2B Awards, and the Sports Data Product of the Year and Live Betting Product of the Year at the 2020 SBC Gaming Awards. Additionally, the Genius Live streaming product was given the Innovation of the Year prize at the 2020 Sports Technology Awards, ahead of other entries from BT Sport, Nielsen Sports, Intel and Manchester City.

In 2021, Genius was named Acquisition and Retention Partner at the EGR North America Awards, Sports Betting Supplier of the Year at the Gaming Intelligence Awards, Best Live Betting Product at the SBC Awards, Best Sports Betting Supplier at the EGR Italy Awards, and Best Sports Data and Live Betting Product at the SBC LatAm Awards.

Representative Customers and Partnerships

Whether they are sports organizations or sportsbooks, Genius enjoys deep and long-term relationships with its customers rooted in the provision of mission critical technology, live data, or services that are fundamental to its partners’ success. The nature of these partnerships creates a deep technological connection and dependence, leading to very low customer churn rates.

Genius has relationships with over 500 sportsbook brand customers, including:

•	Global sportsbooks such as Fanduel, Betfair, PaddyPower and Sky Bet (all Flutter), BetMGM, Ladbrokes and Coral (all GVC/Entain), DraftKings, bet365, William Hill and 888; and

•	Leading B2B platform providers such as Scientific Games, IGT, Kambi, and SBTech (now DraftKings B2B);

Genius has over 400 sports league partners, including:

•	Globally recognized leagues such as the NFL, EPL, NBA, NCAA, PGA, FIBA, FIFA, MLS, CFL, AFA and Dimayor; and

•	Numerous other regional and lower tier league divisions across various sports such as basketball, soccer, ice hockey and volleyball.

Genius has over 150 media and advertising customers, including:

•	Recognized U.S. gaming brands such as BetMGM, Caesars, TwinSpires, Golden Nugget, DraftKings, FanDuel, William Hill, Delaware North and Unibet;

•	A wide range of sports betting and iGaming brands in Europe and Africa, including bet365, PlayOjo, and Unibet;

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A wide range of brands globally including Diageo, Sony, British Airways, Heineken, Nissan, Domino’s Pizza, Volvo, Buffalo Wild Wings that Genius helps engage and monetize sports fans through its dynamic creative, media buying or free-to-play game solutions.

•	Major global media publishers, such as CBS, MSN, FoxSports, BT Sports and Univision, to which Genius helps drive valuable new audiences with data-driven sports and betting content; and

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Sports properties including the National Football League (“NFL”) and more than 20 teams from Major League Baseball (“MLB”), including the LA Dodgers, the Houston Astros and the San Diego Padres, that Genius helps target fans with contextual marketing campaigns that drives ticket and merchandise sales.

Genius Technology

Innovation is fundamental to the culture at Genius. The Company’s technical teams have a deep understanding of sports, how they interact with fans online, and the data that is critical to driving value through the ecosystem. Sports are fast-paced, and dynamic; the action does not stop to wait for technology — teams develop products with the speed, accuracy, scalability, reliability, and flexibility to meet the expectations of passionate and demanding fans.

Teams are allocated responsibility for specific systems and use Agile development methodologies to deliver through an iterative, continuous software delivery life cycle. Teams are also responsible for technically operating the systems that they develop, which involves monitoring and supporting production systems, on boarding new customers, and scaling systems to meet commercial demand.

Fail-safe data and video capture

Genius’ in-venue data collection systems are designed to continue to function when disconnected from supporting systems, ensuring statisticians can continue to collect rich sports data unimpeded. When disconnected from the internet, these systems will continue to support officials, teams, scoreboards, and broadcasters in the venue. While connected, data is synchronized with Genius’ data distribution network, ensuring low latency, accurate, reliable delivery of play-by-play data. The unique sport-specific user interface workflows ensure the most time critical data is delivered at the earliest opportunity while still allowing the collection of a rich dataset.

Supplementing the data solutions, automated cameras allow sports leagues to produce live streaming content for delivery through the distribution network.

Automated monitoring, remote management, and AI-driven production mean minimal interaction is required from sports leagues once the solution has been installed which, alongside Genius’ innovative hardware solution, reduces production costs.

Highly scalable real-time sportsbook content

To support the vast volume of sports events and live data provided to sportsbooks, Genius hosts in-memory controllers that allow independent management of every in-game fixture for each customer. This architecture provides a very low latency service, is horizontally scalable, and implements a failover software design over redundant hardware to ensure uninterrupted service.

Proprietary high-speed algorithmic models driven by live sports data calculates the probability of key actions (i.e., a turnover, foul, or player substitution) within each event. These probabilities are used to generate and continuously update betting markets, lines, margins, and odds that are specific to each event and customer. Sportsbook customers can take control of their own event at any time and adjust their margins, offering, or position within the market through the online portal; however, Genius’ proprietary back-office trading systems ensure that skilled operators can cost-effectively manage all fixtures for Genius’ customers with significant economies of scale.

Robust and Reliable distribution

Genius’ data distribution platforms are integrated directly into B2B customers’ servers through both standard application programming interfaces and services that can be easily customized to integrate with the back office systems commonly used by sportsbooks. These integration pathways ensure reliable, low latency delivery of data that customers are licensed to access with additional features including heart-beats, receipt confirmation, and conflation, ensuring customers are protected from any network disruption or slow consumption under load. The design of the data integrations ensures seamless delivery of additional fixtures to the network with minimal customization required by customers as they on-board new sports.

The streaming network supports B2B and B2C delivery of both in-play and on-demand streams at scale. The Genius Drop and Play media player enables rapid B2C integration allowing customers to deliver Genius Live content alongside other content for a fixture by simply inserting an HTML tag in their websites. Streaming integrations are not sport specific, meaning that all new streaming content can be immediately delivered to all integrated partners in the network.

Targeted fan engagement

With visual components that are embedded directly in league, sportsbook, and media websites and mobile applications, Genius is able to uniquely understand the interests of sports fans and deliver relevant, engaging content. This content is served from the Company’s B2C data and visualization systems achieving high availability and low latency at significant scale.

The components offer fans visualizations of real-time sports and betting data, analysis, and streaming, which offer significant value in their own right and are critical to driving engagement in complementary products. Components are modular and can be styled and composed to support the branding and requirements of each partner allowing investment in new functionality to be leveraged across the ecosystem.

Through big data analytics of data generated from this unique understanding of fans, live sports events, and the sportsbook market Genius is able to offer large scale targeted advertising campaigns which are delivered through cost effective, data driven, real-time bidding for publishing space. The advertising content selected for each fan by the Genius proprietary advertising technology further leverages the Company’s data and visualization capabilities.

Research and Development

Genius invests substantial resources in research and development to enhance its technology, content and services. The Company believes that timely development of new, and enhancement of existing, technology, content and services is essential to maintaining its competitive position. Genius’ research and development expenses were $26.5 million, $11.2 million and $13.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. The research and development organization consists of teams specializing in specific domains and technologies to provide a capability that aligns with commercial opportunities, as well as the need to support existing customers. Employees in Genius’ research and development organization are located primarily in London, Medellin, Vilnius, Tallinn, Sofia and California. As of December 31, 2021, there were 400 plus employees in Genius’ research and development organization. Genius intends to continue to invest resources in its research and development capabilities to effectively incorporate new technology and expand its offering.

Sales and Marketing

The Genius marketing approach is driven by the strength and innovation of its product offerings. The Company employs a land-and-expand strategy that is centered around the superior and highly reliable quality of its products as well as an intense focus on delivering and addressing customers’ existing needs, as well as anticipating potential future opportunities for additional services. Once Genius’ technology is integrated into the customers’ information technology infrastructure it becomes a critical part of their operations and is difficult to replace without risk of disruption. Genius also has exclusive agreements with several of its league partners, which means sportsbooks that want to offer these events will need to source the data from Genius.

The majority of new business in the sports and betting industries is acquired through direct sales efforts and referrals.

Genius has robust global sales and account management team of more than 120 commercial professionals, who are organized by region and industry. This team is responsible for new business development and promoting value-add services to grow existing partnership value.

In addition, Genius also has a eight-person marketing team that promotes its services and drives inbound leads through a combination of attending, exhibiting and sponsoring conferences and trade shows (which has historically been the main focus of marketing resources), editorial content, direct email marketing, social media and paid media partnerships.

Competition

A number of businesses exist in the markets that Genius operates in – namely the B2B provision of sports data-driven technology and related services to sports and betting companies. These businesses sit within three categories: small companies with some similar products but with minimal distribution, companies that acknowledge official rights but lack meaningful scale, and genuine competitors that offer similar products and services to the same target customers.

The Company considers its most direct and relevant competitors to be Sportradar, IMGArena and Stats Perform.

In most instances, Genius serves its customers alongside at least one of its competitors. Its competitors have their own portfolio of exclusive and non-exclusive data rights, and sportsbooks rarely agree to have exclusive agreements with just one provider as this prevents them from offering a broad range of betting markets, placing them at a competitive disadvantage.

The principal differentiating factors in the sports data industry include the breadth and depth of sports data rights, reliability of key services, relationships with sportsbooks and leagues, ease of integration and scalability. Genius’ products, services, experience and corporate culture allow it to compete effectively across all these factors.

Seasonality

The global sporting calendar is year round and our products cover the entire sporting calendar. In addition, the relative importance of different sporting events is different in the broad range of different territories where our customers operate (e.g., European sportsbooks will place more importance on European sports events and the U.S. sportsbooks will place more importance on the U.S. sports events). Given these factors, we are not reliant on specific sporting competitions.

Notwithstanding, our operations are subject to seasonal fluctuations that may impact our revenues and cash flows. Seasonality in sporting events may impact our operations and the operations of our customers and sports organizations. Sports organizations have their own significant sporting events such as the playoffs and championship games, which may cause peaks in our revenues and revenues of our customers and such sports organizations. On the other hand, sports off-season may cause troughs in our revenues and revenues of our customers and such sports organizations. Certain sports hold events only during certain times in a calendar year. For example, our revenues are typically impacted by the NFL and European football season calendars. Our revenues and revenues of our customers and sports organizations may also be affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, or the cancellation or postponement of sporting events and races. All of these factors may impact our cash flows.

Intellectual Property

Intellectual property rights are important to the success of our business. We rely on a combination of database, trademark, trade secret, confidentiality and other intellectual property protection laws in the United Kingdom, the European Union, the United States and other jurisdictions, as well as license agreements, confidentiality procedures, non-disclosure agreements with third parties and other contractual protections, to protect our intellectual property rights, including our database, proprietary technology, software, know-how and brand. In certain foreign jurisdictions and in the United States, we have filed trademark applications, currently hold several trademarks and domain names and in the future, we may acquire patents, additional trademarks and domain names. We have also entered into license agreements, data rights agreements and other arrangements with sports organizations for rights to collect and supply their sports data, including, in certain cases, exclusive rights for such data, of which durations are typically several years and are subject to renewal or extension.

As of December 31, 2021, we owned ten registered trademarks in the United States and twenty-five registered trademarks in various non-U.S. jurisdictions, along with a further five unregistered trademarks. As of December 31, 2021, we owned 183 domain-names.

It has not always been possible, and may not be, or commercially desirable to obtain registered protection for our products, software, databases or other technology. In such situations, we rely on laws governing protection of unregistered intellectual property rights, confidentiality and/or contractual exclusivity of and to underlying data and technology to prevent unauthorized use by third parties. We use Open Source Software in our services and periodically review our use of Open Source Software to attempt to avoid subjecting our services and product offerings to conditions we do not intend.

We control access to and use of our data, database, proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and we control and monitor access to our data, database, software, documentation, proprietary technology and other confidential information. Our policy is to require all employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf and under which they agree to protect our confidential information. In addition, we generally enter into confidentiality agreements with our customers and partners. See Item 3.D “Risk Factors—Risks Related to Genius Sports

Group’s Technology, Intellectual Property and Infrastructure—Failure to protect or enforce our proprietary and intellectual property rights, including our unregistered intellectual property, and the costs involved in such protection and enforcement could harm our business, financial condition, results of operations and prospects,” “Risk Factors—Risks Related to Genius Sports Group’s Technology, Intellectual Property and Infrastructure—We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions” and other risk factors related to our intellectual property included in Item 3.D”Risk Factors—Risks Related to Genius Sports Group’s Business” for a more comprehensive description of risks related to our intellectual property.

Government Regulations

Our operations and the operations of our customers and suppliers are subject to various U.S. and foreign laws and regulations that affect our and their ability to operate in the sports, technology, sports betting and gaming, and marketing and advertising industries. These industries and our business are generally subject to extensive and evolving laws and regulations that could change, including from political and societal pressures and that could be interpreted in ways that could negatively impact our business.

We operate in various jurisdictions and our business is subject to extensive regulation under the laws, rules and regulations of the jurisdictions in which we operate. Violations of laws or regulations in one jurisdiction could result in disciplinary action in that and other jurisdictions.

Among others, applicable laws include those regulating privacy, data/cyber security, data collection and use, crossborder data transfers, advertising regulations and/or sportsbetting and online gaming laws and regulations. These laws impact, among other things, data collection, usage, storage, security and breach, dissemination (including transfer to third parties and cross-border), retention and destruction. Certain of these laws provide for civil and criminal penalties for violations.

The data privacy and collection laws and regulations that affect our business include, but are not limited to:

•	the General Data Protection Regulation, the ePrivacy Directive and implementing national legislation and any data laws and regulations enacted in the United Kingdom, including the U.K. GDPR;

•

U.S. federal, state and local data protections laws such as the Federal Trade Commission Act and similar state laws, state data breach laws and state privacy laws, such as the California Consumer Privacy Act, the California Consumer Privacy Rights Act, and the Stop Hacks and Improve Electronic Data Security Act of New York;

•	the Data Protection Law of Colombia and the directives of the Superintendence of Industry and Commerce of Colombia; and

•	other international data protection, data localization, and state laws impacting data privacy and collection.

Other regulations that affect our business include:

•	U.S. state laws regulating sportsbetting and online gaming and related licensing requirements;

•

laws regulating the advertising and marketing of sportsbetting, including but not limited to the U.K. Code of Non-Broadcast Advertising, Direct Marketing, and Sales Promotion administered by the Committee of Advertising Practice and the U.S. Federal Trade Commission Act;

•	anti-bribery and anti-corruption regulations, and corporate regulations including the Foreign Corrupt Practices Act and the U.K. Bribery Act;

•

laws and regulations relating to antitrust, competition, anti-money laundering, OFAC, intellectual property, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters; and

•

other international, domestic federal and state laws impacting marketing and advertising, including but not limited to laws such as the Americans with Disabilities Act, the Telephone Consumer Protection Act of 1991, state telemarketing laws and regulations, and state unfair or deceptive practices acts.

These laws and regulations are complex, change frequently and have tended to become more stringent over time. The laws and regulations applicable to some parts of our business are still developing in certain jurisdictions, and we cannot assure that our activities will not become the subject of any regulatory or law enforcement, investigation, proceeding or other governmental action or that any such proceeding or action, as the case may be, would not have a material adverse impact on us or our business, financial condition or results of operations. We incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to the operation of companies in the data collection industry, as well as the collection, use, accuracy, correction and sharing of personal information. In particular, some consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and have become increasingly concerned with the use of these types of personal information. In the United States, Congress and state legislatures may propose and enact additional data privacy requirements. Additional laws could result in significant limitations on or changes to the ways in which we can collect, use, host, store or transmit the personal information and data of our customers or employees, and deliver products and services, or may significantly increase our compliance costs. As our business expands to include new uses or collection of data that is subject to privacy or security regulations, our compliance requirements and costs will increase and we may be subject to increased regulatory scrutiny. Currently, there is also trend towards more stringent gambling advertising regulations across Europe. Additional legislative or regulatory efforts in the United States and internationally could further regulate our businesses.

C. Organizational Structure

The following diagram depicts the organizational structure of the Company as of 31 December 2021.

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business	Nature of Business	Proportion of Ordinary Shares Held by Genius
Maven Topco Limited	Guernsey	Holding company	100%
Genius Sports SS Holdings, Inc	United States	Holding company	100%
Genius Sports Group Limited	United Kingdom	Holding company	100%
Betgenius Limited	United Kingdom	Data services and technology	100%
Genius Sports Media, Inc.	United States	Data services and technology	100%

D. Property, Plants and Equipment

Our corporate headquarters are located in London, U.K., where we occupy two leased floors totalling approximately 17,118 square feet. We use these headquarter facilities primarily for our management, technology, commercial/sales and marketing, finance, legal, and human resources, and other corporate teams. We also have data centers in London, U.K. and Dublin, Ireland.

We also lease office space in 17 other cities throughout the world, the largest of which includes a 19,751 square foot space in Medellín, Colombia, a 35,585 square foot space in Sofia, Bulgaria, a 19,256 square foot space in Tallinn, Estonia and a 21,301 square foot space in Vilnius, Lithuania, a 8,750 space in New York, USA and a 26,121 square foot space in LA, USA. Our major sites in Medellin, Sofia and Tallinn are primarily occupied by operational teams (trading, data services and customer support). All of the above leases expire or are up for renewal in 2023-2029.

We also have a 3,229 square foot freehold, mixed-use warehouse and office space in Bologna, Italy.

We believe that our facilities are adequate to meet our needs for the immediate future and that suitable additional space will be procured to accommodate any expansion of our operations as needed.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ consolidated results of operations and financial condition.

The discussion should be read together with the historical audited annual consolidated financial statements of Genius Sports Limited and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ equity (deficit) and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes thereto, included elsewhere in this Annual Report on Form 20-F.

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this prospectus. Certain amounts may not foot due to rounding.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 500 sportsbook brands and over 150 marketing customers (which includes some of the aforementioned sportsbook brands).

Business Model

Genius provides critical technology and services required to power the global ecosystem connecting sports, betting and media. Genius has three principal products lines — Sports Technology and Services, Betting Technology, Content and Services, and Media Technology, Content and Services. All of Genius’ products are powered by proprietary technology and robust data infrastructure. See Item 4.B “Business Overview—Products and Business Model.”

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and, Genius’ latest creation, its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Following the acquisition of Second Spectrum, Inc (“Second Spectrum”), Genius is now a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Innovative, Proprietary Technology Tailored for Sports

Genius has an organizational culture that values and encourages continual innovation. Genius’ technical teams have a deep understanding of sports, their interaction with fans, and the key data that drives value through the ecosystem. See Item 4.B “Business Overview—Genius Technology.” This deep understanding and Genius’ position at the core of the Sports, Betting, and Media ecosystem allows Genius to realize technical synergy between different sectors, as well-planned investment in one area can realize value across the ecosystem. Over the past decade, Genius has consistently been recognized as a leader in its field with a host of industry awards. See Item 4.B “Business Overview—Products and Business Model—Awards.” Genius’ research and development team is comprised of over 400 employees that specialize in specific domains and technologies to meet customers’ existing needs and drive future innovation.

For example, Genius Live (Genius’ proprietary streaming solution) provides the technology, automatic production and distribution needed by sports to commercialize live video footage of their games. Genius believes this is particularly useful for non-Tier 1 sports organizations that lack the capabilities or resources to develop their own live streaming solutions. Genius expects its streaming solution to become an important driver of both rights acquisition and revenue growth. Genius also intends to continue to invest resources in its research and development capabilities to effectively incorporate new technologies and expand its offerings.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”), National Basketball Association (“NBA”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ U.K. soccer data rights contract, which runs through the end of the 2023-2024 season and NFL data rights contract, which runs through the end of the 2026-2027 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 95% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	December 31,
	2021	2020
Events under official rights	201,216	162,078
Of which, exclusive	128,232	101,906

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Long-Term Partnerships and Revenue Visibility

Genius does more than serve its customers; it partners with them. Genius’ Sports Technology and Services offerings form the foundation of the sports leagues’ data ecosystem and fan engagement operations – meaning that they are deeply embedded and hard to displace. For example, Genius’ long-term NCAA LiveStats project enables schools and conferences across all three divisions to better capture and distribute richer, faster live game statistics, to power their websites, apps, coaching applications and enhance their media partners’ offering.

Similarly, Genius’ Betting Technology, Content and Services offerings are now essential to the operations of most sportsbooks and many B2B platform providers to sportsbooks. For example, Genius provides all the official data for the NFL and U.K. soccer competitions, including the EPL (along with a host of other soccer, basketball and volleyball competitions) to leading sportsbooks worldwide. By integrating its services into the customer’s environment, Genius’ technology is an essential, business critical component of its customers’ businesses. Genius has long- term contracts with over 500 sportsbook brands and B2B platform providers and has historically experienced very low customer churn.

Genius’ sportsbook contracts are typically structured with guaranteed minimum payments throughout the life of the term (typically 3-5 years), providing for clear earnings visibility. Substantially all sportsbook contracts include a minimum fee mechanism, with upside based either on a percentage share of the customer’s gross gaming revenue (“GGR”) or incremental per-event fees that apply once the contracted minimum number of events has been utilized. Approximately 60% of Genius’ fiscal 2021 and 2020 revenue was related to contractual minimum revenue guarantees. The variable revenue components and other material terms in Genius’ sportsbook contracts (for example, geographic use limitations) provide a significant opportunity for growth.

Factors Affecting Comparability of Financial Information

The Business Combination

Pursuant to the Business Combination Agreement, Genius Sports Limited legally acquired all the outstanding equity interests in Genius and dMY, in equity-for-equity exchange transactions (“the Merger”). The Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded. Genius was the accounting acquirer in the Merger and dMY was treated as the acquired company for financial statement reporting purposes. Genius Sports Limited became a new public, SEC-reporting company and Genius was deemed its predecessor, meaning that Genius Sports Limited’s periodic reports after the consummation of the Merger would reflect Genius’ historical financial results. See Consolidated Financial Statements on Form 20-F for the period ending December 31, 2021.

As a result of the Merger, Genius Sports Limited is now a publicly traded company with its ordinary shares trading on New York Stock Exchange, requiring it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Genius Sports Limited expects to incur material additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal, and administrative resources, including increased personnel costs, audit and other professional service fees.

Impact of COVID-19

The novel coronavirus (“COVID-19”) had a significant impact on Genius’ business and that of its customers. The direct impact on Genius’ business, beyond disruptions in normal business operations, was driven by the suspension, postponement and cancellation of major sports seasons and events. For example, in 2020, the EPL season was postponed from early March to mid-June. While many sports have since restarted, some have been played on a reduced or uncertain schedule, and the ultimate impact of COVID-19 on Genius’ financial performance will depend on the length of time that these disruptions exist.

While to date the impact of COVID-19 on Genius’ revenues has been mitigated by minimum revenue guarantees in majority of its customer contracts, Genius provided certain customers discounts in 2020 due to disruptions in scheduled sports seasons and events. Genius also sought to align its costs with revenue, reducing non-essential costs during periods of disruption, namely, by reducing staff costs through shortened working weeks, reducing travel, data collection and other costs, and commencing a hiring freeze.

Towards the end of 2020, the Company saw a recovery as major sports leagues started back up and more sporting events resumed. However, there can be no assurance that more postponements or cancellations of major sporting events will not occur in response to a resurgence in COVID-19 outbreaks. Genius has taken appropriate business continuity measures to ensure that employees are safe and can work remotely to support all aspects of the business. See Item 3.D “Risk Factors — Risk Factors Relating to the Genius Sports Group’s Business — Health epidemics or pandemics, such as COVID-19, can and has adversely affected consumer spending, consumer engagement in sports and entertainment, and reduced the number of sporting live sporting events, all of which can affect our financial results, our business operations and prospects.”

Acquisition of Second Spectrum Inc.

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum, Inc (“Second Spectrum”) for a total consideration of $198.3 million including $115.0 million in cash and $83.3 million in equity, reflecting a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Second Spectrum was founded in 2013 and has become a world-leading and fully integrated sports AI provider, offering tracking, analytics and data visualization services. Second Spectrum’s innovative technology allows clients to automatically index action on the court, pitch or field within seconds. With the world’s most advanced player tracking technology, teams, leagues, media and data partners are able to gain real-time insights; driving decision making and greater levels of engagement. Second Spectrum is the official tracking provider of the EPL, NBA, and MLS, using advanced AI capabilities and computer vision technology to capture precise ball and player location-based data. In addition to these relationships, Second Spectrum has partnerships with ESPN, BT Sport, and Bally Sports to offer augmented reality features for select soccer and basketball games. The business has also formed partnerships with leading sports franchises, including The Los Angeles Clippers, to provide new content and revolutionize the fan viewing experience. The combined offering of the Company’s existing products, extensive network, and operational scale with Second Spectrum’s highly innovative tracking and video augmentation products will create richer, more valuable official sports data and drive fan engagement with a compelling experience that combines real-time data, and analytics with innovative augmented video streaming and personalized content.

As part of the Company’s initial assessment, intangible assets acquired relate to existing technology, customer relationships and trademarks.

The Company’s consolidated statements of operations for the year ended December 31, 2021 included revenue of $13.8 million and net loss of $12.0 million attributable to Second Spectrum since the acquisition date of June 15, 2021.

NFL License Agreement

On April 1, 2021, the Company entered into a new multi-year strategic partnership with the NFL (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year term.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), which is Genius’ reporting currency, using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in $26.3 million, $15.0 million, and $11.5 million decreases in reported revenue for years ended December 31, 2021, 2020 and 2019, respectively. Throughout this report on Form 20-F, Genius reports certain items on a constant currency basis to facilitate comparability between periods. See “—Non-GAAP Measures—Constant Currency,” below.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation/postponement of sporting events and races.

Key Factors Affecting Genius’ Performance

Genius’ financial position and results of operations depend to a significant extent on the following factors:

Ability to Acquire and Profitably Monetize Data Rights

Genius grows its business by acquiring new data rights and, in turn, selling the data and its other value-added services to sportsbooks. Genius’ data rights, and its ability to collect, distribute and monetize official sports data, are typically limited to the duration of the contract with the relevant sports organization. Accordingly, Genius’ growth prospects are impacted by its ability to obtain, retain and expand relationships with sports organizations on commercially viable terms.

To date, Genius has been able to secure data rights to non-Tier 1 sports at a relatively low cost. If data rights to more sports become subject to competitive bidding (as Tier 1 sports are today), then the cost of acquiring data rights may increase and, conversely, Genius’ ability to successfully acquire such rights on commercially reasonable terms (or at all) may be diminished. Genius is also able to monetize a significant number of events to which it has no official sports data and streaming rights because the collection of such data for such events is not subject to legal or contractual restrictions. If such events were to become subject to data use limitations, Genius may be required to incur higher data rights costs and/or secure data rights to fewer events, either of which could adversely impact its financial performance. Genius seeks to mitigate these risks through long-term mutually beneficial partnership agreements that embed indispensable technology within a sports league’s infrastructure in exchange for the grant of exclusive rights to collect, distribute and monetize official data and/or streaming content.

Industry Trends and Competitive Landscape

Genius operates within the global sports betting industry. H2 Gambling Capital projects that the industry’s GGR will grow from $50 billion in 2021 to $86 billion by 2026. See Item 4.B “Business Overview—The Sports Betting Industry and Genius’ Opportunity.” Genius believes its industry-leading product offerings, strong technology platform, data integrity and established brand make it a partner of choice for many professional sports organizations and sportsbooks. Despite uncertainties related to future costs of acquiring official or exclusive rights to sports data, Genius believes that substantial barriers to entry are likely to favor its business model. Genius’ bespoke technology, developed over time specifically for (and embedded within the operating environment of) its sports league partners, would be difficult for most competitors to replicate.

Genius’ growth prospects also depend in part on continuing legalization of sports betting across the globe, for example in the United States. As of year-end 2021, 32 U.S. states, including Washington, DC for these purposes, have passed measures to legalize sports betting, of which 30 states have launched active sports betting industries with 19 states, including New York following their early January 2022 launch, allowing mobile sports betting. This trend is expected to continue. H2 Gambling Capital projects that the U.S. sports betting market will generate an estimated $12 billion in GGR in 2026, up from an estimated $4 billion in 2021. Genius is already permitted to supply in 21 U.S. states and intends to obtain licenses in other states as the legalization trend continues. Genius’ core European market is also expected to grow, as certain countries such as Germany remain in the early stages of liberalization and proliferation of sports betting. H2 Gambling Capital projects that the European sports betting market will generate an estimated $30 billion in GGR in 2026, up from an estimated $20 billion in 2021.

The process of securing the necessary licenses or partnerships to operate in any given jurisdiction may cost more and/or take longer than Genius anticipates. Further, legislative or regulatory restrictions, the cost of data rights to sports that are popular in a certain region, and betting and other taxes may make it less attractive or more difficult for Genius to successfully do business in a particular jurisdiction.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product groups: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product group, for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(dollars, in thousands)
Revenue by Product Group
Betting Technology, Content and Services	$177,201	$110,618	$88,370
Media Technology, Content and Services	48,312	23,055	11,883
Sports Technology and Services	37,222	16,066	14,367

Total Revenue	$262,735	$149,739	$114,620

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services – revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities through the acquisition of Photospire Limited (“Spirable”) and their creative performance platform, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games through the acquisition of Fan Hub Media Holdings Pty Limited (“FanHub”). Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services – revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. Also included within Sports Technology, Content and Services are revenues derived from Sportzcast, a company acquired in December 2020, and Second Spectrum, acquired in June 2021. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services through the acquisition of Second Spectrum. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software, along with Genius’ proprietary sports management technology platform, data rights recognized in connection with the investment by Apax Funds (in which on September 7, 2018, Maven Topco Limited, a company incorporated under the laws of Guernsey (“Topco”) acquired all of the issued and outstanding equity interests of Genius Sports Group Limited) under the acquisition method of accounting (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, and (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings.

Genius believes that its cost of revenue is highly scalable over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed. Genius also expects its gross margin to increase in the medium term, once the intangible assets stepped-up in connection with the Apax Funds Investment are fully amortized.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation, commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation, facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation, professional services (including legal, regulatory, audit and licensing-related), legal settlements and contingencies, rent expense and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Gain (loss) on fair value remeasurement of contingent consideration. Gain (loss) on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public and private warrant liabilities assumed as part of the Merger. Warrant liabilities are revalued at each reporting period.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in the United Kingdom. See Note 17 — Income Taxes, to Genius’ audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

Non-GAAP Financial Measures

This report on Form 20-F includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with U.S. GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense, change in fair value of derivative warrant liabilities and remeasurement of contingent consideration.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to its net loss for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(dollars, in thousands)
Consolidated net loss	$(592,753)	$(30,348)	$(40,207)
Adjusted for:
Net, interest expense	3,331	7,874	6,840
Income tax expense (benefit)	(11,701)	1,813	(5,366)
Amortization of acquired intangibles(1)	37,617	21,571	21,412
Other depreciation and amortization(2)	22,542	14,010	6,793
Stock-based compensation(3)	489,474	—	—
Transaction expenses	12,886	672	1,005
Litigation and related costs(4)	4,395	2,295	516
Change in fair value of derivative warrant liabilities	11,412	—	—
(Gain) loss on fair value remeasurement of contingent consideration	19,405	(271)	—
Other(5)	4,942	(106)	2,799

Adjusted EBITDA	$1,550	$17,510	$(6,208)

(1)	Includes amortization of intangible assets generated through business acquisitions, inclusive of amortization for data rights, marketing products, and acquired technology.
(2)

Includes depreciation of Genius’ property and equipment, amortization of contract cost, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)	Includes restricted shares and stock options granted to employees and directors and equity-classified non-employee awards issued to suppliers.
(4)	Includes mainly legal and related costs in connection with non-routine litigation matters including Sportradar litigation and BetConstruct litigation.
(5)

Includes gain/losses on disposal of assets, gain/losses on foreign currency and expenses incurred related to earn-out payments on historical acquisitions. For the year ended December 31, 2021 an allowance for doubtful accounts of $0.7 million is included for Russian sportsbook customers as a result of events in Ukraine.

On a constant currency basis, Adjusted EBITDA would have been $18.7 million and ($6.7) million for the year ended December 31, 2020 and 2019, respectively.

Constant Currency

Certain income statement items in this Report on Form 20-F are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD, as such effects have not been material to date.

A. Operating Results

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Year Ended		Variance
	December 31, 2021	December 31, 2020	In dollars	In %
	(dollars, in thousands)
Revenue	$262,735	$149,739	$112,996	75%
Cost of revenue(1)	476,168	114,066	362,102	317%

Gross (loss) profit	(213,433)	35,673	(249,106)	(698%)

Operating expenses:
Sales and marketing(1)	27,292	13,176	14,116	107%
Research and development(1)	26,513	11,240	15,273	136%
General and administrative(1)	293,168	31,623	261,545	827%
Transaction expenses	12,886	672	12,214	1,818%

Total operating expense	359,859	56,711	303,148	535%

Loss from operations	(573,292)	(21,038)	(552,254)	2,625%

Interest expense, net	(3,331)	(7,874)	4,543	(58%)
Loss on disposal of assets	(46)	(8)	(38)	475%
Gain (loss) on fair value remeasurement of contingent consideration	(19,405)	271	(19,676)	(7,261%)
Change in fair value of derivative warrant liabilities	(11,412)	—	(11,412)	—
Gain (loss) on foreign currency	3,032	114	2,918	2,560%

Total other income (expenses)	(31,162)	(7,497)	(23,665)	316%

Loss before income taxes	(604,454)	(28,535)	(575,919)	2,018%

Income tax benefit (expense)	11,701	(1,813)	13,514	(745%)

Net loss	$(592,753)	$(30,348)	$(562,405)	1,853%

(1)	Includes stock-based compensation as follows:

	Year Ended		Variance
	December 31, 2021	December 31, 2020	In dollars	In %
	(dollars, in thousands)
Cost of revenue	$243,512	$—	$243,512	—
Sales and marketing	3,546	—	3,546	—
Research and development	4,670	—	4,670	—
General and administrative	237,746	—	237,746	—

Total stock-based compensation	$489,474	$—	$489,474	—

Revenue

Revenue was $262.7 million for the year ended December 31, 2021 compared to $149.7 million for the year ended December 31, 2020. Revenue increased $113.0 million, or 75%. On a constant currency basis, revenue would have increased $102.5 million, or 64% in the year ended December 31, 2021.

Betting Technology, Content and Services revenue increased $66.6 million, or 60%, to $177.2 million for the year ended December 31, 2021 from $110.6 million for the year ended December 31, 2020. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $23.3 million to the increase, while another $25.8 million was attributable to new customer acquisitions, while a further $17.4 million was driven by increased customer utilization of Genius’ available event content. Events under official sports data and streaming rights increased to 201,216 as of December 31, 2021 from 162,078 as of December 31, 2020. In the second and third quarter of 2020 we provided approximately $5.9 million in one-time customer discounts due to the impact of COVID-19.

Media Technology, Content and Services revenue increased $25.3 million, or 110%, to $48.3 million for the year ended December 31, 2021 from $23.1 million for the year ended December 31, 2020, primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services, and the inclusion of revenues from recent acquisitions.

Sports Technology and Services revenue increased $21.2 million, or 132%, to $37.2 million for the year ended December 31, 2021 from $16.1 million for the year ended December 31, 2020. This was driven by the inclusion of revenues derived from acquisitions, being Sportzcast (acquired in December 2020), and Second Spectrum (acquired in June 2021). In addition, there was also growth driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $14.0 million in the year ended December 31, 2021 compared to $10.4 million in the year ended December 31, 2020.

Cost of revenue

Cost of revenue was $476.2 million for the year ended December 31, 2021, compared to $114.1 million for the year ended December 31, 2020. The $362.1 million increase in cost of revenue includes $243.2 million non-employee stock-based compensation and $0.3 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the non-employee stock-based compensation and the stock-based compensation in relation to equity awards issued to management, the increase would have been $118.6 million, which is primarily driven by increased data rights and media direct costs and increased amortization of capitalized software development costs.

Data and streaming rights costs were $97.9 million for the year ended December 31, 2021, compared to $41.9 million for the year ended December 31, 2020. The $55.9 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $24.4 million for the year ended December 31, 2021, compared to $12.9 million for the year ended December 31, 2020. The $11.5 million increase is driven primarily by programmatic advertising revenues in the Americas and Europe.

Amortization of capitalized software development costs was $17.9 million for the year ended December 31, 2021, compared to $11.2 million for the year ended December 31, 2020. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $38.7 million for the year ended December 31, 2021, compared to $20.2 million for the year ended December 31, 2020. This increase is driven primarily by amortization of acquired intangibles, arising from acquisitions completed in 2021.

Sales and marketing

Sales and marketing expenses were $27.3 million for the year ended December 31, 2021, compared to $13.2 million for the year ended December 31, 2020. The $14.1 million increase includes $3.5 million stock-

based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $10.6 million, which is primarily driven by higher staff costs due to recent acquisitions completed in 2021, investment in Genius teams in the United States of America to drive growth in that country. Staff costs were lower in the prior year in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and implemented a hiring freeze.

Research and development

Research and development expenses were $26.5 million for the year ended December 31, 2021, compared to $11.2 million for the year ended December 31, 2020. The $15.3 million increase includes $4.7 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $10.6 million, which was primarily due to higher staff costs due to recent acquisitions completed in 2021 and investment in the underlying Genius platform and teams to drive future growth. Staff costs were lower in the prior year in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and implemented hiring freeze.

General and administrative

General and administrative expenses were $293.2 million for the year ended December 31, 2021, compared to $31.6 million for the year ended December 31, 2020. The $261.5 million increase includes $237.7 million stock-based compensation in relation to equity awards issued to management. Excluding the impact of the stock-based compensation in relation to equity awards issued to management, the increase would have been $23.8 million, which was driven by increased costs associated with ongoing business activities and efforts involved to operate as a public company, and higher staff costs associated with acquisitions completed in 2021. Staff costs were lower in the prior year in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and implemented a hiring freeze.

Transaction expenses

Transaction expenses were $12.9 million for the year ended December 31, 2021, primarily due to costs related to acquisitions in the year.

Interest expense, net

Interest expense, net was $3.3 million for the year ended December 31, 2021, compared to $7.9 million for the year ended December 31, 2020. The $4.5 million decrease is primarily due to the settlement in full of the Investor Loan Notes and the Related Party Loan upon consummation of the Merger in April 2021.

Gain (loss) on fair value remeasurement of contingent consideration

Genius recorded a loss on fair value remeasurement of contingent consideration of $19.4 million for the year ended December 31, 2021, compared to a gain of $0.3 million for the year ended December 31, 2020. The loss in the year ended December 31, 2021 was predominately due to an increase in consideration to the former shareholders of Second Spectrum at the end of December 31, 2021.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was $11.4 million for the year ended December 31, 2021, due to revaluation of the public and private place warrants assumed as part of the Merger.

Foreign currency gain (loss)

Genius recorded a foreign currency gain of $3.0 million for the year ended December 31, 2021 and a gain of $0.1 million for the year ended December 31, 2020. The gain in the year ended December 31, 2021 was mainly due to the depreciation of the GBP against local currencies during that period, in particular the USD.

Income tax benefit (expense)

Income tax benefit was $11.7 million for the year ended December 31, 2021 and income tax expense was $1.8 million for the year ended December 31, 2020. The change in income tax expense to income tax benefit from the year ended December 31, 2020 to the year ended December 31, 2021 was primarily driven by the changes in recorded valuation allowance against U.K. deferred tax assets that cannot be realized, driven by the increase in taxable temporary differences that would support the realization of additional operating losses.

Net loss

Net loss was $592.8 million for the year ended December 31, 2021 and $30.3 million for the year ended December 31, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Year Ended		Variance
	December 31, 2020	December 31, 2019	In dollars	In %
	(dollars, in thousands)
Revenue	$149,739	$114,620	$35,119	31%
Cost of revenue	114,066	89,311	24,755	28%

Gross profit	35,673	25,309	10,364	41%

Operating expenses:
Sales and marketing	13,176	17,711	(4,535)	(26%)
Research and development	11,240	13,290	(2,050)	(15%)
General and administrative	31,623	29,492	2,131	7%
Transaction expenses	672	1,005	(333)	(33%)

Total operating expense	56,711	61,498	(4,787)	(8%)

Loss from operations	(21,038)	(36,189)	15,151	(42%)

Interest income (expense), net	(7,874)	(6,840)	(1,034)	15%
Gain (loss) on disposal of assets	(8)	(7)	(1)	14%
Gain on fair value remeasurement of contingent consideration	271	—	271	nm
Gain (loss) on foreign currency	114	(2,537)	2,651	(104%)

Total other income (expenses)	(7,497)	(9,384)	1,887	(20%)

Loss before income taxes	(28,535)	(45,573)	17,038	(37%)

Income tax benefit (expense)	(1,813)	5,366	(7,179)	(134%)

Net loss	$(30,348)	$(40,207)	$9,859	(25%)

nm = not meaningful

Revenue

Revenue was $149.7 million for the year ended December 31, 2020 compared to $114.6 million for the year ended December 31, 2019. Revenue increased $35.1 million, or 31%. On a constant currency basis, revenue would have increased $34.5 million, or 30%, in the year ended December 31, 2020.

Betting Technology, Content and Services revenue increased $22.2 million, or 25%, to $110.6 million for the year ended December 31, 2020 from $88.4 million for the year ended December 31, 2019. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings contributed $16.9 million to the increase, while another $6.1 million was attributable to new customer acquisitions, while a further $5.3 million was driven by increased customer utilization of Genius’ available event content. Events under official sports data and streaming rights increased to 162,078 as of December 31, 2020 from 142,083 as of December 31, 2019. These positive impacts were partially offset by $6.1 million in one-time customer discounts due to the impact of COVID-19, which adversely impacted revenue in the second and third quarters of 2020.

Media Technology, Content and Services revenue increased $11.2 million, or 94% to $23.1 million for the year ended December 31, 2020 from $11.9 million for the year ended December 31, 2019, primarily driven by the acquisition of new customers in the Americas and Europe primarily for programmatic advertising services.

Sports Technology and Services revenue increased $1.7 million, or 12%, to $16.1 million for the year ended December 31, 2020 from $14.4 million for the year ended December 31, 2019, primarily driven by expanded services provided to existing sports league and federation customers across all tiers of sport. Revenue for contracts where Genius receives noncash consideration in the form of official sports data and streaming rights was $10.4 million in the year ended December 31, 2020 compared to $7.9 million in the year ended December 31, 2019.

Cost of revenue

Cost of revenue was $114.1 million for the year ended December 31, 2020, compared to $89.3 million for the year ended December 31, 2019. The $24.8 million increase in cost of revenue is primarily driven by increased data rights costs and increased amortization of capitalized software development costs.

Data rights costs were $41.9 million for the year ended December 31, 2020 and $23.8 million for the year ended December 31, 2019. This increase is driven primarily by the U.K. soccer data rights contract Genius entered into in May 2019.

Amortization of capitalized software development costs was $11.2 million for the year ended December 31, 2020 and $4.9 million for the year ended December 31, 2019. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs since the Apax Funds Investment.

Sales and marketing

Sales and marketing expenses were $13.2 million for the year ended December 31, 2020, compared to $17.7 million for the year ended December 31, 2019. The $4.5 million decrease is primarily due to decreased marketing and advertising events, sponsorships and decreased staff costs in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Research and development

Research and development expenses were $11.2 million for the year ended December 31, 2020, compared to $13.3 million for the year ended December 31, 2019. The $2.1 million decrease in 2020 is primarily due to decreased staff costs in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

General and administrative

General and administrative expenses were $31.6 million for the year ended December 31, 2020, compared to $29.5 million for the year ended December 31, 2019. The $2.1 million increase was mainly driven by costs incurred in the period related to implementation of a new ERP system, partially offset by decreased staff costs in the wake of the COVID-19 pandemic, where Genius shortened staff working weeks, and commenced a hiring freeze.

Transaction expenses

Transaction expenses were $0.7 million for the year ended December 31, 2020, compared to $1.0 million for the year ended December 31, 2019, primarily due to higher corporate development activity in the year ended December 31, 2019.

Interest expense, net

Interest expense, net was $7.9 million for the year ended December 31, 2020, compared to $6.8 million for the year ended December 31, 2019. The $1.1 million increase in the year ended December 31, 2020 was mainly driven by the additional issuance of Genius’ Investor Loan Notes in late 2019.

Foreign currency gain (loss)

Genius recorded a $0.1 million foreign currency gain for the year ended December 31, 2020 and a foreign currency loss of $2.5 million for the year ended December 31, 2019. The gain in the year ended December 31, 2020 was mainly due to the depreciation of the GBP against local currencies during that period.

Income tax (expense) benefit

Income tax expense was $1.8 million for the year ended December 31, 2020 and income tax benefit was $5.4 million for the year ended December 31, 2019. The change in income tax benefit to income tax expense from the year ended December 31, 2019 to the year ended December 31, 2020 was driven by the increase in recorded valuation allowance against U.K. deferred tax assets that cannot be realized.

Net loss

Net loss was $30.3 million for the year ended December 31, 2020 and $40.2 million for the year ended December 31, 2019.

B. Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had $0.1 million and $93.0 million in debt outstanding as of December 31, 2021 and December 31, 2020, respectively. Substantially all of this debt was held by its investors and management personnel (primarily Apax) in the form of unsecured Investor Loan Notes bearing interest at 10% annually and Related Party Loan bearing interest at 4% annually. Genius repaid the Investor Loan Notes and the Related Party Loan in full upon the consummation of the Merger.

In addition, Genius has a £150 thousand overdraft facility (the “Overdraft Facility”), which was undrawn at the date of this Report on Form 20-F.

Commitments

Refer to Note 18 of the notes to the consolidated financial statements included in Item 18 of this Annual Report on Form 20-F for disclosures regarding our commitments, including our contractual obligations.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Year Ended	Year Ended	Year Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	(dollars, in thousands)
Net cash provided by (used in) operating activities	$(63,308)	$17,073	$2,492
Net cash provided by (used in) investing activities	(132,319)	(22,656)	(24,623)
Net cash provided by (used in) financing activities	410,364	10,096	6,931

Operating activities

Net cash used in operating activities was $63.3 million in 2021, while net cash provided by operating activities was $17.1 million in 2020. In 2021, net cash used in operating activities primarily reflected the effect of business combinations ($22.4 million), changes in working capital ($17.9 million) and Genius’ net loss net of non-cash items of $23.0 million. In 2020, net cash provided by operating activities primarily reflected the change in working capital of $3.5 million and net income net of non-cash items of $13.6 million.

Net cash provided by operating activities was $17.1 million in 2020, while net cash provided by operating activities was $2.5 million in 2019. In 2020, net cash provided by operating activities primarily reflected the impact of Genius’ net income net of non-cash items of $13.6 million and changes in working capital of $3.5 million. In 2019, cash provided by operating activities reflected primarily by the change in working capital of $11.5 million, offset by net loss net of non-cash items of $9.0 million.

Investing activities

Net cash used in investing activities was $132.3 million and $22.7 million in 2021 and 2020, respectively. In 2021, investing cash flows primarily reflect the acquisition of Second Spectrum, Inc, Photospire Limited and Fan

Hub Media Holdings Pty Limited of $71.2 million, $24.6 million and $8.1 million respectively, combined with internally developed software costs of $26.9 million and purchases of property and equipment of $6.4 million, offset by the repayment of $4.7 million of executive loan notes. In 2020, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $17.3 million, the acquisition of Sportzcast, Inc. of $3.9 million and purchases of property and equipment of $1.5 million.

Net cash used in investing activities was $22.7 million and $24.6 million in 2020 and 2019, respectively, and was primarily driven by capital expenditures including internally developed software costs, IT equipment, and furniture and fixtures, and business acquisitions. In 2020, investing cash flows primarily reflect internally developed software costs and purchases of intangible assets of $17.3 million, the acquisition of Sportzcast, Inc. of $3.9 million and purchases of property and equipment of $1.5 million. In 2019, investing cash flows primarily reflect internally developed software costs of $20.8 million and purchases of property and equipment of $3.2 million.

Financing activities

Net cash provided by financing activities was $410.4 million and $10.1 million in 2021 and 2020, respectively. The increase was driven by $276.3 million cash acquired as part of the merger with dMY Technology Group, Inc. II, less dMY transaction costs of $24.8 million and Genius transaction costs of $20.2 million. Concurrent with the merger, the Company issued 33,000,000 ordinary shares providing $316.8 million proceeds, net of equity issuance costs, and paid $313.2 million to redeem certain preference shares and catch-up Class B shareholders, and $97.0 million to repay the investor loan notes in full including regular mortgage repayments. Following the Merger, the Company received $254.8 million, net of issuance costs after completing an additional public offering of 13,928,447 shares. The Company also received $17.6 million from the exercise of Public Warrants, with 1,531,591 shares issued. Cash provided by financing activities in 2020 was primarily driven by proceeds of $10.0 million from the Related Party Loan. See “Liquidity and Capital Resources — Debt” above for applicable interest rates and other relevant terms.

Net cash provided by financing activities was $10.1 million and $6.9 million in 2020 and 2019, respectively. Cash provided by financing activities in 2020 was primarily driven by proceeds of $10.0 million from the Related Party Loan. See “Liquidity and Capital Resources — Debt” above for applicable interest rates and other relevant terms. Cash provided by financing activities in 2019 was primarily driven by proceeds of $6.2 million from the issuance of common and preference stock to Apax Funds and other investors.

C. Research and Development, Patents and Licenses

For a detailed analysis of research and development, patents and licenses, see “Item 4.B. Business Overview” and discussions elsewhere in this “Item 5. Operating and Financial Review and Prospects.”

D. Trend Information

For trend information, see “Factors Affecting Comparability of Financial Information,” “Key Factors Affecting Genius’ Performance” and discussions elsewhere in this “Item 5. Operating and Financial Review and Prospects.”

E. Critical Accounting Policies and Estimates

Genius’ consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting policies are described in Note 1 — Description of Business and Summary of Significant Accounting Policies to Genius’ audited consolidated financial statements included elsewhere in this prospectus. Genius’ critical accounting policies are described below.

Revenue Recognition

Genius applies judgment in determining whether it is the principal or agent in providing products and services to customers. Genius generally controls all products and services before transfer to customers as Genius is primarily responsible to deliver products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under ASC 606, Revenue from Contracts with Customers (“ASC 606”) involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. Genius reviews and updates its contract-related estimates, and records adjustments as needed.

Genius determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs. For Sports Technology and Services, Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration by reference to the standalone selling price of the services promised to the customer.

For Betting Technology, Content and Services contracts with variable consideration associated with overages to the extent Genius’ estimate of the transaction price, including consideration of the constraint changes, Genius records a cumulative-effect adjustment to adjust revenue recognized to date. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

Internally Developed Software

Genius capitalizes software that is developed for internal use in accordance with the guidance in ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software (“ASC 350-40”). ASC 350-40 requires that costs related to preliminary project activities and post implementation activities are expensed as incurred. Judgment is required in determining when development costs can be capitalized. Qualifying costs incurred to develop software for internal use are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years and the related amortization expense is classified as cost of revenue in the consolidated statements of operations. Genius evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Business Combinations

Genius accounts for acquisitions in accordance with ASC 805, Business Combinations (“ASC 805”). Genius allocates the fair value of consideration transferred to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Genius to make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired data rights, acquired technology, customer contracts and tradenames, useful lives, and discount rates.

Genius’ estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates. Allocation of consideration transferred to identifiable assets and liabilities affects Genius’ amortization expense, as acquired finite-lived intangible assets are amortized over their useful lives, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, Genius may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the cost of stock-based awards including restricted shares and stock options granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis. The Company elects to recognize the effect of forfeitures in the period they occur.

Warrants

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. See Note 11 – Derivative Warrant Liabilities below for further discussion of the Warrants.

Income Tax

Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that deferred tax assets would be realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognized income tax positions are measured at the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included in the deferred tax liability line in the consolidated balance sheets.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 — Description of Business and Summary of Significant Accounting Policies, to Genius’ audited consolidated financial statements included elsewhere in this report on Form 20-F.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following are the directors of the board and executive officers of Genius (as of the date of this filing):

Name	Age	Position
Mark Locke	42	Director and Chief Executive Officer
David Levy	59	Chair
Albert Costa Centena	37	Director
Gabriele Cipparrone	46	Director
Kimberly Bradley	53	Director
Niccolo de Masi	41	Director
Harry L. You	62	Director
Daniel Burns	51	Director
Roxana Mirica	36	Director
Nicholas Taylor	47	Chief Financial Officer
Steven Burton	50	Chief Operating Officer
Jack Davison	45	Chief Commercial Officer
Campbell Stephenson	46	Chief Information Officer
Tom Russell	42	Chief Legal Officer

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke is a member of Genius’s Board of Directors since the completion of the business combination, and a member of the Board of Directors of Genius Sports Group Limited since July 2015.. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’s board of directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

David Levy has served as the Chair of Genius’s board of directors since the Closing. Since January 2020, Mr. Levy has been serving as Chief Executive Officer of Back Nine Ventures LLC, an investment and investment advisory firm. Mr. Levy has also joined, as a Senior Advisor in 2021, with two companies: Raine, a merchant bank advisory company, and Arctos Partners, a new fund, focused on passive investment in professional sports teams. Since May 2015, Mr. Levy has been serving as a director of Audacy, Inc. (f/k/a Entercom Communications Corp.). From 2013 through March 2019, Mr. Levy served as President of Turner Broadcasting System, Inc. where he oversaw all creative and business activity of the Turner signature entertainment networks TBS, TNT, Turner Classic Movies, truTV, Cartoon Network, Boomerang and Adult Swim, and their digital brand extensions, as well as Turner Sports. Mr. Levy had previously served as President, Sales, Distribution and Sports for Turner since 2003. Mr. Levy has a B.S. from Syracuse University — Martin J. Whitman School of Management. Mr. Levy’s qualifications to serve on our board of directors include his extensive leadership experience and track record in the global sports and media industries.

Kimberly Bradley is a member of Genius’s board of directors. Ms. Bradley was appointed to the Board of Directors in July 2021. Ms. Bradley previously served as Chief Financial Officer of the National Football League and Chief Operating Officer of the NFL Network, from 2003-2006 and 2006-2012 (respectively). Most recently, Ms. Bradley served as Executive Vice President & Chief Financial Officer of Warner Bros. Entertainment from 2015-2020. Ms. Bradley holds a B.A. in Japanese/Asian Studies from Connecticut College and a MBA in Finance from Thunderbird School of Global Management. Ms. Bradley’s qualifications to serve on our board of directors include her extensive career in executive leadership positions in both the sports and media sectors, her financial acumen and corporate expertise.

Daniel Burns is a member of Genius’s board of directors and has served as a member of the Board of Directors of Genius Sports Group Limited since 2015. Since 2011, Mr. Burns has served as the Founder and

Managing Partner of Oakvale Capital, a corporate finance boutique specializing in the gambling and gaming industries. Mr. Burns is also the owner of Carbon Group Limited, which he founded in 2006. Mr. Burns has an M.A. in Law from the University of Cambridge. Mr. Burns’ qualifications to serve on Genius’s board of directors include his significant experience in the gambling and gaming industries and his prior experience as a member of the Board of Directors of Genius Sports Group limited.

Albert Costa Centena is a member of Genius’s board of directors and has served as a member of the Board of Directors of Genius Sports Group Limited since July 2018. Mr. Costa Centena is a Principal at Apax Partners LLP, which he joined in 2010, and where he works in the Tech & Telecommunications sector. Mr. Costa Centena started his career in the investment banking division of Morgan Stanley in the Energy & Utilities and the Media & Telecom teams and then worked at The Blackstone Group in private equity. Mr. Costa Centena’s prior deal experience includes Genius Sports Group, Baltic Classifieds Group, idealista, Neuraxpharm and Takko Fashion. Mr. Costa Centena received his M.B.A. from the Wharton Business School and his B.B.A. in finance from ESADE Business School. Mr. Costa Centena’s qualifications to serve on Genius’s board of directors include his extensive and varied deal experience in the technology sector and his prior experience as a member of the Board of Directors of Genius Sports Group Limited.

Gabriele Cipparrone is a member of Genius’s board of directors and has served as a member of the Board of Directors of Genius Sports Group Limited since July 2018. Mr. Cipparrone is a Partner at Apax Partners LLP, which he joined in 2003, and where he works in the Tech & Telecommunications sector. Prior to joining Apax Partners, Mr. Cipparrone was a consultant with McKinsey & Company where he specialized in advising clients in the telecom and utility sectors. Mr. Cipparrone has participated in a number of key deals including Genius Sports Group, MatchesFashion, Engineering, Orange Switzerland, Weather Investments, TDC, Sisal and Farmafactoring. Mr. Cipparrone received his M.B.A. from Harvard Business School, a post-graduate degree in Engineering from Ecole Centrale Paris and an undergraduate degree in Mechanical Engineering from Politecnico di Torino. Mr. Cipparrone’s qualifications to serve on Genius’s board of directors include his significant transactional experience in the tech sector and his prior experience as a member of the Board of Directors of Genius Sports Group Limited.

Roxana Mirica is as a member of Genius’s board of directors. Ms. Mirica is a Partner and head of Capital Markets in Europe of Apax, having joined the firm in 2017. She is responsible for leading acquisition financing and ongoing debt and equity capital markets transactions for Apax’s portfolio companies. Prior to joining Apax, Ms. Mirica was employed by Barclays plc for nine years, most recently as Director in Leveraged Finance. Ms. Mirica holds a Bachelor of Arts in Economics and Chemistry, cum laude, from Dartmouth College. Ms. Mirica’s qualifications to serve on Genius’s board of directors include her significant transactional experience in the financing sector and her track record of success in financing transactions.

Niccolo de Masi is as a member of Genius’s board of directors. Mr. de Masi has been dMY’s Chief Executive Officer and a director since June 2020. Mr. de Masi is also the chief executive officer and director of dMY Technology Group, Inc. and dMY Technology Group, Inc. III. Mr. de Masi has been a member of the board of directors of Glu since January 2010, and has served as chair since December 2014, as interim chair from July 2014 to December 2014 and as president and chief executive officer from January 2010 to November 2016. Mr. de Masi has been the chief innovation officer at Resideo Technologies, Inc. since February 2019, a member of its board of directors since October 2018, and was president of products and solutions from February 2019 until January 2020. Mr. de Masi served as the president of Essential from November 2016 to October 2018. Mr. de Masi served on the board of directors of Xura and its audit committee from November 2015 until August 2016. From 2008 to 2009, Mr. de Masi led Hands-On Mobile as its chief executive officer. From 2004 to 2007, Mr. de Masi was the chief executive officer of Monstermob. Mr. de Masi serves on the Leadership Council of the UCLA Grand Challenges. Mr. de Masi received his B.A. and Msci. Degrees in physics from Cambridge University. Mr. de Masi’s qualifications to serve on our board of directors include his extensive leadership experience in the mobile app space, his track record in our target industry and his network of contacts in the technology sector.

Harry L. You is as a member of Genius’s board of directors. Mr. You has been dMY’s chair since June 2020. Mr. You is also the chair of dMY Technology Group, Inc. and dMY Technology Group, Inc. III. Mr. You served as the executive vice president of EMC in the office of the chair from 2008 to 2016. From 2008 to 2016, Mr. You served as the executive vice president of EMC in the office of the chair. In September 2016, Mr. You founded GTY, in which Mr. You served as its president, chief financial officer and director until February 2019 when GTY consummated its initial business combination, served as its president from February 2019 to May 2019 and as its chief financial officer from February 2019 through August 2019, and has served as its vice chair since May 2019. Mr. You also served as GTY’s president from May 7, 2019 to May 20, 2019. Mr. You served as a director of Korn/Ferry International from 2004 to October 2016 and has been a trustee of the U.S. Olympic Committee Foundation since August 2016. Mr. You was chief executive officer of BearingPoint from 2005 to 2007. Mr. You also served as BearingPoint’s interim chief financial officer from 2005 to 2006. From 2004 to 2005, Mr. You served as executive vice president and chief financial officer of Oracle, and was also a member of the board of directors of Oracle Japan. From 2001 to 2004, Mr. You served as chief financial officer of Accenture. Mr. You also previously spent fourteen years on Wall Street, including serving as a managing director in the Investment Banking Division of Morgan Stanley, where he headed the Computer and Business Services Group. Mr. You has served as a member of the board of directors of Broadcom Inc. since January 2019. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College. Mr. You’s qualifications to serve on our board of directors include his extensive and varied deal experience throughout his career, including his experience structuring Dell’s acquisition of EMC as EMC’s executive vice president, his network of contacts in the technology sector, and his prior special purpose acquisition company experience with GTY.

Steven Burton has served as the Chief Operating Officer of Genius Sports Group since April 2020 and prior thereto served in various other roles since August 2016, including as Managing Director from February 2017 to April 2020 and Director, Integrity, Governance & Sports Partnerships from August 2016 to February 2017. Prior to joining Genius Sports Group, Mr. Burton served as a Partner and Head of Sports Data, Betting & Integrity at Couchmans LLP from September 2009 to August 2016. Mr. Burton started his career as a solicitor in the Sports Group at Hammonds, Suddards Edge (now Squire, Sanders & Dempsey) and joined the Sports Division at Addleshaw Goddard LLP as a Legal Director in 2004. Mr. Burton is a qualified solicitor in England and Wales.

Jack Davison has served as the Chief Commercial Officer of Genius Sports Group since July 2017. Prior to joining Genius Sports Group, Mr. Davison served in roles as Managing Director and Chief Commercial Officer of BetGenius since July 2012, which is now a Genius Sports Group company. Prior to joining BetGenius, Mr. Davison served as Commercial Director of Press Association (now PA Media) and specialized in the Sports, Content Licensing and eGaming industry.

Tom Russell has served as the Chief Legal Officer of Genius Sports Group since April 2020 and prior thereto served as the General Counsel since 2014. Prior to joining Genius Sports Group, Mr. Russell served as a Senior Associate at DLA Piper, practicing in their Media, Sports, Gaming and Entertainment practice. Mr. Russell began his career in 2004 as an associate in Berwin Leighton Paisner’s London office (now Bryan Cave Leighton Paisner LLP). Mr. Russell received a LL.B., in Law from The London School of Economics and Political Science and LPC from BPP Law School. Mr. Russell is a qualified solicitor in England and Wales.

Campbell Stephenson has served as the Chief Information Officer of Genius Sports Group since January 2020 and prior thereto served in various other roles, including as Group Chief Technology Officer from August 2017 to December 2019 and Chief Technology Officer, Genius Sports Services from May 2016 to July 2017. Prior to joining Genius Sports Group, Mr. Stephenson served in roles as the DeBTvelopment Director, Development Manager and Senior Developer at BetGenius, which he joined in December 2009 and which is now a Genius Sports Group company. Mr. Stephenson started his career as a consultant in the software and development industry.

Nicholas Taylor has served as Chief Financial Officer of Genius since December 2020 and has been the Chief Financial Officer of Genius Sports Group since October 2019. Prior to joining Genius Sports Group,

Mr. Taylor served as the Chief Financial Officer of Wagamama from June 2017 to September 2019 and Director of Operational Finance at Travelodge Hotels Limited from May 2014 to May 2017. Prior thereto, Mr. Taylor also served as Senior Vice President, Finance at Millennium & Copthorne Hotels and Finance Director at Monitise. Mr. Taylor started his financial career at KPMG LLP where he spent fourteen years. Mr. Taylor received his B.A. in Ancient History from the University of Bristol.

B. Compensation

Executive Officer and Director Compensation

Compensation of Genius’s Executive Officers

The amount of compensation paid, and benefits in kind granted, to Genius’s executive officers for the year ended December 31, 2021 is described in the table below. Genius historically operated on a fiscal year ended December 31 basis, and as such, we are providing disclosure for Genius’ last full financial year (i.e., the year ended December 31, 2021). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Genius’s home country and is not otherwise publicly disclosed by Genius.

(U.S. dollars in thousands)(1)	All executive officers
Base compensation(2)	$2,225,160
Bonuses(3)	$1,616,752
Additional benefit payments(4)	$24,211
Total cash compensation	$3,866,123

(1)	Amounts payable in pound sterling have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.37595925.
(2)	Base compensation represents the actual salary amounts paid to executive officers in 2021.
(3)

With respect to the bonuses referenced above, Genius may, on occasion and if appropriate, make discretionary annual awards to members of its senior management team or other staff who have displayed exceptional performance or otherwise gone above and beyond in their efforts on behalf of Genius during the prior year. Bonuses are payable solely at the discretion of Genius’s Chief Executive Officer (other than those relating to the Chief Executive Officer) and in any case overseen by the Compensation Committee of the Board, and are typically awarded in tandem with Genius’s annual pay review process. The bonus payments referenced in the table above reflect annual bonus awards earned in respect of 2021 performance and will be paid in early 2022, subject to satisfaction of relevant terms and conditions.

(4)	Additional benefits include employer pension contributions and provision of private medical insurance cover.

Genius maintains defined contribution pension arrangements, whereby the employer and participating employees pay into a third-party pension scheme via monthly payroll. Accordingly, Genius has not set aside or accrued any amounts to provide pension, retirement or similar benefits for this group, and the amount of Genius’ employer pension contributions for 2021 are set forth in the table above.

Compensation of Genius’s Directors

The amount of compensation paid, and benefits in kind granted, to Genius’s Directors for the year ended December 31, 2021 was $910,000, comprised of $130,000 cash based compensation and $780,000 share based compensation.

In addition, pursuant to a consulting agreement between Carbon Group Limited, of which Mr. Daniel Burns is the founder, and Genius, Mr. Burns received retainer fees of $247,673, plus VAT, for his services rendered during the fiscal year ended December 31, 2021. The retainer fees were paid in pound sterling and have been converted into U.S. dollars using the calendar year 2021 annual exchange rate of £1.00 to USD$1.3760.

Existing Share Incentive Arrangements

The share ownership of our executive officers as of December 31, 2021 is reflected in the table below.

Executive	Unrestricted Ordinary Shares	Restricted Ordinary Shares	Total Ordinary Shares	% of Total Outstanding Shares
Mark Locke (CEO)	16,368,395	5,192,079	21,560,474	10.6%
Nick Taylor (CFO)	712,856	888,185	1,601,041	*
Steven Burton (COO)	995,439	429,745	1,425,184	*
Jack Davison (CCO)	1,104,233	429,745	1,533,978	*
Campbell Stephenson (CIO)	1,485,412	429,745	1,915,157	*
Tom Russell (CLO)	536,397	255,146	791,543	*

*	less than 1%

Executive Officer and Director Compensation

Genius’s compensation committee is responsible for making all determinations with respect to our executive compensation programs and the compensation of our officers and executive officers. The compensation committee has the authority to retain, compensate and disengage an independent compensation consultant and any other advisors necessary to assist in its evaluation of executive compensation and employee equity plans, and has made such appointments during the 2021 year. The compensation committee will continue to work with such advisors to regularly evaluate the compensation of our Chief Executive Officer, officers and executive officers and our non-management directors, and periodically review the implementation of our compensation philosophy and programs as a public company as set out in Genius’s governing documents. None of Genius’s executive officers will serve as a member of the compensation committee or otherwise be directly responsible for the compensation committee’s decisions, but Genius’s Chief Executive Officer, Chief People Officer, Chief of Staff, Chief Legal Officer, and Chief Compliance Officer are involved with compensation decisions and provide insight and recommendations to the compensation committee regarding compensation for officers and executive officers other than themselves.

Equity Compensation—Restricted Shares

Most members of Genius’s management team hold Restricted Shares, which are subject to vesting terms and provisions that apply if the relevant member of the Genius management team ceases to be employed or engaged by TopCo or any of its subsidiary undertakings (“ Leavers”) that are substantially equivalent to those set out in the Management Investment Deed and Topco’s Articles of Incorporation (subject, in the case of the Leaver provisions, to previous amendments to the provisions set out in the Management Investment Deed that were necessary to accommodate Genius’s status as a public company listed on the New York Stock Exchange), Vesting, Leaver provisions and other terms and conditions applicable to the Restricted Shares are set forth in the Genius Sports Limited 2021 Restricted Share Plan and Restricted Share Agreements under the Genius Sports Limited 2021 Restricted Share Plan (collectively, the “Restricted Share Terms”).

All Restricted Shares are subject to time vesting conditions (provided that the specific time vesting schedule applicable to a Restricted Share varies) and certain of them are also subject to performance vesting conditions (measured after the effective time of the Business Combination based on the volume weighted average trading price performance of Genius ordinary shares, over a period of up to four years).

Until such time as the Restricted Shares vest in accordance with the Restricted Share Terms, they will be subject to restrictions on transfer preventing their holders from trading or otherwise dealing with them (save as required by operation of the Leaver provisions). Any Restricted Shares that vest in accordance with the Restricted Share Terms shall become unrestricted Genius ordinary shares. The Restricted Share Terms will provide that some or all of the unvested Restricted Shares shall automatically vest upon a specifically defined qualifying change of control of Genius in a transaction providing for consideration in the form of cash or certain marketable, freely-tradeable shares.

Save for any Restricted Shares transferred to new or existing managers that are employed or engaged by Genius and/or its direct and/or indirect subsidiaries pursuant to the Leaver provisions in the Restricted Share Terms, additional Restricted Shares are not currently proposed to be issued pursuant to the Restricted Share Terms.

Equity Compensation—Options

Genius previously established an employee benefit trust in England for the purpose of holding the legal interest of certain Genius ordinary shares on behalf of certain employees and contractors of Topco and its direct and indirect subsidiaries from time to time (collectively, the “Beneficiaries”) under the Genius Sports Limited 2021 Option Plan (the “ Genius Option Plan”).

Under the Genius Option Plan, such specified Beneficiaries may be granted options to purchase Genius ordinary shares (the “Options”), and the Genius Option Plan and the individualized grant notices and agreements issued thereunder set out (among other things) the number of Genius ordinary shares subject to the relevant Option and the vesting terms that must be satisfied before such Options may be exercised in whole or in part. The Options are subject to substantially equivalent vesting and Leaver terms and conditions as are applicable to the Restricted Shares under the Restricted Share Terms.

Options are intended to be subject to restrictions on transfer set out in the Genius Option Plan preventing their holders from trading or otherwise dealing with them; however, once an Option is exercised, the Genius ordinary shares issued to the applicable Beneficiary pursuant to such exercise would be free from such restrictions.

Save for any Resulting Genius Shares that become allocable to Beneficiaries pursuant to the Leaver provisions in the Genius Option Plan, additional options to purchase Genius ordinary shares are not currently proposed to be granted pursuant to the Genius Option Plan. Options granted to the Beneficiaries prior to Closing, which collectively shall cover all of the Genius ordinary shares, will not be granted to any of Genius’s executive officers.

C. Board Practices

The Genius Board is divided into three staggered classes of directors. At each annual meeting of its shareholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors are Harry L. You, Daniel Burns and Kimberly Bradley;

•	the Class II directors are Niccolo de Masi, Albert Costa Centena and David Levy; and

•	the Class III directors are Gabrielle Cipparrone, Mark Locke and Roxana Mirica.

Genius expects to add an additional member to the board following the Closing. The initial term of the Class I directors shall expire immediately following Genius’s 2022 annual general meeting of shareholders at which directors are elected. The initial term of the Class II directors shall expire immediately following Genius’s 2023 annual general meeting of shareholders at which directors are elected. The initial term of the Class III directors shall expire immediately following Genius’s 2024 annual general meeting of shareholders at which directors are elected.

Audit Committee

Genius has established an audit committee of the board of directors, comprised of Harry L. You, Albert Costa Centena and Kimberly Bradley, all of whom have been determined by the Genius Board to qualify as an “audit committee financial expert” as defined by applicable SEC rules and has accounting or related financial management expertise. Harry L. You is the chair of the audit committee. Each member of the audit committee meets the financial literacy requirements of the NYSE. The Genius Board has determined that Mr. You and Ms. Bradley are independent. Under the NYSE phase-in rules for new public companies, Genius is required to have a fully independent audit committee within one year of the effective date of its registration statement in relation to the Business Combination. Mr. Costa is not considered bright line independent under the NYSE rules and, as such, Genius plans to replace Mr. Costa with an independent director before the phase-in period expires.

The Genius Board adopted, effective upon completion of the Business Combination, an audit committee charter, which details the principal functions of the audit committee, including:

•	meeting with Genius’s independent registered public accounting firm regarding, among other issues, audits, and adequacy of Genius’s accounting and control systems;

•	monitoring the independence of Genius’s independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management Genius’s compliance with applicable laws and regulations;

•

pre-approving all audit services and permitted non-audit services to be performed by Genius’s independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing Genius’s independent registered public accounting firm;

•

determining the compensation and oversight of the work of Genius’s independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by Genius regarding accounting, internal accounting controls or reports which raise material issues regarding Genius’s financial statements or accounting policies;

•

reviewing and approving all payments made to Genius’s existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of Genius’s audit committee will be reviewed and approved by the Genius Board, with the interested director or directors abstaining from such review and approval;

•	Reviewing and approving or ratifying any conflicts of interest, related party transactions and waivers in accordance with Genius’s related party transaction policy;

•	Overseeing the Companies’ risks including significant conflicts of interest and risk mitigation strategies.

Nominating and Corporate Governance Committee

Genius has established a nominating and corporate governance committee of the board of directors, comprised of Gabriele Cipparrone, Daniel Burns and Harry L. You. Gabriele Cipparrone is the chair of the committee. The Genius Board has adopted, effective upon completion of the Business Combination, a nominating and corporate governance charter, which details the principal functions of the nominating and corporate governance committee. The nominating and corporate governance committee is be responsible for overseeing the selection of persons to be nominated to serve on the Genius Board and appointments of officers and executive officers. Mr. Cipparrone and Mr. You are independent under the applicable rules of the SEC and the NYSE.

The Nominating and Corporate Governance Committee is responsible for, among other things:

•	identifying, evaluating and selecting, or making recommendations to the Genius Board regarding, nominees for election to the board of directors and its committees;

•	evaluating the performance of the Genius Board and of individual directors;

•	ensuring appropriate succession plans are in place for key executive officers and the board and its committees;

•	considering, and making recommendations to the Genius Board regarding the composition of the board and its committees;

•	reviewing developments in corporate governance and ESG practices;

•	Setting the board of directors’ annual governance strategy;

•	evaluating the adequacy of the corporate governance practices and reporting; and

•	developing, and making recommendations to the Genius Board regarding, corporate governance guidelines and matters.

Guidelines for Selecting Director Nominees

The nominating and corporate governance committee consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in the nominating and corporate governance committee charter, generally provide that persons to be nominated should, at a minimum:

•	have demonstrated notable or significant achievements in business, education or public service;

•

possess the requisite intelligence, education and experience to make a significant contribution to the board of directors of Genius and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating and corporate governance committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating and corporate governance committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and characteristics, in consideration of the composition of the board to ensure its members to consist of a broad and diverse mix membership. The nominating and corporate governance committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Genius has established a compensation committee comprised of Kimberly Bradley, Niccolo de Masi, David Levy and Daniel Burns. Kimberly Bradley, David Levy and Niccolo de Masi are independent under the applicable rules of the SEC and the NYSE. Kimberly Bradley is the chair of the compensation committee.

The Genius Board has adopted, effective upon completion of the Business Combination, a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to Genius’s Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of its other officers and Executive Officers;

•	reviewing its executive compensation policies and plans;

•	implementing and administering its incentive compensation equity-based remuneration plans;

•	assisting management in complying with its annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for its executive officers and employees; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of Genius’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on Genius’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Genius Board.

Code of Business Conduct and Ethics

Genius has posted its Code of Conduct and Ethics and intends to post any amendments to or any waivers from a provision of its Code of Conduct and Ethics on its website, and also intends to disclose any amendments to or waivers of certain provisions of its Code of Conduct and Ethics in a manner consistent with the applicable rules or regulations of the SEC and the NYSE.

Shareholder Communication with the Board of Directors

Shareholders and interested parties may communicate with the Genius Board, any committee chairperson or the independent directors as a group by writing to the Genius Board or committee chairperson in care of Genius Sports Limited, 10 Bloomsbury Way, London, WC1A 2SL, England.

D. Employees

The Company currently has approximately 2,300 staff across 11 main locations and 6 continents, comprising over 1,800 employees and more than 500 contingent workers. We operate a network of over 2,500 data statisticians around the globe, as part of which we also manage an additional 4,500 statisticians employed by FIBA.

The Company’s success is highly dependent on human capital and a strong leadership team. We aim to attract, retain and develop staff with the skills, experience and potential necessary to implement our growth strategy. As part of this we emphasize development of a ready pipeline of ‘home-grown’ management talent, supplemented as necessary by external hires with appropriate experience and expertise.

Our culture is fair, ethical and performance-oriented. Our Nominating and Governance Committee has reviewed and approved the Company’s values and purpose statements, which are implemented through certain policies and procedures including our Code of Conduct and our ‘game plan’ which sets out the company vision and values that we expect all staff to uphold. This is underpinned by a business-wide Code of Business Conduct and Ethics and appropriate training programs. We regularly engage with staff on issues affecting the business through group-wide and location-specific ‘town hall’ sessions and other engagement platforms.

None of our employees are represented by a labor union (although in certain countries in which we operate, we are subject to, and comply with, local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements). We have not experienced any work stoppages, and we generally consider our relations with our employees to be good.

E. Share Ownership

Ownership of the Company’s shares by its directors and executive officers as of 31 December 2021 is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Genius Sports Limited as of 31 December 2021 by:

•	each beneficial owner of more than 5% of the outstanding Genius ordinary shares;

•	each executive officer or a director of Genius; and

•	all of Genius’ executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

Each Genius ordinary share will entitle the holder to one vote.

The beneficial ownership of Genius is based on 202,926,490 Genius ordinary shares issued and outstanding as of 31 December 2021, including 9,325,393 Restricted Shares issued pursuant to the terms and conditions of the Reorganization as set forth in the Business Combination Agreement. The expected beneficial ownership percentages set forth below do not take into account public warrants that are outstanding and may be exercisable.

Beneficial Owner	Number of Genius Shares	Approximate Percentage of Outstanding Shares
Directors and executive officers
Mark Locke(1)	21,560,474	10.6%
David Levy(1)	61,495	*
Albert Costa Centena(1)	—	—
Gabriele Cipparrone(1)	—	—
Roxana Mirica(1)	—	—
Niccolo de Masi(2)(3)	2,400,000	*
Harry L. You(2)(4)	2,400,000	*
Daniel Burns(1)(5)	88,844	*
Kimberly Bradley(1)	5,747	*
Nicholas Taylor(1)	1,601,041	*
Steven Burton(1)	1,425,184	*
Jack Davison(1)	1,533,978	*
Campbell Stephenson(1)	1,915,157	*
Tom Russell(1)	791,543	*
All directors and executive officers as a group (14 persons)	33,783,463	16.6%
Other 5% shareholders
Maven TopHoldings SARL(6)	60,212,336	29.7%
Funds and Accounts Managed by Caledonia(7)	18,444,075	9.1%
Alger Associates Inc.(8)	12,756,592	6.3%
NFL Enterprises, LLC(9)	11,250,000	5.3%

*	Less than 1.5%.
(1)	The business address of this shareholder is 9th Floor, 10 Bloomsbury Way, London, WC1A 2SL, United Kingdom.
(2)	The business address of this shareholder is 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144.
(3)

Isalea Investments LP is the record holder of the shares reported herein. Niccolo de Masi has the ultimate voting and dispositive power with respect to the shares, and accordingly, may be deemed the beneficial owner of such securities.

(4)

Includes 2,300,000 Genius ordinary shares directly held by RHY 2021 Irrevocable Trust. Harry L. You has the ultimate voting and dispositive power with respect to the shares, and accordingly, may be deemed the beneficial owner of such securities.

(5)

Includes 7,480 Genius ordinary shares directly held by Carbon Group Ltd. Daniel Burns has the ultimate voting and dispositive power with respect to the shares, and accordingly, may be deemed the beneficial owner of such securities.

(6)

Based solely on the Schedule 13G filed by Apax IX GP Co. Limited on February 14, 2022, (a) each of Maven TopHoldings SARL and Apax IX GP Co. Limited has the sole voting power and sole dispositive power with respect to 60,212,336 Genius ordinary shares, (b) Maven TopHoldings SARL is the record holder of the reported Genius ordinary shares, (c) Apax IX GP Co. Limited, through majority vote of its board, shares voting and dispositive power over the reported Genius ordinary shares held directly by Maven TopHoldings SARL and, accordingly, may be deemed the beneficial owner of such securities, (d) the foregoing statements shall not be construed as an admission that Apax IX GP Co. Limited or any individual member of the board of directors of Apax IX GP Co. Limited is the beneficial owner of any securities covered by such statements and (e) the address of the principal business office of the foregoing persons is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St Peter Port, Guernsey, GY5 7FS.
(7)

Based solely on the Schedule 13G filed by Caledonia (Private) Investments Pty Limited on February 15, 2022, (a) Caledonia (Private) Investments Pty Limited has the sole voting power and sole dispositive power with respect to 18,477,075 Genius ordinary shares and (b) the address of the principal business office of Caledonia (Private) Investments Pty Limited is Level 10, 131 Macquarie Street, Sydney, NSW, 2000, Australia.

(8)

Based solely on the Schedule 13G filed by Alger Associates, Inc., on February 14, 2022, (a) Alger Associates, Inc. has sole voting power and sole dispositive power with respect to 12,756,592 Genius ordinary shares, which are beneficially owned by one or more open-end investment companies or other managed accounts that are investment management clients of Fred Alger Management, LLC, a registered investment adviser, which is a 100% owned subsidiary of Alger Group Holdings, LLC, a holding company, which is a 100% owned subsidiary of Alger Associates, Inc., a holding company and (b) the principal business office of Alger Associates, Inc. is 100 Pearl Street, 27th Floor, New York, NY 10004.

(9)

NFL Enterprises, LLC (“NFL Enterprises”) currently holds 11,250,000 vested NFL Warrants of the Company that are exercisable within sixty (60) days of December 31, 2021. Each NFL Warrant entitles NFL Enterprises to purchase from the Company one ordinary share of the Company. Until such time as such NFL Warrants are exercised, NFL Enterprises has no economic equity interests in the Company. NFL Enterprises, an entity affiliated with the National Football League, is a subsidiary of NFL Ventures, L.P., the partners of whom are the 32 professional football member clubs of the National Football League. The business address of NFL Enterprises and NFL Ventures, L.P. is 345 Park Avenue, New York, NY 10154.

Holders

As of 31 December, 2021, we had approximately 204 shareholders of record of our ordinary shares and 1 shareholder of record of our B Shares. We estimate that as of 31 December, 2021, approximately 50% of our outstanding ordinary shares are held by 73 U.S. record holders and 100% of our B Shares are held by 1 U.S. record holder. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Significant Changes in Ownership by Major Shareholders

We have experienced significant changes in the percentage ownership held by major shareholders as a result of the Business Combination. Prior to the Business Combination, our principal shareholder was Maven TopHoldings SARL, which held ordinary shares representing 100% of our outstanding ordinary shares prior to the Business Combination. Also, on April 26, 2021, pursuant to the License Agreement, NFL Enterprises was issued 18,500,000 NFL Warrants, of which 11,250,000 were vested immediately upon issuance and the balance will vest over the License Agreement’s remaining term or upon certain limited specified events and on customary terms. Each NFL Warrant entitles NFL Enterprises to purchase one Genius ordinary share (each, a “NFL Warrant Share”) for an exercise price of $0.01 per share. Each NFL Warrant was issued along with, and was stapled to, one B Share representing an economic value equal to the $0.0001 par value per share, and entitling the holder thereof to vote with the holders of the ordinary shares of Genius on the basis of 1/10 of a vote per B share. Upon each purchase of a NFL Warrant Share pursuant to the exercise of a NFL Warrant, each B share attached to such NFL Warrant shall automatically be repurchased or, in the Company’s discretion, redeemed by the Company and cancelled at par value, in each case, in accordance with the Genius governing documents.

B. Related Party Transactions

Commitment Letter

Certain Apax Funds have provided Maven Debtco Limited, a Genius Sports Group company and indirect subsidiary of Genius following the Business Combination, with a commitment letter in support of a guarantee issued by Maven Debtco Limited to Barclays plc (“Barclays”) in connection with a letter of credit that Barclays provided to Football Dataco Limited for and on behalf of Genius Sports Group for an aggregate amount of up to £30,000,000 (the “Commitment Letter”), upon the occurrence of certain events. The Company and Apax Funds intend to refinance the Commitment Letter anytime in the one year following the Closing.

Locke Loan Agreement

On September 7, 2018, Mark Locke, the Chief Executive Officer of Genius Sports Group, entered into a Loan Agreement (the “Locke Loan”) with Maven Bidco Limited, a Genius Sports Group company and indirect subsidiary of Genius following the Business Combination, pursuant to which Mr. Locke borrowed an aggregate principal amount of £3,211,470 (approximately $4.1 million) from Maven Bidco Limited with interest at 2.5% per annum. All outstanding amounts under such loan agreement were repaid or otherwise discharged prior to or upon consummation of the Business Combination.

Loan Notes

On September 7, 2018, MidCo issued £43,549,144 (approximately $56.2 million) aggregate principal amount of unsecured investor loan notes with interest at 10% per annum (the “Investor Loan Notes”) pursuant to a loan note instrument dated the same (the “Investor Loan Note Instrument”). On the same date, Midco issued £4,010,334 (approximately $5.2 million) aggregate principal amount of unsecured manager loan notes with interest at 10% per annum (the “Manager Loan Notes” and together with the Investor Loan Notes, the “Loan Notes”) pursuant to a loan note instrument dated the same (the “Manager Loan Note Instrument”). During September 2019 and November 2019, supplemental deeds to the Investor Loan Note Instrument and the Manager Loan Note Instrument were entered into by MidCo, providing for the issuance of additional Investor Loan Notes with an aggregate principle amount of £985,044 and additional Manager Loan Notes with an aggregate principal amount of £106,590. The Investor Loan Notes and Manager Loan Notes were issued to certain indirect shareholders of MidCo, including certain investment funds affiliated with Apax Funds and certain directors and officers of TopCo, or such shareholders’ affiliates. As of March 31, 2021, there was $85 million outstanding under the Investor Loan Notes. All outstanding amounts under the Loan Notes were repaid or otherwise discharged prior to or upon the Closing.

Related Party Loan

On December 8, 2020, certain investment funds affiliated with Apax Funds entered into a loan agreement with a subsidiary of Genius (the “Related Party Loan”) for an aggregate amount of $10.0 million in order to fund cash consideration payable with respect to acquisition of business, properties or assets, as well as to fund general corporate expenses, including working capital. The Related Party Loan carries an interest rate of 4.00% per annum, with principal and interest payable in full on maturity. The Related Party Loan matures the earlier of (i) May 30, 2021 or (ii) upon successful consummation of the dMY Technology Group, Inc. II merger. The entire loan balance is included in current debt in the consolidated balance sheets. As of March 31, 2021, there was $10.4 million outstanding under the Related Party loan. All outstanding amounts under the Related Party Loan were repaid or otherwise discharged prior to or upon the Closing.

Oakvale Engagement Letter

Topco, a Genius Sports Group company and subsidiary of Genius, has entered into an engagement letter with Oakvale, of which Daniel Burns is the founder and managing partner, in connection with Oakvale’s services relating to the Business Combination. Upon completion of the Business Combination, Oakvale received a success fee calculated based on the enterprise value of the Genius Sports group and the total amount of cash proceeds received in connection with the Business Combination (whether through the PIPE Investment or the cash in the trust account at closing of the Business Combination). The success fee payable to Oakvale was subject to a minimum payment of$7,000,000 and a maximum payment of $10,000,000. Topco has the option to pay up to 30% of the success fee through shares in Genius. In addition to the success fee, Oakvale was entitled to receive reimbursement of out of pocket expenses subject to a cap of £10,000.

Post-Business Combination Arrangements

In connection with the Business Combination, certain affiliate agreements were entered into pursuant to the Business Combination Agreement. These agreements include:

Founder Holders Forfeiture Agreement

Concurrently with the execution of the Business Combination Agreement, the Founders, Genius and dMY entered into the Founder Holders Forfeiture Agreement, pursuant to which, among other things, the Founders have agreed to forfeit for no consideration up to 1,035,000 Class A Shares (which Class A Shares are issued immediately prior to the Closing upon the automatic conversion of the Class B Shares held by the Founders), in the aggregate, to the extent that the Minimum Cash (as defined in the Business Combination Agreement) is less than $415,000,000, as more fully described in the Founder Holders Forfeiture Agreement.

Founder Holders Consent Letter

Concurrently with the execution of the Business Combination Agreement, the Founders, Genius and dMY entered into the Founder Holders Consent Letter, pursuant to which, among other things, the Founders have agreed to waive any and all anti-dilution rights described in the Current Charter with respect to Class A Shares held by the Founders (which Class A Shares are issued immediately prior to the Closing upon the automatic conversion of the Class B Shares held by the Founders), as more fully described in the Founder Holders Consent Letter.

Investor Rights Agreement

At the Closing, dMY, the Founders, Maven TopHoldings SARL (“Maven”), certain shareholders who are officers and employees of the Target Companies (“Management”), certain other existing shareholders of TopCo (the “Co-Investors” and, together with Maven and Management, the “Sellers”) and Genius entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which, among other things, (i) dMY and the Founders agreed to terminate the Registration Rights Agreement, dated as of August 13, 2020, entered into in connection with the DMY IPO; (ii) Genius provided certain registration rights for the Genius ordinary shares and warrants held by the parties to the Investor Rights Agreement; (iii) the Sponsor is entitled to designate two directors of Genius, the Sellers are entitled to designate six directors of Genius, and the Chief Executive Officer of Genius is appointed as a director of Genius; and (iv) Management, the Founders, Maven and the Co-Investors agreed not to transfer, sell, assign or otherwise dispose of the Genius ordinary shares held by such person as of the Closing Date for 12 months following the Closing (with respect to Management and the Founders) and 6 months following the Closing (with respect to Maven and the Co-Investors), in each case, subject to certain exceptions and as more fully described in the Investor Rights Agreement. On April 26, 2021, the Investor Rights Agreement was amended and restated by the Amended and Restated Investor Rights Agreement, pursuant to which, in addition to the above and among other things, (i) Genius will file a shelf registration statement for registration of the resale of the NFL Warrant Shares, (ii) Genius will provide NFL Enterprises customary piggyback registration rights with respect to the NFL Warrant Shares and (iii) NFL Enterprises will be subject to a customary lock-up period and certain transfer restrictions. In contemplation of the Additional Public Offering, the Company waived the applicable lock-up restrictions under the Amended and Restated Investor Rights Agreement for those selling shareholders in the Additional Public Offering who are party thereto, solely with respect to the portion of their ordinary shares offered for sale in the Additional Public Offering to the extent required to permit them to sell in the Additional Public Offering. Further, we have filed the Resale F-1 to satisfy our obligations to register the offer and sale of ordinary shares by certain of our shareholders pursuant to the Investor Rights Agreement and Subscription Agreements. The Resale F-1 was

declared effective on June 1, 2021, upon which their ordinary shares have become freely tradable, subject to any applicable lock-up provisions in the Amended and Restated Investor Rights Agreement.

Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, Genius, TopCo, dMY and the TopCo shareholders party thereto (the “TSA Shareholders”) entered into Transaction Support Agreements (the “TSAs”), pursuant to which, among other things, the TSA Shareholders agreed to vote their outstanding shares of TopCo at any meeting of TopCo’s shareholders in favor of the transactions contemplated by the Business Combination Agreement and provided a power of attorney to Maven to take certain actions in connection with the transactions contemplated by the Business Combination Agreement on behalf of such shareholders. The TSAs also set out a summary of the terms on which the holders of Restricted Shares will hold such Restricted Shares, which are set out more fully in the Genius Sports Limited 2021 Restricted Share Plan and the Form of Restricted Share Agreement under the Genius Sports Limited 2021 Restricted Share Plan.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Genius and dMY entered into certain subscription agreements, each dated October 27, 2020 (the “Subscription Agreements”), with a number of accredited and institutional investors (the “PIPE Investors”), including the Caledonia US Funds, pursuant to which such PIPE Investors have subscribed to purchase an aggregate of 33,000,000 Genius ordinary shares (together, the “Subscriptions”), for a purchase price of $10.00 per share, for an aggregate purchase price of $330,000,000, to be issued immediately prior to or substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment was consummated on April 20, 2021. The Genius ordinary shares issued in connection with the Subscription Agreements and the transactions contemplated thereby are not registered under the Securities Act and were issued in reliance upon the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Indemnification Under Articles of Incorporation; Indemnification Agreements

Our governing documents provide that we will indemnify our directors and officers to the fullest extent permitted by Guernsey law.

We also entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Guernsey law.

C. Interests of Experts and Counsel.

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal and Arbitration Proceedings, Investigations and Tax Audits

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are currently involved in the following legal proceedings. See

Note 18, “Commitments and Contingencies” to Genius’ consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made.

In the future, we may be subject to additional legal proceedings, the scope and severity of which is unknown and which could adversely affect our business. See Item 3.D “Risk Factors—Risks Related to Legal Matters and Regulations—We are party to pending litigation and investigations in various jurisdictions and with various plaintiffs and we may be subject to future litigation or investigations in the operation of our business. An adverse outcome in one or more proceedings could adversely affect our business.” In addition, from time to time, others may assert claims against us and we may assert claims and legal proceedings against other parties, including in the form of letters and other forms of communication.

The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a wholly owned subsidiary of Genius, and Genius Sports Group Limited (“GSG”), also a wholly owned subsidiary of Genius. Sportradar is claiming that Betgenius and GSG breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with Betgenius’s exclusive official live data agreement with Football DataCo (“Football DataCo Agreement”).

Sportradar is seeking injunctive and monetary relief against Genius and Football DataCo in connection with the Football DataCo Agreement. Genius is currently defending the claim and Football DataCo (supported by Genius) made an application to transfer the claim from the Competition Appeal Tribunal to the U.K. High Court on June 29, 2020. In addition, Genius (via its wholly owned subsidiaries) and Football DataCo have issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where Genius has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the “Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such claims. A defense has been filed and served. Single trial listed to take place in autumn 2022. The outcome of the litigation is uncertain, and therefore, Genius is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently on-going and Genius can provide no assurances regarding the outcome of these proceedings and the impact that they may have on Genius’s business and/or reputation.

BetConstruct Litigation

On September 6, 2019, Genius sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on Genius’s database rights by copying and using the contents of Genius’s databases. In March 2020, Genius (via its wholly owned subsidiaries) filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of Genius’s database rights. Genius is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The claim has been amended to address the effects of Brexit. BetConstruct, having filed a defense, has now filed an amended defense and issued a counterclaim relating to competition law. Procedural steps in relation to the amended claim and amended defense and counterclaim on-going. Future timetable to be agreed. This litigation is currently on-going and Genius can provide no assurances regarding the outcome of these proceedings and the impact that they may have on Genius’s business or reputation.

Dividend Policy

The Genius Board intends to evaluate adopting a policy of paying cash dividends. In evaluating any dividend policy, the Genius Board must consider Genius’ financial condition and may consider results of operations, certain tax considerations, capital requirements, alternative uses for capital, industry standards and economic conditions. Whether Genius adopts such a dividend policy and the frequency and amount of any dividends declared on the Genius ordinary shares will be within the discretion of the Genius Board.

B. Significant Changes

On December 10, 2021, Genius announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history. As part of the agreement, Genius will have the exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the EPL and NFL, among others. In connection with the partnership, in addition to the official data rights agreement, Genius and the CFL have also agreed that Genius will acquire a minority stake in CFL Ventures, the new commercial arm of the League, allowing Genius to benefit strategically and financially from the CFL’s growth. The transaction became effective in January 2022.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Genius ordinary shares and Warrants are listed on the NYSE under the symbols “GENI” and “GENI WS,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Genius ordinary shares and Warrants are listed on the NYSE under the symbols “GENI” and “GENI WS,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share Capital

Not required.

B. Memorandum and Articles of Incorporation

See Exhibit 2.5 to this Report for a summary of specified provisions of the Genius Governing Documents.

C. Material Contracts

Business Combination Agreement

The Business Combination Agreement was entered into by and among dMY, TopCo, MidCo, Genius, Merger Sub and the Sponsor on October 27, 2020.

Pursuant to the Business Combination Agreement, among other things, on the date on which the Closing occurred but prior to the Closing, TopCo (1) underwent the Reorganization wherein the Pre-Closing Holders (as defined in the Business Combination Agreement) exchanged all existing classes of shares of TopCo (except for (i) certain preference shares of TopCo which were redeemed in the TopCo Redemption (such preference shares, the “Remaining Preference Shares”) and (ii) certain shares of TopCo which were contributed to Genius in exchange for an amount equal to the Catch-Up Payment) for newly issued ordinary shares of Genius. As described in the Business Combination Agreement, solely with respect to the shares of TopCo that are unvested immediately prior to the Reorganization and with respect to which the holders of such shares have executed support agreements agreeing to the vesting and restriction provisions therein, such shares were exchanged for the ordinary shares of Genius but remained subject to the vesting and restrictions as summarized in such support agreements (such shares subject to such vesting and restrictions, the “Restricted Shares”); and (2) the Remaining Preference Shares were redeemed and cancelled pursuant to the TopCo Redemption.

In addition, (a) effective as of immediately prior to the Closing, each issued and outstanding Class B Share converted automatically on a one-for-one basis into Class A Shares; and (b) on the date of Closing, Merger Sub merges with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY became a wholly-owned subsidiary of Genius, (ii) each issued and outstanding unit of dMY, consisting of one Class A Share and one-third of one dMY Warrant, were automatically detached, (iii) in consideration for the acquisition of all of the issued and outstanding Class A shares of dMY (as a result of the Business Combination), Genius issued one Genius ordinary share for each dMY Class A share acquired by virtue of the Business Combination, (iv) each issued and outstanding dMY warrant to purchase a Class A Share became exercisable for one Genius ordinary share and (v) NewCo changed its name to Genius Sports Limited.

D. Exchange Controls

There is no exchange control legislation or regulation in Guernsey except by way of such as freezing of funds of, and/or prohibition of new investments in, certain jurisdictions subject to international sanction.

E. Taxation

Material Tax Considerations

Material U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax considerations applicable to you if you are a holder of Genius ordinary shares or public warrants (other than the Sponsor or any of its affiliates), as a consequence of the ownership and disposition of Genius ordinary shares and public warrants. This discussion addresses only those holders that hold Genius ordinary shares and/or public warrants as a capital asset (generally property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special tax rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•	mutual funds;

•	pension plans;

•	S corporations;

•	broker-dealers;

•	traders in securities that elect mark-to-market treatment;

•	regulated investment companies;

•	real estate investment trusts;

•	trusts and estates;

•	tax-exempt organizations (including private foundations);

•	passive foreign investment companies;

•	controlled foreign corporations;

•	governments or agencies or instrumentalities thereof;

•

investors that hold Genius ordinary shares or public warrants or who will hold Genius ordinary shares or public warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•	investors subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”);

•	U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar;

•	accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the U.S. Tax Code;

•	U.S. expatriates;

•	investors subject to the U.S. “inversion” rules;

•	holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of our Genius ordinary shares; and

•

persons who received any Genius ordinary shares or warrants issued pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, fees or other consideration in connection with performance of services or similar arrangements.

This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Genius or TopCo prior to the Business Combination, including former holders of Class A Shares or public warrants that also held, directly or indirectly, equity interests in Genius or TopCo prior to the Business Combination.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Genius ordinary shares or public warrants, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding Genius ordinary shares or public warrants, you are urged to consult your tax advisor regarding the tax consequences to you of a the ownership and disposition of Genius ordinary shares and public warrants by the partnership.

This summary is based upon the U.S. Tax Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the U.S. Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consideration described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES AND PUBLIC WARRANTS.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Genius ordinary shares or public warrants, as the case may be, that is:

•	an individual who is a U.S. citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the U.S. Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Treatment of Genius as a non-U.S. Corporation for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be a U.S. corporation for U.S. federal income tax purposes only if it is created or organized in the United States or under the law of the United States or of any State. Accordingly, under generally applicable U.S. federal income tax rules, Genius, which is not created or organized in the United States or under the law of the United States or of any State but is instead a Guernsey incorporated entity and tax resident of the U.K., would generally be classified as a non-U.S. corporation. Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes.

The Section 7874 rules are complex and require analysis of all relevant facts, and there is limited guidance as to their application. Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding stock of the U.S. corporation), (2) the non-U.S. corporation’s “expanded affiliated group” does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation before the acquisition hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the acquired U.S. corporation (the “Ownership Test”).

Based on the complex rules for determining share ownership under Section 7874 of the Code and certain factual assumptions, former dMY stockholders are expected to be treated as holding less than 80% (by both vote and value) of Genius by reason of their former ownership of dMY common stock, and therefore Genius is not expected to satisfy the Ownership Test. As a result, Genius believes, and the remainder of this discussion assumes that, it will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code. However, whether the Ownership Test has been satisfied is finally determined after the completion of the Business Combination, by which time there may have been adverse changes to the relevant facts and circumstances.

Furthermore, the interpretation of Treasury Regulations relating to the Ownership Test is subject to uncertainty, and there is limited guidance regarding their application. In addition, changes to the rules in Section 7874 of the U.S. Tax Code or the Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect Genius’s status as a non-U.S. entity for U.S. federal income tax purposes. Accordingly, there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

If it were determined that Genius is treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code and the Treasury Regulations promulgated thereunder, Genius would be liable for U.S. federal income tax on its income just like any other U.S. corporation, and U.S. Holders and Non-U.S. Holders (as defined below) of Genius ordinary shares and public warrants would be treated as holders of stock and warrants of a U.S. corporation.

U.S. Federal Income Taxation of U.S. Holders

Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants

Dividends and Other Distributions on Genius Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions (including, for the avoidance of doubt and for the purpose of the balance of this discussion, deemed distributions) on Genius ordinary shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Genius’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Genius’ current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Genius ordinary shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Genius ordinary shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants.” The amount of any such distribution will include any amounts withheld by us (or another applicable withholding agent). Amounts treated as dividends that Genius pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Genius ordinary shares are readily tradable on an established securities market in the United States or Genius is eligible for benefits under an applicable tax treaty with the United States, and, in each case, Genius is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. The amount of any dividend distribution paid in foreign currency will be the U.S. dollar amount calculated by reference to the applicable exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Amounts taxable as dividends generally will be treated as income from sources outside the U.S. and will, depending on the circumstances of the U.S. Holder, be “passive” or “general” category income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to such U.S. Holder. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, in certain circumstances, deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. Generally, an election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Notwithstanding the foregoing, if (a) Genius is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of Genius’s earnings and profits are attributable to sources within the U.S., then for foreign tax credit purposes, a portion of Genius’ dividends would be treated as derived from sources within the U.S. In such case, with respect to any dividend paid for any taxable year, the U.S.-source ratio of such dividends for foreign tax credit purposes would be equal to the portion of Genius’ earnings and profits from sources within the U.S. for such taxable year, divided by the total amount of Genius’ earnings and profits for such taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants.

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of Genius ordinary shares or public warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such Genius ordinary share or public warrant in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Genius ordinary share or public warrant exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deduction of capital losses is subject to limitations.

Any gain or loss recognized on the sale, exchange or other taxable disposition of Genius ordinary shares or public warrants generally will be U.S.-source income or loss for purposes of computing the foreign tax credit allowable to a U.S. Holder. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of Genius ordinary shares or public warrants unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Prospective U.S. Holders should consult their tax advisors as to the foreign tax credit implications of such sale, exchange or other taxable disposition of Genius ordinary shares or public warrants.

Exercise, Lapse or Redemption of Public Warrants

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a public warrant, a U.S. Holder generally will not recognize taxable gain or loss on the exercise of a public warrant. The U.S. Holder’s tax basis in the Genius ordinary share received upon exercise of a public warrant generally will be an amount equal to the sum of the U.S. Holder’s initial investment in the public warrant in respect of which the exercised public warrant was received and the exercise price of such public warrant. It is unclear whether the U.S. Holder’s holding period for the Genius ordinary shares received upon exercise of the public warrants will begin on the date following the date of exercise or on the date of exercise of the public warrants; in either case, the holding period will not include the period during which the U.S. Holder held the public warrants. If a public warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the public warrant.

The tax consequences of a cashless exercise of a public warrant are not clear under current tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. Holder’s basis in the Genius ordinary shares received generally should equal the

U.S. Holder’s basis in the public warrants exercised therefor. If the cashless exercise were treated as not being a realization event (and not a recapitalization), it is unclear whether a U.S. Holder’s holding period in the Genius ordinary shares would be treated as commencing on the date following the date of exercise or on the date of exercise of the public warrant; in either case, the holding period would not include the period during which the U.S. Holder held the public warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Genius ordinary shares would include the holding period of the public warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered public warrants with an aggregate fair market value equal to the exercise price for the total number of public warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the public warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such public warrants. In this case, a U.S. Holder’s tax basis in the Genius ordinary shares received would equal the sum of the U.S. Holder’s tax basis in the public warrants exercised and the exercise price of such public warrants. It is unclear whether a U.S. Holder’s holding period for Genius ordinary shares would commence on the date following the date of exercise or on the date of exercise of the public warrants; in either case, the holding period would not include the period during which the U.S. Holder held the public warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Genius ordinary shares received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

If we redeem public warrants for cash pursuant to the redemption provisions described in the section of this Report entitled “Description of Genius’ Securities — Warrants — Public Shareholders’ Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $18.00” or the redemption provisions described in the section of this Report entitled “Description of Genius’ Securities — Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $10.00” or if we purchase public warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants.” The tax consequences of a cashless exercise of a public warrant occurring after our giving notice of an intention to redeem the public warrant for $0.01 as described in the section of this Report entitled “Description of Genius’ Securities — Warrants — Public Shareholder’s Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $18.00” or for $0.10 as described in the section of this Report entitled “Description of Genius’ Securities —Warrants — Public Shareholder’s Warrants — Redemption of warrants when the price per Genius ordinary share equals or exceeds $10.00” are unclear under current law. Such cashless exercise may be treated either as if we redeemed such public warrant for Genius ordinary shares or as an exercise of the public warrant. If the cashless exercise of a public warrant for Genius ordinary shares is treated as a redemption, then such redemption generally should be treated as a tax-deferred recapitalization for U.S. federal income tax purposes, in which case a U.S. Holder should not recognize any gain or loss on such redemption, and accordingly, a U.S. Holder’s basis in the Genius ordinary shares received should equal the U.S. Holder’s basis in the public warrant and the holding period of the Genius ordinary shares would include the holding period of the public warrant. If the cashless exercise of a public warrant is treated as such, the tax consequences generally should be as described under the heading “— U.S. Federal Income Taxation of U.S. Holders — Exercise, Lapse or Redemption of a Public Warrant.” Due to the lack of clarity under current law regarding the treatment of a cashless exercise of a public warrant after our giving notice of an intention to redeem the public warrant for $0.01 or $0.10, there can be no assurance as to which, if any, of the alternative tax consequences described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of the exercise of a public warrant occurring after our giving notice of an intention to redeem the public warrant as described above.

Possible Constructive Distributions

The terms of each public warrant provide for an adjustment to the number of Genius ordinary shares for which the public warrant may be exercised or to the exercise price of the public warrant in certain events, as discussed in the section of this Report entitled “Description of Genius’ Securities —Warrants — Public Stockholders’ Warrants — Anti-Dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the public warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such Genius ordinary shares received upon exercise of the public warrants or to the exercise price of the public warrants increases the proportionate interest of the U.S. Holder of public warrants in our assets or earnings and profits (e.g., through an increase in the number of Genius ordinary shares that would be obtained upon exercise or through a decrease in the exercise price of a public warrant) as a result of a distribution (or a transaction treated as a distribution) of cash or other property, such as other securities, to the holders of Genius ordinary shares, which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the public warrants received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Genius ordinary shares and public warrants could be materially different from that described above if Genius is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

We do not believe Genius will be treated as a PFIC for its current taxable year and do not expect Genius to become one in the near future. Nevertheless, PFIC status is determined annually and depends on the composition of a company’s income and assets and the fair market value of its assets and no assurance can be given as to whether Genius will be a PFIC for any taxable year, in particular because Genius’ PFIC status for any taxable year will generally be determined in part by reference to the value of Genius’ assets and Genius’ revenues.

Although Genius’s PFIC status is determined annually, an initial determination that Genius is a PFIC will generally apply for subsequent years to a U.S. Holder who held Genius ordinary shares or public warrants while Genius was a PFIC, whether or not Genius meets the test for PFIC status in those subsequent years.

If Genius is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Genius ordinary shares or public warrants and, in the case of Genius ordinary shares, the U.S. Holder did not make either an applicable PFIC election (or elections), as further described below under the heading “— PFIC Elections,” for the first taxable year of Genius in which it was treated as a PFIC, and in which the U.S. Holder held (or was deemed to hold) such Genius ordinary shares or otherwise, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Genius ordinary shares or public warrants (which may include gain realized by reason of transfers of Genius ordinary shares or warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than

125% of the average annual distributions received by such U.S. Holder in respect of the Genius ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Genius ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Genius ordinary shares or public warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Genius’s first taxable year in which Genius is a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

PFIC Elections. In general, if Genius is determined to be a PFIC, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of Genius ordinary shares (but not public warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of Genius’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which Genius’s taxable year ends and each subsequent taxable year. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

It is not entirely clear how various aspects of the PFIC rules apply to the warrants. However, a U.S. Holder may not make a QEF election with respect to its public warrants. As a result, if a U.S. Holder sells or otherwise disposes of such public warrants (other than upon exercise of such public warrants for cash) and Genius was a PFIC at any time during the U.S. Holder’s holding period of such public warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such public warrants properly makes and maintains a QEF election with respect to the newly acquired Genius ordinary shares (or has previously made a QEF election with respect to Genius ordinary shares), the QEF election will apply to the newly acquired Genius ordinary shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Genius ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the public warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, Genius will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of Genius’s earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, Genius must also be determined to be a “controlled foreign corporation” as defined by the U.S. Tax Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the Genius ordinary share acquired upon the exercise of the public warrants solely for purposes of the PFIC rules. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from Genius. If Genius determines that it is a PFIC for any taxable year, Genius intends to, upon written request from a U.S. Holder of Genius ordinary shares, provide the information necessary for such U.S. Holder to make or maintain a QEF election, including information necessary to determine the appropriate income inclusion amounts for purposes of the QEF election. However, there is also no assurance that Genius will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to its Genius ordinary shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for Genius’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of Genius ordinary shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if Genius is a PFIC for any taxable year, a U.S. Holder of Genius ordinary shares that has made a QEF election will be currently taxed on its pro rata share of Genius’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally may not be treated as dividends when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if Genius is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to Genius ordinary shares for such a taxable year.

Alternatively, if Genius is a PFIC and Genius ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year in which it holds (or is deemed to hold) Genius ordinary shares and each subsequent taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Genius ordinary shares at the end of such year over its adjusted basis in its Genius ordinary shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Genius ordinary shares over the fair market value of its Genius ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Genius ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Genius ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to public warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NYSE (on which Genius ordinary shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Genius ordinary shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Genius ordinary shares under their particular circumstances.

Related PFIC Rules. If Genius is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier

PFIC, and generally could incur liability for the deferred tax and interest charge described above if Genius receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. Upon written request, Genius will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that Genius will have timely knowledge of the status of any such lower-tier PFIC. In addition, Genius may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance Genius will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging, and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Genius ordinary shares and public warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to Genius securities under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property to Genius. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. In addition, certain U.S. Holders (and to the extent provided in IRS guidance, certain individual Non-U.S. Holders) holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Genius ordinary shares, subject to certain exceptions (including an exception for Genius ordinary shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold Genius ordinary shares. Substantial penalties apply to any failure to file IRS Form 8938 and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Genius ordinary shares.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is a beneficial owner (other than a partnership or entity treated as a partnership for U.S. federal income tax purposes) of, Genius ordinary shares or public warrants, as applicable, that is not a U.S. Holder.

The following describes U.S. federal income tax considerations relating to the ownership and disposition of Genius ordinary shares and public warrants by a Non-U.S. Holder.

Tax Consequences to Non-U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants

Dividends and Other Distributions on Genius Ordinary Shares. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends (including dividends with respect to constructive distributions, as further described under the heading “— U.S. Federal Income Taxation of U.S. Holders — Possible Constructive Distributions”) received from Genius on Genius ordinary shares (or, with respect to constructive distributions, on public warrants) unless the income from such dividends is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States and, if provided under an applicable income tax treaty, is attributable to a permanent establishment or a “fixed base” maintained by the Non-U.S. Holder in the United States), in which case, a Non-U.S. Holder will be subject to regular federal income tax on such dividend generally in the same manner as discussed in the section above under “— U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants — Dividends and Other Distributions on Genius Ordinary Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such dividend, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Gain or Loss on Sale, Taxable Exchange or other Taxable Disposition of Genius Ordinary Shares and Public Warrants. Subject to the discussion below concerning backup withholding, Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Genius ordinary shares or public warrants, unless either:

i)

the gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States, and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or a “fixed base” maintained by the Non-U.S. Holder in the United States; or

ii)

the Non-U.S. Holder is an individual who is treated as present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case such gain (which gain may be offset by certain U.S.-source losses) generally will be taxed at a 30% rate (or lower applicable treaty rate).

A Non-U.S. Holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the sale generally in the same manner as discussed in the section above under “— U.S. Federal Income Taxation of U.S. Holders — Tax Consequences to U.S. Holders of Ownership and Disposition of Genius Ordinary Shares and Public Warrants — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Genius Ordinary Shares and Public Warrants,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Exercise, Lapse or Redemption of Public Warrants. The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a public warrant, or the lapse of a public warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a public warrant by a U.S. Holder, as described under “— U.S. Federal Income Taxation of U.S. Holders—Exercise, Lapse or Redemption of Public Warrants,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described under the heading “— Gain or Loss on Sale, Exchange, or other Taxable Disposition of Genius Ordinary Shares and Public Warrants” for a Non-U.S. Holder’s gain on the sale or other disposition of public warrants.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder if (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE OWNERSHIP AND DISPOSITION OF GENIUS ORDINARY SHARES AND PUBLIC WARRANTS INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, FOREIGN AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

United Kingdom Tax Considerations

The comments below provide a general summary of certain United Kingdom (“U.K.”) tax considerations relating to the holding of ordinary shares and warrants issued by Genius pursuant to the Business Combination (together, the “Genius Securities”). They do not address any other matter, such as the tax consequences of the Business Combination itself for Genius or for holders of Genius Securities. The comments below are of a general nature and are not intended to be an exhaustive summary of all U.K. tax considerations relating to an investment in the Genius Securities. The comments below are based on current U.K. tax law as applied in England and Wales and HM Revenue & Customs (“HMRC”) published practice (which may not be binding on HMRC) relating only to certain aspects of U.K. tax, both of which may be subject to change, possibly with retrospective effect. They do not necessarily apply where any income from the Genius Securities is deemed for tax purposes to be the income of any other person. The U.K. tax treatment of prospective holders of Genius Securities depends on their individual circumstances and may be subject to change in the future. The comments below relate only to the position of persons who are the absolute beneficial owners of Genius Securities (and any dividends payable on their Genius Securities), who hold Genius Securities as a capital investment and whose Genius warrants entitle them to acquire less than 10% of the ordinary share capital of Genius. Certain classes of persons (such as charities, trustees, brokers, dealers, market makers, depositaries, clearance services, certain professional investors, persons connected with Genius or persons who acquire (or are deemed to acquire) shares by reason of an office or employment) may be subject to special rules and the comments below do not apply to such holders. The comments below do not purport to constitute legal or tax advice. Any holder or prospective holder of Genius Securities who is in doubt as to their own tax position or who may be subject to tax in a jurisdiction other than the U.K. should consult their professional advisors.

Tax Residency of Genius

So far as practicable, Genius intends to conduct its affairs such that its central management and control is carried on in the U.K. and accordingly it intends to be treated as resident in the U.K. for U.K. tax purposes. The comments below assume that Genius will be resident solely in the U.K. for U.K. tax purposes.

U.K. Resident Holders of Genius Ordinary Shares

Taxation of Dividends — Withholding Tax

Payments of dividends on the Genius ordinary shares may be made by Genius without withholding or deduction for or on account of U.K. income tax.

Taxation of Dividends — Individual Shareholders

A U.K. resident individual shareholders should not be subject to U.K. income tax on dividends received by such individual shareholder from Genius if the total amount of dividend income received by the individual in the tax year (including dividends from Genius) does not exceed the applicable dividend allowance, which is currently £2,000 for the tax year 2021-2022.

In determining the income tax rate or rates applicable to such individual shareholder’s taxable income, dividend income is treated as the highest part of such individual shareholder’s income. Dividend income that falls within the applicable dividend allowance should count towards the basic, higher or additional rate limits (as applicable) which may affect the rate or rates of tax due on any dividend income in excess of the applicable dividend allowance.

To the extent that such individual shareholder’s dividend income for the tax year exceeds the applicable dividend allowance and, when treated as the highest part of such individual shareholder’s income, falls above such individual shareholder’s personal allowance but below the basic rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend basic rate, currently 7.5%. To the extent that such dividend income falls above the basic rate limit but below the higher rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend upper rate, currently 32.5%. To the extent that such dividend income falls above the higher rate limit, such an individual shareholder should be subject to tax on that dividend income at the dividend additional rate, currently 38.1%.

Taxation of Dividends — Corporate Shareholders

Shareholders who are within the charge to U.K. corporation tax (including shareholders who are non-U.K. resident companies whose Genius ordinary shares are used, held or acquired for the purposes of a trade carried on in the U.K. through a permanent establishment) should be subject to corporation tax on dividends paid by Genius, unless (subject to special rules for such shareholders that are small companies) the dividends fall within an exempt class and certain other conditions are met. Each shareholder’s position will depend on its own individual circumstances, although it would normally be expected that the dividends paid by Genius would fall within an exempt class.

Taxation of Capital Gains

Shareholders who are resident in the U.K. or, in the case of individuals, who were resident and cease to be resident in the U.K. for a period of five years or less, may (depending on their circumstances and the availability of exemptions or reliefs) be liable to U.K. taxation on chargeable gains in respect of gains arising from a sale or other disposal of Genius ordinary shares.

In the case of individual shareholders, in calculating any gain or loss on disposal of Genius ordinary shares, sterling values are compared at acquisition and disposal. Accordingly, a chargeable gain can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid (or treated as paid) for the Genius ordinary shares.

Shareholders within the charge to U.K. corporation tax are generally required to compute chargeable gains by reference to acquisition cost and disposal proceeds in such shareholder’s functional currency, unless (in the case of certain companies) they have elected otherwise.

U.K. Resident Holders of Genius Warrants

Individual Shareholders

Disposals of warrants by warrantholders who are either individuals or trustees and are resident for tax purposes in the U.K. or, in the case of individuals, who were resident and cease to be resident in the U.K. for a period of five years or less, may give rise to chargeable gains or allowable losses for the purposes of taxation of chargeable gains. In calculating any gain or loss on disposal of warrants, sterling values are compared at acquisition and transfer. Accordingly, a chargeable gain can arise even where the foreign currency amount received on a disposal is less than or the same as the amount paid (or treated as paid) for the warrants. The expiry of a warrant which is listed on a recognised stock exchange without it being exercised should be treated as a disposal of the warrant to which the foregoing treatment applies.

An exercise of warrants should not of itself give rise to a charge to U.K. taxation. For the purposes of the taxation of chargeable gains, the acquisition cost of the Genius ordinary shares acquired pursuant to the exercise will be in principle equal to the acquisition cost of the warrant plus the applicable exercise price.

Corporate Shareholders

Warrantholders within the charge to U.K. corporation tax (including warrantholders who are non-U.K. resident companies whose Genius warrants are used, held or acquired for the purposes of a trade carried on in the U.K. through a permanent establishment) should generally be subject to tax as income on all profits and gains from the Genius warrants determined in accordance with their statutory accounting treatment. Such warrantholders will broadly be charged in each accounting period by reference to all amounts which, in accordance with generally accepted accounting practice, a91ealized91dsed in determining the warrantholder’s profit or loss for that period. Fluctuations in value relating to foreign exchange gains and losses in respect of the Genius warrants may be brought into account as income in accordance with the foregoing.

Non-U.K. Holders of Genius Securities

A holder (whether an individual or body corporate) of Genius Securities which is resident or otherwise subject to tax outside the U.K. may be subject to foreign tax on income and/or capital gains under local law. Holders to whom this may apply should obtain their own tax advice concerning tax liabilities relating to the Genius Securities.

Taxation of Dividends

Dividends paid by Genius may be chargeable to U.K. tax by direct assessment (including self-assessment), irrespective of the residence of the holder of the Genius ordinary shares. However, dividends should not be chargeable to U.K. tax in the hands of shareholders (other than certain trustees) who are not resident for tax purposes in the U.K., except where the shareholder carries on a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate shareholder, carries on a trade through a permanent establishment in the U.K., in connection with which the dividend is received or to which the Genius ordinary shares are attributable.

Capital Gains

Capital gains on the disposal (or deemed disposal) of the Genius Securities should not be chargeable to U.K. tax in the hands of holders of Genius Securities (other than certain trustees) who are not resident for tax purposes in the U.K., except where the holder carries on a trade, profession or vocation in the U.K. through a branch or agency, or in the case of a corporate holder, carries on a trade through a permanent establishment in the U.K., in connection with which the capital gain is realised or to which the Genius Securities are attributable.

A holder of Genius Securities who is an individual and who is temporarily resident for tax purposes outside the U.K. at the date of disposal (or deemed disposal) of the Genius Securities may also be liable, on their return to the U.K., to U.K. tax on chargeable gains (subject to any available exemption or relief).

U.K. Stamp Duty and Stamp Duty Reserve Tax

The comments below summarise certain current law and are intended as a general guide only to stamp duty and stamp duty reserve tax (“SDRT”). Special rules apply to agreements made by broker dealers and market makers in the ordinary course of their business and to transfers, agreements to transfer, or issues to certain categories of person (such as depositaries and clearance services) which may be liable to stamp duty or SDRT at a higher rate.

No U.K. stamp duty or SDRT should be payable on the issue of the Genius ordinary shares by Genius. U.K. stamp duty may arise in respect of a written instrument by which the warrants are issued or constituted generally at 0.5% of the amount or value of the consideration given.

As Genius is not incorporated in the U.K., it is considered that no SDRT should be payable on the transfer of, or an agreement to transfer, the Genius Securities provided that the Genius Securities are not registered in a register kept in the U.K. by or on behalf of Genius. It is not intended that such a register will be kept in the U.K.

No U.K. stamp duty should be payable on the transfer of the Genius Securities provided that this does not involve a written instrument of transfer. U.K. stamp duty, generally at the rate of 0.5% of the amount or value of the consideration for the transfer, could arise in respect of a written instrument effecting the transfer of the Genius Securities.

The U.K. tax considerations relating to the Business Combination and the Genius Securities are complex. the foregoing comments do not address all aspects of the U.K. tax that may be relevant to a particular holder of Genius Securities. All holders and prospective holders are urged to consult with their own tax advisor with respect to the tax consequences of the Business Combination.

Island of Guernsey Tax Considerations

The following summary of the anticipated tax treatment in Guernsey applies to persons holding Genius ordinary shares as an investment and the potential tax treatment, depending on the individual status of investors, on Genius shareholders resident in Guernsey. The summary does not constitute legal or tax advice and is based on taxation law and published Revenue Service practice in Guernsey at the date of this document, which is subject to change, possibly with retroactive effect. Prospective investors should be aware that the level and bases of taxation may change from those described and should consult their own professional advisers on the implications of making an investment in, holding or disposing of Genius ordinary shares under the laws of the countries in which they are liable to taxation. The statements included in this section are the opinion of Carey Olsen (Guernsey) LLP, Guernsey counsel to Genius.

Taxation of Genius

It is the intention of the Directors to conduct the affairs of Genius so as to ensure that it is U.K. tax resident and not tax resident in any other jurisdiction, including Guernsey. As a company incorporated in Guernsey, Genius shall be treated as tax resident in Guernsey unless it is proved to the satisfaction of the Director of the Revenue Service in Guernsey that Genius is (i) tax resident in the United Kingdom as a matter of the law of the United Kingdomi) centrally managed and controlled in the United Kingdom, and (iii) Genius’s tax residence in the United Kingdom is not motivated by the avoidance, reduction or deferral of Guernsey tax.

The Directors are awaiting confirmation that the company is not resident in Guernsey tax.

As a non-Guernsey resident company, Genius will be liable to be charged income tax in Guernsey on its income arising or accruing from certain businesses carried on in Guernsey. It is the intention of the Directors to conduct the affairs of Genius so as to ensure that none of those businesses are or will be conducted in Guernsey. Guernsey currently does not levy taxes upon capital, inheritances, capital gains, gifts, sales or turnover. No stamp duty or similar tax is chargeable in Guernsey on the issue or redemption of Genius ordinary shares nor are there any estate duties (save for registration fees and ad valorem duty for a Guernsey Grant of Representation where the deceased dies leaving assets in Guernsey which require presentation of such a Grant).

Taxation of Genius Shareholders

Dividends paid by Genius to Genius shareholders who are not resident in Guernsey (which includes Alderney and Herm) for tax purposes (and do not have a permanent establishment in Guernsey) can be paid to such Genius shareholders, either directly or indirectly, without the withholding of Guernsey tax and without giving rise to any other liability to Guernsey income tax.

Genius shareholders who are resident for tax purposes in Guernsey (which includes Alderney or Herm), or who are not so resident but have a permanent establishment in Guernsey to which the holding of their Genius ordinary shares is related, will incur Guernsey income tax at the applicable rate on a dividend paid to them by Genius.

F. Dividends and Paying Agents

Not required.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Report under Item 5.A.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not required.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended, originally filed with the SEC on June 8, 2021 (File Number 333-256882) (as amended or supplemented and including the exhibits thereto, the “Original Registration Statement”), and the registration statement pursuant to Rule 462(b) of the Act on Form F-1 filed with the Commission on June 9, 2021 (File Number 333-256957) (the “462(b) Registration Statement” and, together with the Original Registration Statement, the “Follow-on Registration Statements”), in relation to our underwritten public offering (the “Follow-on Offering”) of 22,000,000 Genius ordinary shares, consisting of 13,000,000 shares being offered by us and 9,000,000 shares being offered by the selling shareholders identified in the Follow-on Registration Statements (“Selling Shareholders”), in each case, at the public offering price of $19.00 per share, for a total offering size of $418 million. We granted the underwriters a 30-day option to purchase up to an additional 3,300,000 shares from us.

The Original Registration Statements was declared effective by the SEC on June 8, 2021 and the 462(b) Registration Statement became effective upon filing with the SEC in accordance with Rule 462(b) of the Securities Act. On June 14, 2021, we closed the Follow-on Offering. On July 16, 2021, the underwriters exercised their option in part (the “Partial Exercise”) to purchase from us an additional 928,447 Genius ordinary shares. We received net proceeds from the Follow-on Offering (including the Partial Exercise) of approximately $254.8 million, net of underwriting discounts and commissions of approximately $8.6 million and other offering expenses of approximately $1.3 million. The Selling Shareholders received net proceeds from the Follow-on Offering of approximately $165.4 million, net of underwriting discounts and commissions of approximately $5.6 million. We paid out of our proceeds all of our and the Selling Shareholders’ fees, costs and expenses in connection with the Follow-on Offering (excluding, in the case of the Selling Shareholders, underwriting discounts and commissions).

The Follow-on Offering terminated after the sale of 22,928,447 out of 25,300,000 Genius ordinary shares registered on the Follow-on Registration Statements. The aggregate offering price for the shares registered and sold was approximately $435.6 million. Goldman Sachs & Co. LLC acted as representative of the several underwriters.

No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates), persons owning 10% or more of our ordinary shares or any other affiliates.

There has been no material change in the expected use of the net proceeds from the Follow-on Offering as described in our final prospectus filed with the SEC on June 11, 2021 pursuant to Rule 424(b).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) under the Exchange Act, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our Chief

Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d- 15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control —Integrated Framework (2013). Based on our assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

This Annual Report does not include an attestation report of our independent registered public accounting firm on our internal control over financial reporting due to an exemption established by the JOBS Act for “emerging growth companies”.

Changes in internal control over financial reporting

During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors have determined that Mr. Harry L. You, Mr. Albert Costa and Ms. Kimberly Bradley possesses specific accounting and financial management expertise and to the audit committee financial expert as defined by the SEC, and that as of appointment to the Audit Committee Mr. You and Ms. Bradley are independent within the meaning of the rules of the NYSE.

16.B CODE OF ETHICS

The Genius board has adopted a Code of Conduct, a copy of which is available on Genius’s EDGAR profile at www.sec.gov, and is available on our website at https://geniussports.com/. The Code of Conduct applies to all of our directors, officers, employees, consultants and others staff, and is intended to meet the definition of “Code of Ethics” under Item 16B of Form 20-F. The reference to Genius’s website is an inactive textual reference only, and information contained therein or connected thereto is not incorporated into this Report.

Our Code of Conduct, which cross-references the Company’s formal Conflicts of Interest Policy, includes provisions stating that individuals should avoid situations that may result in a conflict of interest. The board of directors of the Company, at the direction of the Audit Committee, reviews conflicts which involve directors of the Company. During the 2021 year, a conflict was self-declared by Mr. Burns, which provided that his outside employer was acting as an advisor for the Company on two separate matters which could subject Mr. Burns to receipt of financial gain depending on the outcome of the matter. In both cases, the Board, with the advice of the Audit Committee, directed that Mr. Burns need not avoid the conflict simply as a result of his directorship, thereby waiving the principals of the Code of Conduct Instead the conflict mitigation steps were taken, including the use of an ethical wall to remove Mr. Burns from any debate on these two matters.

16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our company has retained WithumSmith+Brown, PC to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by WithumSmith+Brown, PC for the audit of our annual financial statements for the years ended December 31, 2021 and 2020.

	Year Ended
	December 31, 2021	December 31, 2020
Audit Fees	$491,825	$255,955
Audit-Related Fees	89,610	—
Tax Fees	—	—
All Other Fees	—	—

Total Fees	$581,435	$255,955

The Genius audit committee pre-approves all audit and non-audit services provided to our company by WithumSmith+Brown, PC.

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 were related to the audit of our annual financial statements and other audit or interim review services provided in connection with regulatory filings or engagements.

Audit Related Fees

Audit related fees for the year ended December 31, 2021 were related to services in connection with regulatory filings.

16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

We are relying on the exemptions provided to foreign private issuers and that are applicable to us under Section 10A-3(b)(1)(iv)(A). Reliance on such exemption would not materially adversely affect the ability of the audit committee to act independently or to satisfy the other requirements of Section 10A-3. This exemption will expire in 2022 and the Company will no longer utilize the exception from that point onward.

16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G CORPORATE GOVERNANCE

Our ordinary shares are listed on the NYSE. For the purposes of NYSE rules, as a “foreign private issuer,” as defined by the SEC, we are permitted to follow home country corporate governance practices, instead of certain corporate governance standards required by NYSE for U.S. companies We summarize some of differences as follows.

Board Committee Composition—The NYSE rules require domestic companies to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. As a foreign private issuer, we are exempt from these requirements and may follow home country governance which does not require full independence for any committees of the Board. During the 2021 year, we did not meet the NYSE independence requirements.

Majority Independence— NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. Our home country practice does not mandate a majority independent board of directors. In 2021, the Company’s board of directors followed home country practice but Genius applied the NYSE six bright line test for director independence.

Shareholder Approval of Equity Plans—The NYSE rules require shareholder approval of equity compensation plans and other compensation disclosures in relation to officers, directors or employees and any material amendments thereto, but as a foreign private issuer we are permitted to follow home country practice in lieu of those rules. Under home country practice, shareholder approval of stock option plans and other equity compensation arrangements is not required (subject to the specific terms of the plans and arrangements), and the Company’s board of directors is entitled to approve compensation and equity measures.

Compliance certification—The chief executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As the Company is a foreign private issuer, the Company’s Chief Executive Officer is not required to make this certification. However, he is required to notify the NYSE promptly in writing after any of the Company’s executive officers become aware of any non-compliance with those NYSE corporate governance rules applicable to the Company.

Regulation of compliance with governance standards— Guernsey allows companies to apply the UK Governance Code (the “Code”) or the GFSC Finance Sector Code of Corporate Governance (“GFSC Code”) (collectively, the “Codes”) to their governance practices in order to satisfy Guernsey governance requirements, even where neither code is directly applicable to the business. The Codes contain a series of principles and provisions (collectively the “Principles”) which should be applied to the Company and disclosed. Non-compliance with the Principles does not automatically make a company subject (whether voluntarily or otherwise) to the Code liable to any sanction or proceedings It is not, however, mandatory for companies to follow these principles. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE.

Other home country corporate governance practices diverge from the corporate governance standards required by NYSE for domestic issuers, however, we believe our other governance practices as whole are not materially different from those required under NYSE listing standards.

16.H MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Genius’s Financial statements are filed as part of this Report beginning on page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

1.2	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of Genius Sports Limited’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.1	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

2.2	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

2.3	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.4	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

2.5	Description of Securities.*

4.1	Business Combination Agreement, dated as of October 27, 2020, by and among dMY Technology Group, Inc. II, Maven TopCo Limited, Maven MidCo Limited, Genius Sports Limited, Genius Merger Sub, Inc. and dMY Sponsor II, LLC (incorporated by reference to Exhibit 2.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020). +

4.2	Amended & Restated Investor Rights Agreement (incorporated by reference to Exhibit 4.2 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.3	Founder Holders Forfeiture Agreement, dated as of October 27, 2020, by and among the Founders, Genius and dMY (incorporated by reference to Exhibit 10.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.4	Founder Holders Consent Letter, dated October 27, 2020, by and among the Founders, Genius and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 10.2 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

Exhibit No.	Description

4.5	Form of Transaction Support Agreement (incorporated by reference to Exhibit 10.4 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.5 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on October 27, 2020).

4.7	Form of Director and Officer Indemnity Agreement (incorporated by reference to Exhibit 10.9 Genius Sports Limited’s Registration Statement on Form F-4 (File No. 333-252179) filed with the SEC on March 11, 2020).

4.8	Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.8 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.9	Form of Restricted Share Agreement under the Genius Sports Limited 2021 Restricted Share Plan (incorporated by reference to Exhibit 4.9 of Genius Sports Limited’s Shell Company Report on Form 20-F filed with the SEC on April 27, 2021).

4.10	Genius Sports Limited 2021 Option Plan (incorporated by reference to Exhibit 4.10 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

4.11	Form of Director Agreements (incorporated by reference to Exhibit 4.11 of Genius Sports Limited’s Shell Company Report on Form 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

8.1	Subsidiaries of the Registrant*

12.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Genius Sports Limited.*

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.
+	Certain schedules and similar attachments to the exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GENIUS SPORTS LIMITED
March 18, 2022
	By:	/s/ Mark Locke
		Name:	Mark Locke
		Title:	Chief Executive Officer and Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors,

Genius Sports Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Genius Sports Limited (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive loss, changes in temporary equity and shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 18, 2022

PCAOB ID Number 100

Genius Sports Limited

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	December 31 2021	December 31 2020
ASSETS
Current assets:
Cash and cash equivalents	$222,378	$11,781
Accounts receivable, net	48,819	24,776
Contract assets	21,753	10,088
Prepaid expenses	24,436	4,107
Other current assets	7,297	10,584

Total current assets	324,683	61,336

Property and equipment, net	14,445	5,002
Intangible assets, net	191,219	114,542
Goodwill	346,418	200,624
Deferred tax asset	—	5
Other assets	10,319	9,496

Total assets	$887,084	$391,005

LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$19,881	$10,106
Accrued expenses	55,889	35,220
Deferred revenue	29,871	26,036
Current debt	23	10,272
Derivative warrant liabilities	16,794	—
Other current liabilities	30,354	3,714

Total current liabilities	152,812	85,348

Long-term debt — less current portion	65	82,723
Deferred tax liability	16,902	8,097
Other liabilities	11,127	3,589

Total liabilities	180,906	179,757

Temporary equity:
Preference shares, $0.0001 par value, none authorized, issued and outstanding at December 31, 2021; 218,561,319 shares authorized, issued and outstanding at December 31, 2020	—	350,675

Total temporary equity	—	350,675

Shareholders’ equity (deficit)
Common stock, $0.01 par value, unlimited shares authorized, 193,585,625 shares issued and outstanding at December 31, 2021; 70,040,242 shares authorized, issued and outstanding at December 31, 2020	1,936	700
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2021; none authorized, issued and outstanding at December 31, 2020	2	—
Additional paid-in capital	1,461,730	1,717
Accumulated deficit	(757,317)	(153,237)
Accumulated other comprehensive income (loss)	(173)	11,393

Total shareholders’ equity (deficit)	706,178	(139,427)

Total liabilities, temporary equity and shareholders’ equity (deficit)	$887,084	$391,005

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$262,735	$149,739	$114,620
Cost of revenue	476,168	114,066	89,311

Gross (loss) profit	(213,433)	35,673	25,309

Operating expenses:
Sales and marketing	27,292	13,176	17,711
Research and development	26,513	11,240	13,290
General and administrative	293,168	31,623	29,492
Transaction expenses	12,886	672	1,005

Total operating expense	359,859	56,711	61,498

Loss from operations	(573,292)	(21,038)	(36,189)

Interest expense, net	(3,331)	(7,874)	(6,840)
Loss on disposal of assets	(46)	(8)	(7)
Gain (loss) on fair value remeasurement of contingent consideration	(19,405)	271	—
Change in fair value of derivative warrant liabilities	(11,412)	—	—
Gain (loss) on foreign currency	3,032	114	(2,537)

Total other income (expenses)	(31,162)	(7,497)	(9,384)

Loss before income taxes	(604,454)	(28,535)	(45,573)

Income tax benefit (expense)	11,701	(1,813)	5,366

Net loss	$(592,753)	$(30,348)	$(40,207)

Net loss per common share:
Basic and diluted	$(3.93)	$(0.43)	$(0.59)
Weighted average common shares outstanding:
Basic and diluted	150,912,333	70,040,242	68,414,830

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Net loss	$(592,753)	$(30,348)	$(40,207)
Other comprehensive loss:
Foreign currency translation adjustments	(11,566)	4,153	10,351

Comprehensive loss	$(604,319)	$(26,195)	$(29,856)

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Changes in Temporary Equity and Shareholders’ Equity (Deficit)

(Amounts in thousands, except share data)

	Temporary Equity		Permanent Equity
	Preference Shares	Amounts	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity (Deficit)
Balance at January 1, 2019	213,657,244	$284,403	1,812,601	$23	—	$—	$2,315	$(22,490)	$(3,111)	$(23,263)
Retroactive application of reverse capitalization	—	—	65,953,736	654	—	—	(654)	—	—	—

Balance at January 1, 2019, effect of reverse capitalization (see Note 2 – Reverse Capitalization)	213,657,244	$284,403	67,766,337	$677	—	$—	$1,661	$(22,490)	$(3,111)	$(23,263)

Net loss	—	—	—	—	—	—	—	(40,207)	—	(40,207)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	10,351	10,351
Issuance of common shares	—	—	2,273,905	23	—	—	56	—	—	79
Issuance of preference shares	4,904,075	6,080	—	—	—	—	—	—	—	—
Preferred share accretion	—	28,322	—	—	—	—	—	(28,322)	—	(28,322)

Balance at December 31, 2019	218,561,319	$318,805	70,040,242	$700	—	$—	$1,717	$(91,019)	$7,240	$(81,362)

Net loss	—	—	—	—	—	—	—	(30,348)	—	(30,348)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,153	4,153
Preferred share accretion	—	31,870	—	—	—	—	—	(31,870)	—	(31,870)

Balance at December 31, 2020	218,561,319	$350,675	70,040,242	$700	—	$—	$1,717	$(153,237)	$11,393	$(139,427)

Net loss	—	—	—	—	—	—	—	(592,753)	—	(592,753)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(11,566)	(11,566)
Preferred share accretion	—	11,327	—	—	—	—	—	(11,327)	—	(11,327)
Merger recapitalization	(218,561,319)	(362,002)	9,547,104	96	—	—	49,842	—	—	49,938
Merger and PIPE financing, net of equity issuance costs of $38,215	—	—	67,498,704	675	—	—	481,182	—	—	481,857
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $9,293	—	—	13,000,000	130	—	—	237,577	—	—	237,707
Issuance of common stock in connection with business combinations	—	—	6,106,232	61	—	—	110,430	—	—	110,491
Stock-based compensation	—	—	—	—	—	—	466,306	—	—	466,306
Vesting of restricted shares	—	—	22,650,546	227	—	—	1,240	—	—	1,467
Issuance of B shares	—	—	—	—	18,500,000	2	—	—	—	2
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $583	—	—	928,447	9	—	—	17,058	—	—	17,067
Issuance of common stock in connection with warrant redemptions	—	—	3,814,350	38	—	—	96,378	—	—	96,416

Balance at December 31, 2021	—	$—	193,585,625	$1,936	18,500,000	$2	$1,461,730	$(757,317)	$(173)	$706,178

The accompanying notes are an integral part of these consolidated financial statements.

Genius Sports Limited

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash Flows from operating activities:
Net loss	$(592,753)	$(30,348)	$(40,207)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	59,351	35,043	27,974
Loss on disposal of assets	46	8	7
(Gain) loss on fair value remeasurement of contingent consideration	19,405	(271)	—
Stock-based compensation	489,474	—	—
Change in fair value of derivative warrant liabilities	11,412	—	—
Non-cash interest expense (income), net	2,444	6,835	6,440
Amortization of contract cost	808	538	231
Deferred income taxes	(13,409)	1,304	(5,480)
Loss on foreign currency remeasurement	192	464	2,023
Changes in assets and liabilities
Effect of business combinations	(22,411)	—	—
Accounts receivable, net	(24,306)	(5,046)	(7,408)
Contract asset	(11,906)	(4,030)	(1,872)
Prepaid expenses	(20,563)	(749)	(537)
Other current assets	3,350	(6,682)	(1,728)
Other assets	(1,702)	2,321	(4,413)
Accounts payable	9,577	(3,384)	7,136
Accrued expenses	20,858	11,930	10,164
Deferred revenue	4,050	9,021	8,598
Other current liabilities	2,218	520	1,189
Other liabilities	557	(401)	375

Net cash provided by (used in) operating activities	(63,308)	17,073	2,492
Cash flows from investing activities:
Purchases of property and equipment	(6,417)	(1,464)	(3,217)
Capitalization of internally developed software costs	(26,920)	(15,920)	(20,756)
Repayment of executive loan notes	4,738	—	—
Purchases of intangible assets	(25)	(1,389)	(279)
Acquisition of business, net of cash acquired	(103,871)	(3,934)	(470)
Proceeds from disposal of assets	176	51	99

Net cash used in investing activities	(132,319)	(22,656)	(24,623)
Cash flows from financing activities:
Proceeds from merger with dMY Technology Group, Inc. II	276,341	—	—
Proceeds from issuance of common shares	—	—	79
Proceeds from issuance of preference shares	—	—	6,079
Payment of contingent consideration	—	—	(666)
dMY Technology Group, Inc. II transaction costs	(24,828)	—	—
Capitalization of Genius equity issuance costs	(20,217)	—	—
PIPE financing, net of equity issuance costs	316,800	—	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs	254,774	—	—
Issuance of B shares	2	—	—
Preference shares payout and Incentive Securities Catch-Up Payment	(313,162)	—	—
Repayment of loans and mortgage	(96,959)	(21)	(21)
Proceeds from borrowings	—	10,024	1,394
Proceeds from exercise of Public Warrants	17,613	—	—
Proceeds from shareholder deposits	—	93	66

Net cash provided by financing activities	410,364	10,096	6,931
Effect of exchange rate changes on cash	(4,140)	(960)	(408)
Net increase (decrease) in cash	210,597	3,553	(15,608)
Cash, beginning of period	11,781	8,228	23,836

Cash, end of period	$222,378	$11,781	$8,228

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$887	$1,039	$400
Cash paid during the period for income taxes	$3,542	$891	$876
Supplemental disclosure of noncash investing and financing activities:
Preferred share accretion	$11,327	$31,870	$28,322
Deferred offering costs included in other current assets and accrued expenses	$—	$2,093	$—
Contingent consideration for acquisition of business included in other liabilities	$—	$—	$2,385
Conversion of preference shares to common stock	$69,272	$—	$—
Warrants acquired as part of merger with dMY Technology Group, Inc. II	$(84,664)	$—	$—
Exercise of Private Placement Warrants	$65,876	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares and public warrants are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI” and “GENI WS”, respectively.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements are presented in conformity with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation.

The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency

The accompanying consolidated financial statements are presented in United States Dollars (“USD”), which is the Company’s reporting currency. The Company’s functional currency is the Pound Sterling (“GBP”). For transactions entered into in a currency other than its functional currency, monetary assets and liabilities are re-measured into GBP at the current exchange rate as of the applicable balance sheet date, and all non-monetary assets and liabilities, along with equity are re-measured at historical rates. Income and expenses are re-measured at the average exchange rate prevailing during the period. Gains and losses resulting from foreign exchange transactions and revaluation of monetary assets and liabilities in non-functional currencies are included in other income (expense) in the consolidated statements of operations. Translation adjustments resulting from the process of translating local currency financial statements into USD are included in determining other comprehensive income (loss).

Comprehensive Loss

Comprehensive loss consists of the Company’s net loss and foreign currency translation adjustments related to the effect of foreign exchange on the value of the Company’s assets and liabilities denominated in currencies other than USD. The cumulative net translation gain or loss is included in the Company’s consolidated statements of comprehensive loss.

Business Combinations

The Company allocates the fair value of consideration transferred to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require the Company to make significant estimates and assumptions, especially with respect to intangible assets. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates. Allocation of consideration transferred to identifiable assets and liabilities affects the Company’s amortization expense, as acquired finite-lived intangible assets are amortized over their useful lives, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, fair value of warrant liability, fair value estimates of derivatives, allowance for doubtful accounts, revenue recognition, fair value of contingent consideration, purchase price allocation including fair value estimates of intangible assets and goodwill, the estimated useful lives of property and equipment and intangible assets and capitalization of internally developed software costs. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, may choose to adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Liquidity and Capital Resources

The Company experienced operating losses for the years ended December 31, 2021, 2020 and 2019. The Company expects to continue to incur operating losses due to the investments it intends to make to its business, including development of products. Based on anticipated spend, timing of expenditure assumptions, along with market conditions, the Company expects that its cash will be sufficient to fund its operating expenses and capital expenditure requirements for at least one year after issuance of the accompanying consolidated financial statements. The Company may seek to raise additional funds through either equity or debt issuances to continue its investment in new product launches and related marketing initiatives and make strategic acquisitions. If the Company is unable to raise additional capital when desired and on reasonable terms, the business, results of operations, and financial condition could be adversely affected. The Company’s long-term success is dependent upon its ability to successfully market its products and services; generate revenue; maintain or reduce its operating costs and expenses; meet its obligations; obtain additional capital when needed; and, ultimately, achieve profitable operations.

Significant Risks and Uncertainties

The Company is subject to those risks common in the sports betting industry and also those risks common to highly regulated industries including, but not limited to, the possibility of not being able to successfully develop or market its products; foreign currency risk; technological obsolescence; competition; dependence on key personnel and key external alliances; the successful protection of its proprietary technologies data, and intellectual property rights; branding; compliance with government regulations and specifically with data protection and privacy laws; litigation; systems and infrastructure failure; interest rate risk; seasonal fluctuations; ability to grow via strategic acquisitions and successfully integrate the acquired businesses; fraud, corruption, or negligence related to sports events; and the possibility of not being able to obtain additional financing when needed.

The outbreak of COVID-19 has negatively affected economic conditions regionally as well as globally, and has caused a reduction in consumer spending and continues to have an unpredictable impact on consumer spending and the operation of leisure and sporting events. Efforts to contain the effect of the virus have included business closures, travel restrictions and restrictions on public gatherings and events. Governments around the world, including governments in Europe and state and local governments in the U.S., restricted business activities and strongly encouraged, instituted orders or otherwise restricted individuals from leaving their home. To date,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

governmental authorities imposed or recommended various measures, including social distancing, quarantine and stay-at-home or “shelter-in-place” directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, and cancellation of events, including sporting events, concerts, conferences and meetings.

The direct impact on the Company’s business and the business of the Company’s customers, including sports organizations and bookmakers, beyond disruptions in normal business operations in several of the Company’s and customers’ offices and business establishments, has been primarily through the suspension, postponement and cancellation of sports and sporting events primarily during 2020 and the start of 2021. The suspension, postponement and cancellation of sporting events affected by COVID-19 reduced the volume of sporting events on which the Company collected data and had an adverse impact on the Company’s revenue and the revenue of the Company’s customers and sports organizations for the year ended December 31, 2020. Additionally, as a result of the cancellation of major and professional sporting events, bookmakers increased demand for lower-tier events. Providing data for such lower-tier and amateur events to meet this demand exposed our business to additional risk, including risks related to fraud, corruption or negligence, reputational harm, regulatory risk, privacy risk and certain other risks related to our international operations. Although sports seasons and sporting events recommenced during 2021, the rapid development and fluidity of this situation precludes any prediction as to the ultimate impact of COVID-19, which remains a material uncertainty and risk with respect to us, our performance, and our financial results. The revenue of the Company’s customers and sports organizations and the Company’s revenue continues to depend on sports events taking place, and the Company may not generate as much revenue as we would have without the cancellation or postponements in the wake of COVID-19 and its variants. Any significant or prolonged decrease in sporting events and in consumer spending on entertainment or leisure activities could adversely affect the demand for offerings of the Company’s customers and sports organizations and, in turn, the Company’s offerings, reducing the Company’s cash flows and revenues, and thereby materially harm the Company’s business, financial condition, results of operations and prospects.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains the majority of its cash balances in accounts held by major banks and financial institutions, which management believes to be of high credit quality, and generally located in regions where the Company operates. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of December 31, 2021, one customer accounted for 11% of the Company’s accounts receivable. No individual customer accounted for 10% or more of the Company’s accounts receivable as of December 31, 2020.

As of December 31, 2021, one vendor accounted for 61% of the Company’s accounts payable. As of December 31, 2020, one vendor accounted for 17% of the Company’s accounts payable.

Segment Information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), consisting of the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. In addition, the Company’s CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. As a result, management has determined that the Company’s business operates in a single operating segment. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no restricted cash amounts as of December 31, 2021 and 2020.

Accounts Receivable

Accounts receivable represent amounts billed to customers in accordance with contract terms for which payment has not yet been received. Receivables are not collateralized and do not bear interest. Receivables are presented net of the allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts to reduce the Company’s receivables to net realizable value. The Company determines the allowance based on known troubled accounts, historical experience, and other currently available evidence.

Financial Assets

Notes receivables are measured at the fair value of consideration transferred, net of transaction costs, and are measured subsequently at amortized cost using the effective interest method.

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. The executive notes receivable carried a 2.5% annual interest rate and was a full-recourse loan. As of December 31, 2021 and 2020, the outstanding balance on the executive notes receivable, inclusive of interest, was zero and $4.7 million, respectively. See Note 9 — Other Assets and Note 20 — Related Party Transactions.

Inventory

Inventory mainly consists of video and other camera equipment for resale to customers. Inventory is stated at the lower of cost or net realizable value. Costs are computed under the standard cost method, which approximates actual costs determined on a first-in, first-out basis. Net realizable value is determined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation. The Company assesses inventory quarterly for slow moving products and potential impairment, and records write-downs of inventory to cost of revenue. The Company had no significant inventory write-downs in the years ended December 31, 2021, 2020 and 2019. Inventory is included in other current assets in the consolidated balance sheets. As of December 31, 2021 and 2020, total inventory consisted of finished goods of $0.5 million and $0.4 million, respectively.

Deferred Offering Costs

Deferred offering costs consist of direct legal, accounting and other fees related to the merger with dMY Technology Group, Inc. II (see Note 2 – Reverse Capitalization). These costs are capitalized as incurred in other current assets in the consolidated balance sheets and were offset against the merger proceeds within shareholders’ equity (deficit) upon the consummation of the merger. Deferred offering costs as of December 31, 2021 and 2020 were zero and $2.1 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of respective assets. The estimated useful lives of the Company’s assets are as follows:

Estimated Useful Lives
(years)
Buildings	50
IT equipment	3
Furniture and fixtures	4
Other equipment	10

For leasehold improvements, the estimated useful lives are limited to the shorter of the useful life of the asset or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. When an asset is sold or otherwise disposed of, the cost and associated accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized in the consolidated statements of operations.

Internally Developed Software

Software that is developed for internal use is accounted for pursuant to ASC 350-40, Intangibles, Goodwill and Other — Internal-Use Software (“ASC 350-40”). Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Internally developed software is amortized using the straight-line method over an estimated useful life of three years and the related amortization expense is classified as cost of revenue in the consolidated statements of operations.

Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization, separately from goodwill. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Data rights

Data rights are finite-lived intangible assets amortized on a straight-line basis over their estimated useful life of ten years. Data rights represent legally protected rights to collect sports data for use in the Company’s product offerings and are typically generated through business combinations. The related amortization expense is classified in cost of revenue in the consolidated statements of operations.

Technology

Technology is finite-lived intangible asset amortized on a straight-line basis over its estimated useful life of three years. Technology primarily represents Genius Sports proprietary sports management technology platform generated through business combinations. The related amortization expense is classified as cost of revenue in the

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consolidated statements of operations. Technology also includes other acquired third party software not acquired in business combinations. The related amortization expense for third-party software is generally classified as general and administrative and research and development expenses in the consolidated statements of operations.

Marketing Products

Marketing products are finite-lived intangible assets amortized on a straight-line basis over their estimated useful lives, ranging from three to fifteen years. Marketing products include customer contracts and trademarks generated through business combinations. The related amortization expense is classified as general and administrative expense in the consolidated statements of operations.

Goodwill

Goodwill represents the difference between the purchase price and the fair value of assets and liabilities acquired in a business combination. Goodwill is not amortized. The Company has a single reporting unit. The Company reviews goodwill for impairment annually on the first day of its fourth quarter and also if events or changes in circumstances indicate the occurrence of a triggering event. The Company reviews goodwill for impairment by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment.

Impairment of Long-Lived Assets

Long-lived assets, except for goodwill, primarily consist of property and equipment and finite-lived intangible assets. Long-lived assets, except for goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying amount of the underlying asset or asset group exceeds its fair value. No impairment loss was recognized for the years ended December 31, 2021, 2020 and 2019.

Leases

An arrangement is or contains a lease if there are specified assets and the right to control the use of a specified asset is conveyed for a period in exchange for consideration. Upon lease inception, the Company classifies leases as either operating or capital leases. Leases are classified as capital leases when the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Capital leases are recognized on the consolidated balance sheets, whereas operating leases are not. The Company did not have any capital leases in the years ended December 31, 2021, 2020 and 2019, respectively. For operating leases, the Company recognizes rent expense on a straight-line basis over respective lease terms.

Investments

The Company uses the equity method when it has the ability to exercise significant influence over operating and financial policies of an entity but does not have control of the entity. Under the equity method of accounting, an investment is initially recorded on the balance sheet at cost, representing the Company’s proportionate share of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

fair value. The investment is subsequently adjusted to reflect the Company’s proportionate share of net earnings or losses recognized, distributions received, contributions made and certain other adjustments, as appropriate. The Company does not record losses of the equity method investee in excess of its investment balance unless the Company is liable for obligations of the equity method investee or is otherwise committed to provide financial support to the equity method investee.

The Company held no equity method or other investments as December 31, 2021 and 2020.

Derivatives

The Company accounts for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”), which requires additional disclosures about the Company’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedging items affect the consolidated financial statements.

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risk. Terms of debt instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required under ASC 815 to be accounted for separately from the host contract and recorded on the consolidated balance sheets at fair value. An evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results.

Public and Private Placement Warrants

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. See Note 11 – Derivative Warrant Liabilities below for further discussion of the Warrants.

Short-term and Long-term Borrowings

The Company accounts for its loan instruments using an amortized cost model. Debt issuance costs, lender fees, and allocated proceeds to other financial instruments issued simultaneously to lenders reduce the initial carrying amount of the loan instruments. The carrying value is accreted to the stated principal amount at contractual maturity using the effective-interest method with a corresponding charge to interest expense. Debt discounts are presented on the consolidated balance sheets as a direct deduction from the carrying amount of related debt.

Fair Value Measurement

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

measurement date. The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis under ASC 820, Fair Value Measurements and Disclosures, include warrant liabilities and contingent consideration (see Note 16 — Fair Value Measurements for details). The Company also measures certain other instruments, including stock-based compensation awards and certain assets and liabilities acquired in a business combination at fair value on a nonrecurring basis. The determination of fair value involves the use of appropriate valuation methods and relevant inputs into valuation models. The fair value of the Company’s other assets and liabilities, which qualify as financial instruments under ASC 820 approximates the carrying amounts represented in the consolidated balance sheets.

Revenue Recognition

Effective January 1, 2019, Genius Sports adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) and ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers (“ASC 340-40”). Genius Sports adopted ASC 606 using the full retrospective method. The cumulative effect of the adoption was immaterial to the consolidated financial statements.

ASC 606 requires companies to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires more detailed disclosures to enable readers of the financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company determines revenue recognition through the following steps:

•	Identify the contract, or contracts, with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to performance obligations in the contract; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•	Recognize revenue when, or as, the Company satisfies performance obligations by transferring the promised good or services.

Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company primarily recognizes revenue from the delivery of products and services to customers in connection with the major product groups described below.

Nature of Products and Services

Betting Technology, Content and Services

The Company primarily provides official sports data for in-game and pre-match betting, outsourced trading and risk management services through the Company’s proprietary sportsbook platform to sportsbook operators. Customers access the Company’s sportsbook platform and associated services through the cloud in a hosting service over the contract term. Customers do not take possession of the software. The Company stands ready to provide official sports data and services on a continuous basis through the platform over the contract term.

In conjunction with the platform, the Company also provides customers with software updates to its sportsbook platform and technical support. These services are provided to customers on a continuous basis over the contract term, and therefore, revenue is recognized on a consistent basis with the platform hosting service.

Customers contract for the platform either under fixed fee or profit share arrangements. In fixed fee arrangements customers generally pay a fixed price for access to the official data and services platform. The fixed fee covers a minimum number of sporting events, and customers pay overages for events above the minimum. Payments are generally made either quarterly or monthly in advance. For overages, the Company estimates these amounts as variable consideration and applies the constraint to the extent it is probable there will be a significant reversal of cumulative revenue. The Company uses a time-elapsed measure of progress to recognize revenue as the Company provides access to the platform over the contract term.

In profit share arrangements, the Company generates revenues based on a percentage of sportsbook operator profits. These arrangements generally do not specify a minimum number of sporting events. The Company generally invoices for these arrangements monthly in arrears. Variable consideration is allocated to distinct time increments of the service and recognized over the contract term as the Company satisfies each time increment of the service. Certain profit share arrangements also contain fixed fees but no minimum number of sporting events. In these contracts, the Company recognizes the fixed fees as revenue using a time-elapsed measure of progress to recognize revenue as the Company provides access to the platform over the contract term.

Media Technology, Content and Services

Media Technology

The Company primarily provides advertising services to sports leagues and federations, along with sportsbook operators, and other global brands in the sports ecosystem. These services generally include personalized online marketing campaigns in which the Company, through its cloud-based marketing platform, uses real-time sports data to identify target audiences, manages the acquisition of digital advertising space, and transmits advertisements on behalf of its customers.

The services are generally provided over a contract term of one year or less. The arrangements contain fixed fees, which are generally prepaid by customers. Revenue is recognized over time as the services are performed using an input method based on costs to secure advertising space. The Company is the principal in these arrangements as it is primarily responsible for delivering the advertisements, and bears inventory risk; therefore, revenue is presented gross.

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Creative Video Marketing

The Company provides customers with data driven video marketing capabilities through a creative performance platform. Customers generally access the Company’s SaaS creative performance platform through a fixed fee annual license model. Customers do not take possession of the platform’s underlying software. Revenue is recognized over time as the Company stands ready to provide access to the platform on a continuous basis over the contract term.

Customers may also choose to engage the Company and leverage the creative performance platform to create bespoke, scalable video marketing assets for campaigns. Campaigns are short-term in nature, covering a period of one year or less. Customers do not receive access to the platform, instead, taking control of the video marketing assets created by the Company upon delivery and acceptance. The Company recognizes revenue at the point in time at which control of the video marketing assets transfers to the customer.

Fan Engagement

The Company provides customers with a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games. Customers subscribe to the products through a fixed fee annual license model, subject to certain variable components. The Customers do not take possession of the products and F2P games as they are accessed through a hosted service over a specified number of events or defined sporting season. Revenue is recognized over-time on a straight-line basis as customers receive and consume benefit of the products and F2P over the course of the number of events or defined sporting season.

Sports Technology and Services

Sports Technology

The Company provides technology that enables sports leagues and federations to capture, manage, and distribute their official sports data, along with other tools and services and updates and technical support. These software solutions are tailored for specific sports. Customers access the Company’s sports technology through the cloud in a hosting environment over the contract term. Customers typically do not have the ability take possession of the software. Depending on the service, the Company either stands ready to provide the hosting service on a continuous basis over the contract term or offers the hosting service for a specified number of events or defined sporting season.

In connection with these hosting services, the Company primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, the Company estimates the fair value of noncash consideration by reference to the estimated standalone selling price of the services promised to the customer maximizing the use of observable inputs. Revenue is recognized either ratably over the contract term or as the services are provided by event or season, depending on the nature of the performance obligation.

In conjunction with the hosting service, the Company also provides customers with software updates and technical support. Revenue is recognized for the services on a consistent basis with the hosted service.

The Company also provides sports leagues and federations with integrity services inclusive of active bet monitoring solutions that flag suspicious betting activity, along with educational and other consultancy services. These services are often bundled in arrangements for other Sports Technology and Services where the Company receives noncash consideration. However, integrity services are also sold on a standalone basis in fixed fee arrangements. Revenue is recognized either ratably over the contract term or as the services are provided, depending on the nature of the performance obligation.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Tracking, Analytics and Video Augmentation

The Company provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game. Customers generally contract for the combined output of the tracking service and the tracking data platform under a fixed fee arrangement. Customers access the Company’s tracking data platform through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software for the tracking data platform. The Company stands ready to provide tracking services and access to the tracking data platform on a continuous basis through the hosted service over the contract term. The tracking equipment is generally leased to customers in an operating lease arrangement, with equipment rental income accounted for under the scope of ASC 840 Leases rather than the ASC 606. Equipment rental income, if material, is disclosed separately as other revenue in Note 4 — Revenue.

Sports teams and leagues can purchase access to separate data analytics programs through a fixed fee annual license model. Customers access the Company’s data analytics programs through the cloud in a hosting service over the contract term. Customers do not take possession of the underlying software in the data analytics programs. The Company stands ready to provide access to the data analytics programs on a continuous basis over the contract term.

The Company provides sports leagues and media partners with real-time video augmentation services that allow for the production of informative and visually appealing content to drive fan engagement. Customers generally agree a fixed fee and a fixed number of matches for which augmented video streams will be provided. The video augmentation services are generally provided over a contract term of one year or less. Revenue is recognized over time using an output method based on video augmentations delivered.

Other Policies, Judgments, and Practical Expedients

Arrangements with Multiple Performance Obligations

The Company’s contracts for Betting Technology, Content and Services and Sports Technology and Services often involve multiple performance obligations. For these contracts, the Company applies judgment and accounts for individual goods or services separately if the customer can benefit from the good or service on its own or with other resources that are readily available to the customer and the good or service is separately identifiable from other promises in the arrangement. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The Company determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs.

Significant Financing Components

In certain contracts, the Company receives payment from a customer either before or after the performance obligation has been satisfied. In these instances where the timing of revenue recognition differs from the timing of payment, the expected timing difference between payment and satisfaction of performance obligations for the Company’s contracts is generally one year or less; therefore, the Company applies a practical expedient and does not consider the effects of the time value of money. Any other differences between receipt of payment and satisfaction of performance obligations do not include a significant financing component because the primary purpose is not to receive or provide financing to customers.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Modifications

The Company may modify contracts to offer customers additional goods or services. Each of the additional goods and services are generally considered distinct from those goods or services transferred to the customer before the modification. The Company evaluates whether the contract price for the additional goods and services reflects the standalone selling price as adjusted for facts and circumstances applicable to that contract. In these cases, the Company accounts for the additional goods or services as a separate contract. In other cases where the pricing in the modification does not reflect the standalone selling price as adjusted for facts and circumstances applicable to that contract, the Company accounts on a prospective basis where the remaining goods and services are distinct from the original items and on a cumulative catch-up basis when the remaining goods and services are not distinct from the original items.

Judgments and Estimates

The Company applies judgment in determining whether it is the principal or agent in providing products and services to customers. The Company generally controls all products and services before transfer to customers as the Company is primarily responsible to deliver the products and services to customers, bears inventory risk, and has discretion in establishing prices.

Accounting for contracts recognized over time under ASC 606 involves the use of various techniques to estimate total contract revenue and costs. Due to uncertainties inherent in the estimation process, it is possible that estimates of variable consideration or costs to complete a performance obligation will be revised in the near-term. The Company reviews and updates its contract-related estimates, and records adjustments as needed.

In fixed fee Betting Technology, Content and Services arrangements the Company applies the expected value method to estimate variable consideration in the contract, primarily factoring its historical experience with similar contract-types and customer relationships, along with expected market activity and customer forecasts. In applying the constraint, the Company considers susceptibility of variable consideration to factors outside the Company’s control (i.e., market volatility and actions by customers). Additionally, the Company considers historical experience with similar contract types and customer relationships, as well as the broad range of possible consideration amounts associated with overages for a given customer contract.

For fixed fee Betting Technology, Content and Services arrangements with variable consideration associated with overages to the extent the Company’s estimate of the transaction price, including consideration of the constraint changes, the Company records a cumulative-effect adjustment to adjust revenue recognized to date. For those performance obligations for which revenue is recognized using an input method, changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made. The impact of application of catch-up adjustments were immaterial in the periods presented.

Costs Capitalized to Obtain Contracts with Customers

The Company capitalizes incremental costs of obtaining contracts with customers. The Company has determined that certain internal sale force incentive programs meet the requirements to be capitalized. The Company applies the practical expedient to expense costs as incurred for costs to obtain contracts with customers when the amortization period would have been one year or less. Capitalized incremental costs are recognized over related contract terms. Capitalized amounts are recoverable through future revenue streams under all non-cancelable customer contracts. The Company periodically evaluates whether there have been any changes in its business, the market conditions in which it operates or other events which would indicate that its amortization period should be changed or if there are potential indicators of impairment.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Capitalized costs to obtain contracts with customers are included in other assets in the accompanying consolidated balance sheets. Amortization of capitalized costs to obtain contracts with customers is included in sales and marketing expense in the accompanying consolidated statements of operations.

During the year-ended December 31, 2021, the Company capitalized $1.0 million of costs to obtain contracts with customers and amortized $0.8 million. During the year-ended December 31, 2020, the Company capitalized $0.7 million of costs to obtain contracts with customers and amortized $0.5 million. During the year ended December 31, 2019, the Company capitalized $1.3 million of costs to obtain contracts with customers and amortized $0.2 million. There were no impairments of costs to obtain contracts with customers for all periods presented in the accompanying consolidated financial statements.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with the delivery of the Company’s products and services. These include but are not limited to expenses associated with data collection/procurement, third-party data rights, data production, server and bandwidth costs, client services, along with media and advertising costs directly associated with the Company’s media offerings. Cost of revenue also includes costs of inventory, costs associated with personnel salaries and benefits, stock-based compensation, sales commissions, depreciation of property and equipment, amortization of internal use software, and amortization of acquired data rights, technology, and marketing products.

Sales and Marketing

Sales and marketing expenses consist primarily of expenses associated with advertising, events sponsorship, association memberships, marketing subscriptions, consulting costs, amortization of contract costs, stock-based compensation and related personnel costs and benefits.

Research and Development

Research and development expenses consist primarily of costs incurred for the development of new products related to the Company’s platform and services, as well as improving existing products and services. The costs incurred include stock-based compensation, related personnel salaries and benefits, facility costs server and bandwidth costs consulting costs, and amortization of production software costs. To date, research and development expenses have been expensed as incurred and included in the consolidated statements of operations.

General and Administrative

General and administrative expenses consist of stock-based compensation, personnel salaries and benefits, legal-related costs, other professional service fees, rent expense and depreciation of property and equipment.

Transaction Expenses

Transaction expenses consist primarily of advisory, legal, accounting, valuation, and other professional or consulting fees in connection with the Company’s corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Stock-based Compensation

The Company records stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation (“ASC 718”). The Company measures the cost of stock-based awards including restricted shares

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and stock options granted to employees and directors based on the grant date fair value of the awards. For stock-based awards subject only to service conditions, the Company recognizes compensation cost for these awards on a straight-line basis over the requisite service period. For stock-based awards subject to market conditions, the Company recognizes compensation cost on a tranche-by-tranche basis (the accelerated attribution method). The Company’s equity-classified non-employee awards are measured based on the grant date fair value of the awards and the Company recognizes compensation cost on a tranche-by-tranche basis. The Company elects to recognize the effect of forfeitures in the period they occur.

Income Taxes

Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence are considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that deferred tax assets would be realized in the future, in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process which includes (1) determining whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognized income tax positions are measured at the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included in the deferred tax liability line in the consolidated balance sheets.

Net Loss Attributable Per Share to Common Shareholders

Basic net loss per share attributable to common shareholders is computed by dividing the Company’s net loss attributable to common shareholders by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to common shareholders is computed by giving effect to all potentially dilutive securities, including stock options. Basic and diluted net loss per share attributable to common shareholders are the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount within a range of loss can be reasonably estimated. When no amount within the range is a better estimate than any other amount, the Company accrues for the minimum amount within the range. Legal costs incurred in connection with loss contingencies are expensed as incurred.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02 codified as ASC 842, Leases (“ASC 842”), which addresses the recognition and measurement of leases. Under the new guidance, for all leases (with the exception of short-term leases), at the commencement date, lessees will be required to recognize a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to control the use of a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. In July 2018, the FASB issued ASU 2018-11, Targeted Improvements — Leases (Topic 842). This update provides an alternative transition method that allows entities to elect to apply the standard prospectively at its effective date, versus recasting the prior periods presented. In June 2020, the FASB issued ASU 2020-05, deferring the effective date for one year for all other entities to annual periods beginning after December 15, 2021 and interim periods within annual periods beginning after December 15, 2022. The Company plans to adopt ASC 842 using the alternative transition method for our annual reporting period beginning on January 1, 2022. The qualitative and quantitative effects of adoption of ASC 842 are still being analyzed, and the Company is in the process of evaluating the full effect, including the total amount of both financing and operating leases, the new guidance will have on the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the Company beginning January 1, 2023, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s financial statements and does not expect it to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 is effective for the Company beginning January 1, 2022, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

Recently Adopted Accounting Guidance

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718), to simplify the accounting for stock-based payments to non-employees by aligning it with the accounting for stock-based payments to employees, with certain exceptions. Under the new standard, equity-classified non-employee awards will be initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement will be based on an estimate of the fair value of the equity instruments to be issued. Refer to Note 15 — Stock-based Compensation for the impact of the standard on the Company’s consolidated financial statements, for non-employee stock compensation.

In August 2018, the FASB issued ASU 2018-15, Intangibles Goodwill and Other Internal-Use Software (Topic 350-40). This ASU addresses users’ accounting for implementation costs incurred in a cloud computing arrangement that is a service contract and also adds certain disclosure requirements related to implementation costs incurred for internal-use software and cloud computing arrangements. The amendment aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). ASU 2018-15 is effective for fiscal

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

years beginning January 1, 2021. The amendments in this ASU can be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company adopted the standard and the adoption had no material impact on the Company’s consolidated financial statements.

Note 2. Reverse Capitalization

On April 20, 2021, the Merger was consummated.

Pursuant to the Business Combination Agreement, at Closing, the Company underwent a pre-closing reorganization wherein all existing classes of shares of Maven Topco (except for certain preference shares which were redeemed and cancelled as part of the reorganization) were exchanged for newly issued ordinary shares of the Company (“Genius ordinary shares”). Additionally, solely with respect to the Incentive Securities (defined below in Note 15 — Stock-based Compensation) of Maven Topco that were unvested prior to such reorganization and because the holders of such shares executed and delivered support agreements agreeing to the vesting and restrictions provisions therein, such shares were exchanged for the Company’s restricted shares. See Note 15 — Stock-based Compensation.

Pursuant to the Business Combination Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, the following has occurred: (a) dMY’s issued and outstanding shares of Class B shares have converted automatically on a one-for-one basis into Class A shares; and (b) Genius Merger Sub, Inc, a whole-owned subsidiary of the Company, has merged with and into dMY, with dMY continuing as the surviving company, as a result of which (i) dMY has become a wholly-owned subsidiary of the Company; (ii) each issued and outstanding unit of dMY, consisting of one Class A share and one-third of one warrant were automatically detached, (iii) each issued and outstanding Class A share was converted into the right to receive one Genius ordinary share; (iv) each issued and outstanding dMY warrant to purchase a share of dMY Class A common stock have become exercisable for one Genius ordinary share. Additionally, pursuant to the Business Combination Agreement, certain dMY shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 1,296 shares of dMY common stock for gross redemption payments of $12,966.

Concurrently with the execution of the Business Combination Agreement, a number of accredited and institutional investors (the “PIPE Investors”) subscribed to purchase an aggregate of 33,000,000 Genius ordinary shares, for a purchase price of $10.00 per share, for an aggregate purchase price of $330,000,000, to be issued immediately prior to or substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment was also consummated on April 20, 2021.

The Merger was accounted for as a reverse capitalization in accordance with US GAAP. Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes and the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. See “Basis of Presentation and Principles of Consolidation” in Note 1 — Description of Business and Summary of Significant Accounting Policies for further details. In connection with the Merger, the Company raised gross proceeds of $606.3 million including the contribution of $276.3 million of cash held in dMY’s trust account from its initial public offering and gross proceeds from PIPE Investment of $330 million less issuance costs of $13.2 million.

Pursuant to the Business Combination Agreement, with the proceeds raised, the Company paid for redemption of certain preference shares of Maven Topco of $292.7 million, repaid certain loans granted by Maven Topco of $96.9 million and made a catch-up payment of $15.7 million related to certain executive’s holdings of the Company’s Incentive Securities (net of proceeds from repayment of certain employee loan).

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the Merger, the Company incurred direct and incremental transaction costs of approximately $20.2 million associated with equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds in the consolidated statements of changes in temporary equity and shareholders’ deficit.

The number of Genius ordinary shares issued immediately following the consummation of the Merger was:

dMY Class A common stock outstanding prior to the Merger	27,600,000
Less: redemption of dMY shares	1,296

Genius ordinary shares issued to dMY Class A common stockholders	27,598,704
Genius ordinary shares issued to dMY Class B common stockholders	6,900,000
Genius ordinary shares issued to PIPE Investors	33,000,000

Total Genius ordinary shares issued in connection with the Merger and PIPE Investment	67,498,704
Genius ordinary shares converted from legacy Maven Topco shares(1)	100,137,777

Total Genius ordinary shares issued immediately after the Merger	167,636,481

(1)

Includes 79,587,346 Genius ordinary shares converted from existing classes of shares of Maven Topco and 20,550,431 Genius ordinary shares related to vested rollover Incentive Securities. See Note 15 — Stock-based Compensation for further details.

Note 3. Business Combinations

Second Spectrum Acquisition

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum, Inc (“Second Spectrum”) for a total consideration of $198.3 million including $115.0 million in cash and $83.3 million in equity, reflecting a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021. Second Spectrum is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world. The financial results of Second Spectrum have been included in the Company’s consolidated statements of operations statements since the acquisition date of June 15, 2021.

Consideration Transferred

The summary computation of consideration transferred is presented as follows (in thousands):

Consideration Transferred
Cash for outstanding Second Spectrum capital stock(1)	$111,535
Fair value of Genius Sports Limited common stock issued for outstanding Second Spectrum capital stock(2)	83,291
Cash for vested outstanding Second Spectrum equity awards(3)	3,490

Total consideration transferred	$198,316

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Includes cash consideration paid to former Second Spectrum shareholders totaling $111.5 million.
(2)

Represents the issuance of 4.7 million shares of the Company’s common stock at June 15, 2021 closing price of $17.74 per share to the former Second Spectrum shareholders. See Note 16 — Fair Value Measurements for details of additional shares issued in early 2022.

(3)

Includes $3.5 million cash settlement of Second Spectrum’s vested outstanding stock options as of June 15, 2021 associated with the pre-acquisition services provided by former Second Spectrum shareholders.

Purchase Price Allocation

Fair values are based on management’s analysis including work performed by third party valuation specialists. The following table summarizes the fair value of assets acquired and liabilities assumed on the acquisition date of June 15, 2021, with the excess recorded as goodwill (in thousands):

Fair value of net assets acquired
Cash and cash equivalents	$43,865
Accounts receivables, net	1,126
Prepaid expenses	252
Other current assets	1
Property and equipment, net	5,187
Intangible assets, net	83,800
Other assets	167
Goodwill(1)	101,411

Total assets acquired	$235,809

Accounts payable	273
Accrued expenses	13,961
Deferred revenue	6,670
Other current liabilities	454
Deferred tax liability	16,135

Total liabilities assumed	$37,493

Total consideration transferred	$198,316

(1)	Reflects a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021

The following table sets forth the components of identifiable intangible assets acquired and their weighted average useful lives by major class of intangible assets as of the acquisition date of June 15, 2021 (in thousands):

	Useful Lives	As of June 15, 2021
	(years)	(in thousands)
Technology	3	$50,000
Marketing products(1)	3 – 15	33,800

Total intangible assets acquired subject to amortization		$83,800

(1)	Includes customer relationships of $31.0 million with a useful life of 3 years and trademarks of $2.8 million with an useful life of 15 years

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill is primarily attributed to expected growth in new contracted customer contracts, new technologies anticipated from the acquisition and the assembled workforce of Second Spectrum. The goodwill acquired will not generate amortization deductions for income tax purposes.

During the year ended December 31, 2021, the Company incurred transaction costs of $5.7 million in connection with the acquisition of Second Spectrum which was recorded in transaction expenses in the consolidated statements of operations.

The Company’s consolidated statements of operations for the year ended December 31, 2021 included revenue of $13.8 million and net loss of $12.0 million from Second Spectrum since the acquisition date of June 15, 2021.

Unaudited Pro Forma Information

The following unaudited pro forma financial information presents combined results of operations for the periods presented as if the acquisition of Second Spectrum had occurred on January 1, 2020 (in thousands):

	Year Ended December 31,
	2021	2020
Pro forma revenue	$272,281	$167,002
Pro forma net loss	(588,284)	(88,484)

The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or the future consolidated results of operations of the Company. The pro forma financial information presented above has been derived from the historical consolidated financial statements of the Company and from the historical accounting records of Second Spectrum.

The unaudited pro forma results include certain pro forma adjustments to revenue and net loss that were directly attributable to the acquisition, assuming the acquisition had occurred on January 1, 2020, including the following:

(1)

Transaction costs of approximately $10.7 million are assumed to have occurred on January 1, 2020 and are recognized as if incurred in the first quarter of 2020. Of these transaction costs, $6.6 million are incurred by Second Spectrum and $4.1 million are incurred by the Company.

(2)

Payment of approximately $1.6 million related to the acceleration of Second Spectrum’s historical unvested stock options as a result of the acquisition is assumed to have occurred on January 1, 2020 and is recognized as if incurred in the first quarter of 2020.

Oppia Acquisition

On July 31, 2019, the Company acquired all outstanding equity interests in Oppia Performance BVBA (“Oppia”) for cash and contingent consideration of approximately $2.9 million. Oppia provides proprietary technology which delivers low cost automated streaming content. The Company included the financial results of Oppia in the consolidated financial statements from the date of the acquisition. The acquisition was not material to the Company’s consolidated financial statements. Also, transaction costs were not material to the Company’s consolidated financial statements. In allocating consideration transferred based on estimated fair values, the Company recorded $2.6 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. In the year ended December 31, 2021 and 2020, the Company recorded $1.6 million and $0.3 million income from gain on fair value remeasurement of contingent consideration, respectively.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Sportzcast Acquisition

On December 10, 2020, the Company acquired all outstanding equity interests in Sportzcast, Inc. (“Sportzcast”) for cash of approximately $4.4 million. Sportzcast focuses on providing devices and solutions to translate very low latency official sports data feeds directly from sporting arenas and stadiums into a standard data format. The Company included the financial results of Sportzcast in the consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.2 million in connection with the acquisition of Sportzcast which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $1.8 million of newly acquired intangible assets including Technology and Marketing Products and $2.2 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition was not material to the Company’s consolidated financial statements.

FanHub Acquisition

On June 9, 2021, the Company acquired all outstanding equity interests in Fan Hub Media Holdings Pty Limited (“FanHub”) for cash of approximately $13.2 million and equity of approximately $19.0 million. FanHub is a leading provider of free-to-play (F2P) games and fan engagement solutions and provides a suite of technology solutions built around three core service offerings: games, betting and social activation. The Company included the financial results of FanHub in the consolidated financial statements from the date of the acquisition. The Company incurred transaction costs of $0.4 million in connection with the acquisition of FanHub which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.0 million of newly acquired intangible assets including Technology and Marketing Products and $20.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition was not material to the Company’s consolidated financial statements.

Spirable Acquisition

On August 17, 2021, the Company acquired all outstanding equity interests in Photospire Limited (“Spirable”) for an aggregate consideration transferred of $43.5 million including cash, equity and contingent consideration of $27.2 million, $9.7 million and $6.6 million, respectively. Spirable, based in London, United Kingdom, is a leading creative performance platform that allows brands, agencies and rights holders to create, automate and optimize highly personalized content. The Company incurred transaction costs of $2.8 million in connection with the acquisition of Spirable which was recorded in transaction expenses in the consolidated statements of operations. In allocating consideration transferred based on estimated fair values, the Company recorded $13.8 million of newly acquired intangible assets including Technology and Marketing Products and $30.5 million of goodwill. The goodwill is not deductible for U.S. income tax purposes. The acquisition is not material to the Company’s consolidated financial statements. In the year ended December 31, 2021, the Company recorded $0.8 million expense from loss on fair value remeasurement of contingent consideration.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Revenue

Disaggregation of Revenues

Revenue by Major Product Group

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Point in time revenues were immaterial for all periods presented in the consolidated statements of operations. Revenue for the Company’s major product groups consists of the following (in thousands):

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue by Product Group
Betting Technology, Content and Services	$177,201	$110,618	$88,370
Media Technology, Content and Services	48,312	23,055	11,883
Sports Technology and Services	37,222	16,066	14,367

Total	$262,735	$149,739	$114,620

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue by geographical market:
Europe	$175,731	$119,393	$90,453
Americas	69,278	20,419	15,699
Rest of the world	17,726	9,927	8,468

Total	$262,735	$149,739	$114,620

In the year ended December 31, 2021, the United States of America, Malta, Gibraltar and the United Kingdom represented 20%, 14%, 13% and 13% of total revenue, respectively. In the year ended December 31, 2020, Malta, Gibraltar and the United Kingdom represented 16%, 15% and 13% of total revenue, respectively. In the year ended December 31, 2019, Gibraltar and Malta represented 16% and 12% of total revenue, respectively.

Revenues by Major Customers

No customers accounted for 10% or more of revenue in the years ended December 31, 2021, 2020 and 2019 respectively.

Revenue from other sources

For the year ended December 31, 2021, revenue for the Sports Technology and Services product group includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $379.5 million as of December 31, 2021. The Company expects to recognize approximately 42% in revenue within one year, and the remainder in the next 13 – 120 months.

During the year-ended December 31, 2021, the Company recognized revenue of $38.9 million for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 5 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when revenue is recognized subsequent to invoicing. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of December 31, 2021, the Company had $21.8 million of contract assets and $29.9 million of contract liabilities, recognized as deferred revenue. As of December 31, 2020, the Company had $10.1 million of contract assets and $26.0 million of contract liabilities, recognized as deferred revenue. As of December 31, 2019, the Company had $5.7 million contract assets and $16.0 million of contract liabilities, recognized as deferred revenue.

The $11.7 million increase in contract assets as compared to the balance of $10.1 million as of December 31, 2020 is due to the acquisition of Second Spectrum. The $3.9 million increase in deferred revenue as compared to the balance of $26.0 million as of December 31, 2020 is primarily due to cash payments received or due in advance of satisfying performance obligations, which were in the ordinary course of business.

Substantially all of the deferred revenue beginning balance as of each period presented has been recognized in the years ended December 31, 2021 and 2020.

COVID-19

Due to COVID-19, sporting events were suspended, postponed or cancelled during 2020 and early 2021, resulting in service issues related to certain customer contracts for Betting Technology, Content and Services as there was a lack of available official sports data for higher-tiered sporting events, and customers entered into these contracts with the expectation they would have access to official sports data for higher-tiered sporting events. As a result, the Company entered into contract modifications with certain customers in the second and third quarter of 2020 to provide one-time discounts on fixed fees in connection with Betting Technology, Content & Services, as compensation for the service issues, resulting in a reduction in revenue in the periods impacted. While the Company did not experience any service issues as a result of COVID-19 for the year ended December 31, 2021, the extent of the ongoing and future effects of COVID-19 and its variants on the Company’s business is uncertain.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Accounts Receivable, Net

As of December 31, 2021, accounts receivable, net consisted of accounts receivable of $50.1 million less allowance for doubtful accounts of $1.3 million. As of December 31, 2020, accounts receivable, net consisted of accounts receivable of $26.1 million less allowance for doubtful accounts of $1.3 million.

Allowance for doubtful accounts is as follows (in thousands):

	As of December 31, 2021	As of December 31, 2020
Balance, beginning of period	$1,270	$760
Increase (decrease) in provision	1,726	582
Write-offs, net of recoveries	(1,672)	(122)
Foreign currency translation adjustments	(12)	50

Balance, end of period	$1,312	$1,270

Note 6. Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31,	As of December 31,
	2021	2020
Buildings	$2,451	$2,434
IT Equipment	20,571	9,695
Furniture and fixtures	1,821	1,700
Other equipment	38	38

Total property and equipment	$24,881	$13,867

Less: accumulated depreciation	10,436	8,865

Property and equipment, net	$14,445	$5,002

Depreciation expense related to property and equipment was $3.0 million, $1.6 million, and $1.7 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 7. Goodwill

Changes in the carrying amount of goodwill for the periods presented in accompanying consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2019	$192,980
Goodwill acquired	2,211
Effect of currency translation remeasurement	5,433

Balance as of December 31, 2020	$200,624
Goodwill acquired(1)	152,421
Effect of currency translation remeasurement	(6,627)

Balance as of December 31, 2021	$346,418

(1)	Includes a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021 for the Second Spectrum acquisition

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2021, the carrying amount of goodwill increased by $20.5 million due to the FanHub acquisition, $101.4 million due to the Second Spectrum acquisition, $30.5 million due to the Spirable acquisition. For the year ended December 31, 2020 the carrying amount of goodwill increased by $2.2 million due to the Sportzcast acquisition. (See Note 3 — Business Combinations.)

No impairment of goodwill was recognized for the years ended December 31, 2021, 2020 and 2019.

Note 8. Intangible Assets, Net

Intangible assets subject to amortization as of December 31, 2021 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	7	$71,266	$23,625	$47,641
Marketing products	6	62,803	12,786	50,017
Technology	2	112,698	54,811	57,887
Capitalized software	2	70,494	34,820	35,674

Total intangible assets		$317,261	$126,042	$191,219

Intangible assets subject to amortization as of December 31, 2020 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)	(in thousands)
Data rights	8	$71,797	$16,621	$55,176
Marketing products	12	24,757	4,548	20,209
Technology	1	44,720	32,625	12,095
Capitalized software	2	44,374	17,312	27,062

Total intangible assets		$185,648	$71,106	$114,542

Amortization expense was $56.3 million, $33.4 million, and $26.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2021, expected amortization of intangible assets for each of the five succeeding fiscal years and thereafter is as follows:

Fiscal Years	(in thousands)
2022	$62,929
2023	55,558
2024	27,112
2025	8,859
2026	8,859
Thereafter	27,902

Total	$191,219

Note 9. Other Assets

Other assets (current and long-term) as of December 31, 2021 and 2020 are as follows (in thousands):

	December 31, 2021	December 31, 2020
Other current assets:
Non-trade receivables	$6,767	$3,448
Deferred offering costs	—	2,093
Executive note receivable	—	4,659
Inventory	530	384

Total other current assets	$7,297	$10,584

Other assets:
Security deposit	$4,059	$3,622
Corporate tax receivable	3,886	1,256
Sales tax receivable	623	3,042
Contract costs	1,751	1,576

Total other assets	$10,319	$9,496

Note 10. Debt

The following table summarizes outstanding debt balances as of December 31, 2021 and 2020 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	December 31, 2021	December 31, 2020
Investor Loan Notes	September 2018 to December 2019	April 2021	10%	$—	$82,631
Genius Sports Italy Srl Mortgage	December 2010	December 2025	1%	88	116
Related party loan	December 2020	April 2021	4%	—	10,248

				$88	$92,995
Less current portion of debt				(23)	(10,272)

Non-current portion of debt				$65	$82,723

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investor Loan Notes

On September 7, 2018, the Company issued to Maven TopHoldings SARL, a subsidiary of a fund advised by Apax and other shareholders $56.2 million aggregate principal amount of unsecured investor loan notes with interest of 10% per annum and $5.2 million aggregate principal amount of unsecured manager loan notes with interest at 10% per annum (collectively the “Investor Loan Notes”). During September and December 2019, supplemental deeds to the Investor Loan Notes were entered into by the Company, providing for the issuance of additional Investor Loan Notes with an aggregate principal amount of $1.4 million. See Note 20 — Related Party Transactions. The Company repaid the Investor Loan Notes in full upon the consummation of the Merger.

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for the equivalent of $0.3 million to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Related Party Loan

On December 8, 2020, certain investment funds affiliated with Apax entered into a loan agreement with a subsidiary of the Company (the “Related Party Loan”) for an aggregate amount of $10.0 million in order to fund cash consideration payable with respect to acquisition of business, properties or assets, as well as to fund general corporate expenses, including working capital. The Related Party Loan carries an interest rate of 4.00% per annum. See Note 20 — Related Party Transactions. The Company repaid the Related Party Loan in full upon the consummation of the Merger.

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.00% over the Bank of England rate. As of December 31, 2021 and 2020, the Company had no outstanding borrowings under its lines of credit.

As of December 31, 2021 and 2020, the Company was in compliance with all applicable covenants related to its indebtedness.

Interest Expense

Interest expense was $3.4 million, $8.0 million and $6.9 million for the years ended December 31, 2021, 2020 and 2019, respectively.

Debt Maturities

Expected future payments for all borrowings as of December 31, 2021 are as follows:

Fiscal Period:	(in thousands)
2022	$23
2023	22
2024	23
2025	20
2026	—
Thereafter	—

Total payment outstanding	$88

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitles the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allows the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants have an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In the year ended December 31, 2021, 1,531,591 Public Warrants were exercised at a price of $11.50 per share, resulting in proceeds of $17.6 million, and the issuance of 1,531,591 shares of Common Stock. As of December 31, 2021, 7,668,381 Public Warrants remained outstanding.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of common stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are non-redeemable so long as they are held by the Sponsor or its permitted transferees. If the Private Placement Warrants are held by someone other than the sponsor or its permitted transferees, the Private Placement Warrants are redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. On September 15, 2021, the Private Placement Warrants were exercised in full on a cashless basis, resulting in the issuance of 2,282,759 shares of Common Stock. None of the Private Placement Warrants remain outstanding as of December 31, 2021.

The Company accounts for Public Warrants and Private Placement Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public and Private Placement Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public and Private Placement Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the consolidated statement of operations. For the year ended December 31, 2021, a loss of $11.4 million was recognized from the change in fair value of the Public and Private Placement Warrants in the Company’s consolidated statements of operations.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Other Liabilities

Other liabilities (current and long-term) as of December 31, 2021 and 2020 are as follows (in thousands):

	December 31, 2021	December 31, 2020
Other current liabilities:
Other payables	$2,839	$3,576
Deferred consideration	5,675	—
Contingent consideration	21,840	138

Total other current liabilities	$30,354	$3,714

Other liabilities:
Deferred consideration	$4,595	$—
Contingent consideration	6,532	2,164
Incentive securities	—	1,425

Total other liabilities	$11,127	$3,589

Note 13. Common Shares

Ordinary Shares

Holders of Ordinary Shares are entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions on a one vote per ordinary share basis, exercised by a show of hands, on a poll or on a written resolution. The holders of ordinary shares are entitled to such dividends as may be declared by the Genius Board, subject to all applicable laws, including but not limited to the Guernsey Companies Law and the Genius Governing Documents. Dividends and other distributions authorized by the Genius Board in respect of the issued and outstanding ordinary shares shall be paid in accordance with the Genius Governing Documents and shall be distributed among the holders of ordinary shares on a pro rata basis.

As of December 31, 2021, the Company had unlimited Common Shares authorized and 193,585,625 shares issued and outstanding. As of December 31, 2020, the Company had 70,040,242 Common Shares authorized, issued and outstanding.

B Shares

Holders of B Shares are entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions. On a show of hands, on a poll or on a written resolution each holder of B Shares is entitled to exercise one tenth of a vote per B Share held. The B shares do not entitle holders to dividends or distributions, or to participate in any other distribution of the assets of the Company whether on a winding up or otherwise.

As of December 31, 2021, the Company had 22,500,000 B Shares authorized and 18,500,000 B Shares issued and outstanding. As of December 31, 2020, the Company had no B Shares authorized, issued and outstanding.

Note 14. Loss Per Share

The Company uses the two-class method to calculate net loss per share and apply the more dilutive of the two-class method, treasury stock method or if-converted method to calculate diluted net loss per share. Undistributed earnings for each period are allocated to participating securities, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

distributed. As there is no contractual obligation for Preference Shares outstanding in the periods to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the years ended December 31, 2021, 2020 and 2019 is as follows (in thousands except share and per share data):

	Year ended December 31,
	2021	2020	2019
Net loss attributable to common stockholders — basic and diluted	$(592,753)	$(30,348)	$(40,207)
Basic and diluted weighted average common stock outstanding	150,912,333	70,040,242	68,414,830

Loss per share attributable to common stockholders — basic and diluted	$(3.93)	$(0.43)	$(0.59)

The shares and net loss per common share, prior to the Business Combination, have been retroactively restated as shares reflecting the Exchange Ratio of approximately 37.38624 shares of the Company per one share of Maven Topco as established in the Merger.

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year ended December 31,
	2021	2020	2019
Stock options to purchase common stock	436,238	—	—
Unvested restricted shares	8,889,155	—	—
Public Warrants to purchase common stock	7,668,381	—	—
Warrants issued to NFL to purchase common stock	18,500,000	—	—
Preference shares	—	218,561,319	218,561,319
Incentive Securities	—	31,168,684	28,465,659

Total	35,493,774	249,730,003	247,026,978

Note 15. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Share Plan, using the Exchange Ratio established during the Merger. See Note 2 – Reverse Capitalization.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April Modification, which is determined to be immaterial.

The estimated October Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Common share and equivalents price - marketable (1)	$10.26
Discount for lack of marketability (“DLOM”) (2)	16.0%
*Term (3)	4.5	years
*Volatility (4)	83.3%
*Risk-free rate (5)	0.3%

(1)	Represents the publicly traded common stock price of dMY as of the modification date on October 27, 2020
(2)

Represents the discount for lack of marketability of the historical Incentive Securities as of the modification date on October 27, 2020 (subsequently converted to restricted shares upon Closing), calculated using the Finnerty Method

(3)	Represents the sum of the expected term from the modification date to Closing (6 months) and the vesting period of 4 years for Performance-Vesting Restricted Shares
(4)	Calculated based on comparable companies’ historical volatilities over a matching term of 4.5 years
(5)	Based on the U.S. Constant Maturity Treasury yield curve as of the modification date over a matching term of 4.5 years
*	Only used to estimate the modification date fair value of historical Class D Incentive Securities (subsequently converted to Performance-Vesting Restricted Shares) under Monte Carlo simulations

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Second Spectrum Restricted Shares

On June 15, 2021, as part of the Company’s acquisition of Second Spectrum (See Note 3 — Business Combinations), the Company granted 518,706 restricted shares to the founders of Second Spectrum, with 50% to be vested on December 31, 2021 and 2022 (“Second Spectrum Restricted Shares”). The grant date fair value of the Second Spectrum Restricted Shares is estimated to be equal to the closing price of the Company’s common stock of $17.74 as of the grant date on June 15, 2021.

A summary of the Company’s overall restricted shares activities for the year ended December 31, 2021 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2020	—
Granted	10,995,112	$8.70
Forfeited	(5,842)	$8.62
Vested	(2,100,115)	$9.76

Unvested restricted shares as of December 31, 2021	8,889,155	$8.44

The compensation cost recognized for the restricted shares during the year ended December 31, 2021 was $244.8 million, and zero for the years ended December 31, 2020 and 2019, respectively.

As of December 31, 2021, total unrecognized compensation cost related to the restricted shares was $49.6 million and is expected to be recognized over a weighted-average service period of 1.2 years.

Stock Options

2021 Option Plan

On April 20, 2021 (“Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated Grant Date fair value of the Company’s options under the 2021 Option Plan was calculated using a combination of the Black Scholes Option Pricing Model and Monte Carlo simulations based on the following assumptions:

Time to maturity(1)	5.0	years
Common stock price(2)	$16.21
Volatility(3)	90.1%
Risk-free rate(4)	0.8%
Strike price(1)	$10.00
Dividend yield(5)	0.0%

(1)	Based on contractual terms
(2)	Represents the publicly traded common stock price as of the Grant Date
(3)	Calculated based on comparable companies’ historical volatilities over a matching term of 5 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term over 5 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

A summary of the Company’s options activity for the year ended December 31, 2021 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2020	—
Granted	445,868	$10.00
Forfeited	(9,630)	$10.00

Outstanding as of December 31, 2021	436,238	$10.00	4.30	$—
Exercisable as of December 31, 2021	58,053

Unvested as of December 31, 2021	378,185

The compensation cost recognized for options during the year ended December 31, 2021 was $1.4 million. The weighted-average grant date fair value per share of options granted during the year ended December 31, 2021 was $10.11. The total fair value of options that vested during the year ended December 31, 2021 was $0.5 million.

As of December 31, 2021, the Company had $3.0 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 3.00 years.

NFL Warrants

On April 1, 2021, the Company entered into a new multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Agreement contemplates a six-year period (the “Term”), with an initial four-year period commencing April 1, 2021 and years five and six renewable by NFL in one year increments. Pursuant to the License Agreement, the Company, agreed to issue the NFL an aggregate of up to 18,500,000 warrants and 2,000,000 additional warrants for each annual extension, with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the six-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April, 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the year ended December 31, 2021 is as follows:

	Number of Warrants	Weighted Averaged Exercise Price
Outstanding as of December 31, 2020	—
Issued	18,500,000	$0.01

Outstanding as of December 31, 2021	18,500,000

The cost recognized for the warrants during the year ended December 31, 2021 was $243.2 million, and zero for the years ended December 31, 2020 and 2019. As of December 31, 2021, the Company had $46.0 million of unrecognized stock-based compensation expense related to the warrants. The warrants vest over a three year period and the cost is expected to be recognized over a weighted-average period of 0.89 years. 11,250,000 warrants were vested in the year ended December 31, 2021.

Incentive Securities

Prior to the Merger, the Company maintained an equity incentive arrangement providing employees options to purchase historical Maven Topco’s common stock (the “Incentive Securities”) consisting of B Ordinary Shares (“Class B Incentive Securities”), C Ordinary Shares, C1 Ordinary Shares, C2 Ordinary Shares (collectively, “Class C Incentive Securities”), D1 Ordinary Shares, and D2 Ordinary Shares (collectively, “Class D Incentive Securities”), with each share having a par value of $0.01, except for the Class C Incentive Securities, which had a par value of $0.21. In connection with the Merger, any Incentive Securities that remained unvested immediately prior to the Closing were exchanged for restricted shares issued under the 2021 Restricted Share Plan (discussed above in “2021 Restricted Shares Plan” section).

Pursuant to the Business Combination Agreement, a catch-up payment of $20.4 million was made to the holders of Class B Incentive Securities (“Incentive Securities Catch-Up Payment”) in relation to their rights to distribution upon liquidation events as contemplated in Maven Topco’s Articles of Incorporation. The Incentive Securities Catch-Up Payment was recognized as stock-based compensation expense upon Closing.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Based on the forfeiture provisions discussed below, although the Incentive Securities were legally issued, they were not considered outstanding from an accounting perspective.

The Incentive Securities were subject to a repurchase feature, which in most instances was essentially a forfeiture provision. The Company had a call option to any or all of the Incentive Securities and the call option price depended on whether the Incentive Securities holder who left the Company was classified as a “Good Leaver” or a “Bad Leaver”. The repurchase price for a Good Leaver’s vested Incentive Securities was the fair value of the vested Incentive Securities. The repurchase price for any Bad Leaver’s Incentive Securities, and any Incentive Securities a Good Leaver held which remained unvested, was the lower of fair value or the original cost, akin to a forfeiture provision.

Outside of retirement from the Company at the statutory retirement age and any other circumstance in which the Company’s remuneration committee exercised its discretion to deem an individual to be a Good Leaver, any voluntary termination by a holder of Incentive Securities would entitle the Company to require the forfeiture of the Incentive Securities. The Company determined that it was not probable that any participants would reach the statutory retirement age while employed by the Company. Due to the repurchase feature, the Company estimated that holders of Incentive Securities would forfeit all of their Incentive Securities. As such, the Company did not recognize any compensation cost for the Incentive Securities for the period from January 1, 2021 to the Closing on April 20, 2021 and for the year ended December 31, 2020.

As the stated vesting provisions for the Incentive Securities were deemed non-substantive for accounting purposes any payments made by employees to purchase the Incentive Securities were recorded by the Company as deposit liabilities. Should any of the awards vest, the deposit would be reclassified to equity and the requisite cost would be recognized. The balance of deposit liabilities as of December 31, 2021 and December 31, 2020 is zero and $1.4 million, respectively.

There were no Incentive Securities granted during the period from January 1, 2021 to April 20, 2021. On April 20, 2021, all Incentive Securities were converted to restricted shares pursuant to the Business Combination Agreement. There were no Incentive Securities outstanding as of December 31, 2021.

A summary of the Company’s Incentive Securities activity for the year ended December 31, 2021 is as follows (awards outstanding are recalculated based on the Exchange Ratio established during the Merger as the result of the reverse capitalization. See Note 2 — Reverse Capitalization for details):

	Awards Outstanding	Weighted Averaged Exercise Price	Aggregate Intrinsic Value
			(in thousands)
Unvested awards December 31, 2020	31,168,684	$1.60	$16,243
Converted	(31,168,684)	$1.39

Outstanding as of December 31, 2021	—		$—

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Cost of revenue	$243,512	$—	$—
Sales and marketing	3,546	—	—
Research and development	4,670	—	—
General and administrative	237,746	—	—

Total	$489,474	$—	$—

Note 16. Fair Value Measurements

The Public Warrants are classified as Level 1 financial instruments. The fair value of Public Warrants has been measured based on the listed market price of such warrants.

The Private Placement Warrants are classified as Level 3 financial instruments. The Company estimated the fair value of the Private Placement Warrants using a Black Scholes Pricing Model. Inherent in a Black Scholes Pricing Model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock warrants based on implied volatility from the Company’s traded warrants and from historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Public Warrants	$16,794	$—	$—	$16,794
Contingent Consideration	—	20,532	7,840	28,372

Total liabilities	$16,794	$20,532	$7,840	$45,166

The following assumptions were used for the valuation of the Private Placement Warrants as of September 15, 2021 (the exercise date) and April 20, 2021:

	As of September 15, 2021		As of April 20, 2021
Exercise price	$11.50		$11.50
Stock price	$20.05		$16.21
Volatility	65.90%		26.60%
Term	4.60	years	5.00	years
Risk-free rate	0.73%		0.82%
Dividend yield	0.00%		0.00%

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The change in the fair value of the derivative warrant liabilities (Public Warrants and Private Placement Warrants) from April 20, 2021 to December 31, 2021 is summarized as follows (in thousands):

	Public Warrants	Private Placement Warrants	Total
Initial measurement at April 20, 2021	$52,638	$32,026	$84,664
Change in fair value	(22,733)	34,145	11,412
Exercise of warrants	(12,928)	(65,876)	(78,804)
Foreign currency translation adjustments	(183)	(295)	(478)

Derivative warrant liabilities at December 31, 2021	$16,794	$—	$16,794

Contingent consideration is classified as Level 2 and Level 3 financial instruments. The fair value of the Level 2 contingent consideration has been measured based on the underlying stock price of the Company. The fair value of the Level 3 contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

	2021	2020
Beginning balance — January 1	$2,302	$2,520
Additions(1)	6,615	—
(Gain) loss on fair value remeasurement of contingent consideration(2)	19,405	(271)
Foreign currency translation adjustments	50	53

Ending balance — December 31	$28,372	$2,302

(1)

Additions during the year ended December 31, 2021 represent contingent consideration liabilities arising from the Spirable acquisition (refer to Note 3 – Business Combinations) in the third quarter of 2021.

(2)

(Gain) loss on fair value remeasurement of contingent consideration mainly consist of an increase in the obligation to the former management shareholders of Second Spectrum as the lock-up period expired on December 31, 2021. Pursuant to the terms and conditions of the business combination agreement with Second Spectrum, the Company will issue an additional 2,701,576 shares of the Company’s common stock to the former Second Spectrum shareholders in early 2022.

With the respect to the contingent consideration obligation arising from the Spirable acquisition, the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.

As of December 31, 2021, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Income Taxes

The U.K. and foreign components of the Company’s loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
U.K.	$(326,206)	$(26,846)	$(43,199)
Foreign	(278,248)	(1,689)	(2,374)

Loss before income taxes	$(604,454)	$(28,535)	$(45,573)

The components of the Company’s income tax (benefit) expense consisted of the following (in thousands):

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2021	2020	2019
Current:
U.K.	$—	$—	$—
Foreign	1,708	47	114

Current tax expense	1,708	47	114

Deferred:
U.K.	(13,618)	1,650	(5,374)
Foreign	209	116	(106)

Deferred tax expense (benefit)	(13,409)	1,766	(5,480)

Total	$(11,701)	$1,813	$(5,366)

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate of 19.0% is as follows:

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2021	2020	2019
U.K. provision at statutory rate	19.0%	19.0%	19.0%
Expenses not deductible for tax purposes	(1.6)	0.9	(3.6)
Return to provision	(0.4)	—	—
Non-deductible interest expense	—	(3.6)	—
Income not taxable	—	—	0.8
Stock based compensation	(19.7)	2.6	1.5
Chargeable gains/(losses)	—	—	—
Remeasurement of warrant liability	—	—	—
Transaction cost adjustment	—	(1.4)	—
Tax rate change	0.3	—	(0.4)
Foreign rate difference	5.3	—	(1.5)
Change in valuation allowance	(0.9)	(21.6)	(4.0)

Effective tax rate	2.0%	(4.1)%	11.8%

The Company’s effective tax rates differ from the U.K. statutory rate primarily due to the change in valuation allowance, and expenses not deductible for tax purpose.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company’s deferred income tax assets and liabilities as of December 31, 2021 and 2020 are as follows (in thousands):

	Year Ended December 31,	Year Ended December 31,
	2021	2020
Deferred tax assets:
Net operating loss carry forward	$48,031	$26,498
Property and equipment	(78)	159
Other	180	187

Deferred tax assets before valuation allowance	48,133	26,844
Valuation allowance	(19,059)	(11,240)

Deferred tax assets, net of valuation allowance	29,074	15,604

Deferred tax liabilities:
Outside basis difference	2,034	1,913
Intangible assets	43,942	21,783

Deferred tax liabilities	45,976	23,696

Net deferred tax assets (liabilities)	$(16,902)	$(8,092)

The Company assesses the realizability of deferred tax assets based on the available evidence, including a history of taxable income and estimates of future taxable income. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. Due to the losses the Company generated in the current and prior years, the Company believes it is not more likely than not that all of the deferred tax assets can be realized in certain jurisdictions. Accordingly, the Company established and recorded a valuation allowance on its net deferred tax assets of $19.1 million as of December 31, 2021 and a valuation allowance on its net deferred tax assets of $11.2 million as of December 31, 2020.

As of December 31, 2021, the Company had $164.9 million of U.K. net operating loss carryforwards available to reduce future taxable income. All of the U.K. net operating losses will be carried forward indefinitely for U.K. tax purposes.

The Company had no uncertain tax positions for the years ended December 31, 2021 and 2020.

Note 18. Commitments and Contingencies

Leases

The Company leases office space under various non-cancellable operating leases expiring at various dates through August 10, 2025. The Company also leases miscellaneous office equipment under noncancelable operating leases. Rent expense related to operating leases was $5.1 million, $2.9 million, and $3.6 million for the years ended December 31, 2021, 2020 and 2019, respectively. The Company also subleases certain property under operating leases. Sublease income was $2.2 million and $1.3 million for the years ended December 31, 2021 and 2020, respectively. Sublease income for the year ended December 31, 2019 was immaterial.

In September 2019, the Company legally assigned its rights and obligations in a London, England office lease to a third party. Historically, the Company accounted for the lease as an operating lease under US GAAP. In connection with the legal assignment to the third party, the Company was relieved of its primary obligation under the original lease, and the transaction was accounted for as a lease termination. In connection with the lease

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

termination, the Company recognized a loss on termination of the original lease of $1.1 million in the year ended December 31, 2019 inclusive of amounts paid to the third party to assume the original lease. The loss was recognized in general and administrative expense in the Company’s consolidated statement of operation.

As of December 31, 2021, future minimum rental payments under noncancelable operating leases are as follows (in thousands):

Years Ended December 31	(in thousands)
2022	$6,870
2023	5,757
2024	4,466
2025	1,366
2026	—
Thereafter	—

Total	$18,459

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of December 31, 2021, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

Years Ended December 31	(in thousands)
2022	$113,218
2023	133,439
2024	124,876
2025	38,050
2026	14,464
Thereafter	27,901

Total	$451,948

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $28.3 million as of December 31, 2021, with approximately $14.9 million due within one year and the remaining due by 2025.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the audited consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Couchmans LLP Settlement

An agreement was signed on February 25, 2014 with Couchmans LLP and Couchmans Data Services Limited (together “Claimants”) for the supply of basketball data to Betgenius, Ltd. (“Betgenius”) in exchange for revenue share payments. On February 9, 2017 Betgenius received notice from Travers Smith LLP, the legal counsel to the Claimants, regarding an alleged breach of contract. On April 30, 2019, a settlement agreement was signed with the Claimants in relation to the non-payment of revenue shares owed to the Claimants by the Company from the signed 2014 agreement. Per the terms of the settlement agreement, the Company would pay a sum totaling $1.4 million to the Claimants, due in tranches. The Company paid its final tranche of approximately $0.1 million in the first quarter of 2020.

BetConstruct Litigation

On September 6, 2019, the Company sent a letter to Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) stating that BetConstruct has infringed on the Company’s database rights by copying and using the contents of the Company’s databases. In March 2020, the Company filed a claim against BetConstruct and its affiliates, Royal Panda Limited and Vivaro Limited, in the High Court of England and Wales with respect to their infringement of the Company’s database rights. The Company is seeking injunctive and monetary relief against BetConstruct in connection with the alleged infringement. The claim has been amended to address the effects of Brexit. BetConstruct, having filed a defense, has now filed an amended defense and issued a counterclaim relating to competition law. Procedural steps in relation to the amended claim and amended defense and counterclaim on-going. Future timetable to be agreed. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Sportradar Litigation

On February 28, 2020, Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filed a claim with the Registrar of the Competition Appeal Tribunal (“CAT”) against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar is claiming that the Company has breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo.

Sportradar is seeking injunctive and monetary relief against the Company and Football DataCo in connection with the Football DataCo Agreement. The Company is currently defending the claim and Football DataCo (supported by the Company) made an application to transfer the claim from the Competition Appeal Tribunal to the U.K. High Court on June 29, 2020. In addition, the Company and Football DataCo have issued claims against Sportradar for matters including conspiracy to injure by unlawful means and breach of confidence in relation to Sportradar’s unauthorized data collection activities at football club grounds where the Company has an exclusive right to collect official live data, which will be heard in the U.K. High Court (the foregoing litigation, the

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

“Sportradar Litigation”), and seeks injunctive and monetary relief pursuant to such claims. A defense has been filed and served. Single trial listed to take place in autumn 2022. The outcome of the litigation is uncertain, and therefore, the Company is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of these proceedings and the impact that they may have on the Company’s business or reputation.

Bank Letters of Credit

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries. The Company has bank guarantees with Barclays Bank PLC totaling approximately $40.6 million outstanding as of December 31, 2021.

The Company has not recorded any liability in connection with these bank guarantee arrangements. Based on historical experience and information currently available, the Company does not believe it will be required to make any payments under the bank guarantee arrangements. The Company has recorded $0.8 million, $0.8 million, and $0.7 million in interest expense in the years ended December 31, 2021, 2020, and 2019, respectively.

Note 19. Employee Benefit Plan

The Company operates a defined contribution plan for its employees. This plan is a qualified retirement savings plan under which the Company pays fixed contributions. The Company’s contributions were $1.2 million, $0.8 million, and $0.9 million in the years ended December 31, 2021, 2020 and 2019, respectively.

Note 20. Related Party Transactions

The Company extended a $4.1 million loan to one of its executives on September 7, 2018. The executive notes receivable carried a 2.5% annual interest rate and was a full-recourse loan. As of December 31, 2020, the outstanding balance on the loan receivable, inclusive of interest, was $4.7 million. On April 20, 2021 upon the successful consummation of the Merger the Company made a catch-up payment of $15.7 million related to certain executive’s holdings of the Company’s Incentive Securities (net of proceeds from repayment of certain employee loan).

On September 7, 2018, during September and December of 2019, the Company issued investor loan notes to Apax and other shareholders. On December 8, 2020, certain investment funds affiliated with Apax entered into a Related Party Loan agreement with a subsidiary of the Company. The Company repaid the investor loan notes and the Related Party Loan in full upon the consummation of the Merger. See Note 10 – Debt.

The Company made payments of $9.7 million and $2.0 million to Oakvale Capital in respect to success fees relating to the Merger and acquisition of Second Spectrum respectively for year ended December 31, 2021. A director of the Company is a founder and managing partner of Oakvale Capital.

The Company made payments of $0.3 million, $0.2 million and $0.2 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the years ended December 31, 2021, 2020 and 2019, respectively.

Certain investment funds affiliated with Apax have provided the Company with a commitment letter in support of a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of up to £30,000,000 (approximately $40.6 million as of December 31, 2021) (the “Commitment Letter”), upon the occurrence of certain events. See Note 18 – Commitments and Contingencies.

GENIUS SPORTS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In the year ended December 31, 2021, the Company issued 42,242 restricted shares to two independent members of the board of directors, vesting between April 2022 and April 2024. Related to the issuance, the Company recognized compensation cost of $0.2 million during the years ended December 31, 2021, in general and administrative expense in the consolidated statements of operations.

Note 21. Subsequent Events

In preparing the consolidated financial statements as of December 31, 2021 and 2020, the Company has evaluated subsequent events through March 18, 2022, which is the date the consolidated financial statements were issued.

Canadian Football League Partnership

On December 10, 2021, the Company announced a landmark strategic partnership with the Canadian Football League (“CFL” or “the League”), the second largest football league globally with over 100 years of history. As part of the agreement, Genius Sports will have the exclusive rights to commercialize the CFL’s official data worldwide and video content with sportsbooks in international markets, replicating the global distribution and success of its official betting products for the EPL and NFL, among others. In connection with the partnership, in addition to the official data rights agreement, Genius Sports and the CFL have also agreed that Genius Sports will acquire a minority stake in CFL Ventures, the new commercial arm of the League, allowing the Company to benefit strategically and financially from the CFL’s growth. The transaction became effective in January 2022.

Second Spectrum Additional Share Consideration

On June 15, 2021, the Company acquired all outstanding equity interests in Second Spectrum for a total consideration of $198.3 million including $115.0 million in cash and $83.3 million in equity, reflecting a working capital adjustment of $1.1 million in the fourth quarter of fiscal year 2021.

On February 2, 2022, the Company issued 2,701,576 additional ordinary shares to the sellers that received equity consideration, pursuant to the terms and conditions of the business combination agreement.